UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Table of Contents
Company Data
Capital Composition	1
Individual financial statements
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities and Equity	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows – Indirect Method	6
Statement of Changes in Equity
01/01/2018 to 12/31/2018	7
01/01/2017 to 12/31/2017	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities and Equity	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows - Indirect Method	14
Statement of Changes in Equity
01/01/2018 to 12/31/2018	15
01/01/2017 to 12/31/2017	16
Statements of Value Added	17
Management Report	18
Notes to Interim financial statements	37
Reports
Independent Auditor’s Report - Unqualified	124
Management declaration on financial statements	128
Management declaration on independent auditor’s report	129

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Capital Composition

Number of Shares (In units)	Closing Date 12/31/2018
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 12/31/2018	Previous Year 12/31/2017	Prior Year 12/31/2016
1	Total assets	10,807,954	9,463,648	-
1.01	Current assets	799,599	275,382	-
1.01.01	Cash and cash equivalents	79,364	6,581	-
1.01.06	Taxes recoverable	18,087	63,751	-
1.01.06.01	Current taxes recoverable	18,087	63,751	-
1.01.06.01.01	Income tax and social contribution to be offset	9,441	17,052	-
1.01.06.01.02	Other taxes recoverable	8,646	46,699	-
1.01.08	Other current assets	702,148	205,050	-
1.01.08.03	Other	702,148	205,050	-
1.01.08.03.01	Other receivables	417	243	-
1.01.08.03.04	Dividends and interest on capital	701,731	204,807	-
1.02	Noncurrent assets	10,008,355	9,188,266	-
1.02.01	Long-term assets	191,019	629,352	-
1.02.01.07	Deferred taxes	112,522	145,778	-
1.02.01.07.02	Deferred tax assets	112,522	145,778	-
1.02.01.09	Receivables from related parties	72,933	127,147	-
1.02.01.09.02	Receivables from subsidiaries	72,933	127,147	-
1.02.01.10	Other noncurrent assets	5,564	356,427	-
1.02.01.10.04	Escrow Deposits	703	665	-
1.02.01.10.07	Advance for future capital increase	-	350,000	-
1.02.01.10.10	Other receivables	4,861	5,762	-
1.02.02	Investments	9,816,139	8,557,673	-
1.02.02.01	Equity interests	9,816,139	8,557,673	-
1.02.02.01.02	Equity interests in subsidiaries	9,816,139	8,557,673	-
1.02.03	Property, plant and equipment	1,087	1,170	-
1.02.03.01	Property, plant and equipment - in servce	1,087	1,170	-
1.02.04	Intangible assets	110	71	-
1.02.04.01	Intangible assets	110	71	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 12/31/2018	Previous Year 12/31/2017	Prior Year 12/31/2016
2	Total liabilities	10,807,954	9,463,648	-
2.01	Current liabilities	531,380	303,812	-
2.01.02	Trade payables	2,854	1,644	-
2.01.02.01	Domestic suppliers	2,854	1,644	-
2.01.03	Taxes payable	13,519	717	-
2.01.03.01	Federal taxes	13,500	717	-
2.01.03.01.01	Income tax and social contribution payable	8,261	-	-
2.01.03.01.02	Other taxes	5,239	717	-
2.01.03.03	Municipal taxes	19	-	-
2.01.04	Borrowings	-	1,938	-
2.01.04.02	Debentures	-	1,938	-
2.01.04.02.02	Interest paid on debentures	-	1,938	-
2.01.05	Other liabilities	515,007	299,513	-
2.01.05.02	Others	515,007	299,513	-
2.01.05.02.01	Dividends and interest on capital payable	491,602	281,919	-
2.01.05.02.07	Other payables	23,405	17,594	-
2.02	Noncurrent liabilities	13,825	198,308	-
2.02.01	Borrowings	-	184,388	-
2.02.01.02	Debentures	-	184,388	-
2.02.01.02.01	Debentures	-	184,388	-
2.02.02	Other liabilities	13,584	13,320	-
2.02.02.02	Others	13,584	13,320	-
2.02.02.02.04	Other payables	13,584	-	-
2.02.04	Provisons	241	600	-
2.02.04.01	Tax, social security, labor and civil provisions	241	600	-
2.02.04.01.02	Social security and labor provisions	-	57	-
2.02.04.01.04	Civil provisions	241	543	-
2.03	Equity	10,262,749	8,961,528	-
2.03.01	Issued capital	5,741,284	5,741,284	-
2.03.02	Capital reserves	469,257	468,014	-
2.03.04	Earnings reserves	4,428,502	2,916,736	-
2.03.04.01	Legal reserve	900,992	798,090	-
2.03.04.02	Statutory reserve	3,527,510	2,118,646	-
2.03.08	Other comprehensive income	(376,294)	(164,506)	-
2.03.08.01	Accumulated comprehensive income	(376,294)	(164,506)	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2018 to 12/31/2018	01/01/2017 to 12/31/2017	01/01/2016 to 12/31/2016
3.01	Net operating revenue	1	1	-
3.03	Gross profit	1	1	-
3.04	Operating income (expenses)	2,206,914	1,306,995	-
3.04.02	General and administrative expenses	(43,930)	(42,771)	-
3.04.05	Others operating expenses	9	-	-
3.04.06	Share of profit (loss) of investees	2,250,835	1,349,766	-
3.05	Profit before finance income (costs) and taxes	2,206,915	1,306,996	-
3.06	Finance income (costs)	(27,300)	(56,471)	-
3.06.01	Finance income	(22,160)	12,983	-
3.06.02	Financial expenses	(5,140)	(69,454)	-
3.07	Profit (loss) before taxes on income	2,179,615	1,250,525	-
3.08	Income tax and social contribution	(121,575)	(70,775)	-
3.08.01	Current	(88,317)	(45,481)	-
3.08.02	Deferred	(33,258)	(25,294)	-
3.09	Profit (loss) from continuing operations	2,058,040	1,179,750	-
3.11	Profit (loss) for the period	2,058,040	1,179,750	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2018 to 12/31/2018	01/01/2017 to 12/31/2017	01/01/2016 to 12/31/2016
4.01	Profit for the period	2,058,040	1,179,750	-
4.02	Other comprehensive income	(220,817)	96,000	-
4.02.01	Comprehensive income for the period of subsidiaries	(220,817)	96,000	-
4.03	Total comprehensive income for the year	1,837,223	1,275,750	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016
6.01	Cash flows from operating activities	566,167	1,061,750	-
6.01.01	Cash generated from operations	(68,204)	(37,443)	-
6.01.01.01	Profit before taxes	2,179,615	1,250,525	-
6.01.01.02	Depreciation and amortization	201	217	-
6.01.01.03	Provision for tax, civil and labor risks	(117)	61	-
6.01.01.05	Interest on debts, inflation adjusment and exchange rate changes	2,932	61,520	-
6.01.01.07	Equity interests in associates and joint ventures	(2,250,835)	(1,349,766)	-
6.01.02	Changes in assets and liabilities	718,840	1,218,475	-
6.01.02.02	Dividend and interest on capital received	596,100	1,172,336	-
6.01.02.03	Taxes recoverable	109,719	65,182	-
6.01.02.05	Escrow deposits	(25)	68	-
6.01.02.10	Other operating assets	1,147	20,485	-
6.01.02.11	Trade payables	1,210	(2,116)	-
6.01.02.12	Other taxes and social contributions	4,541	263	-
6.01.02.16	Tax, civil and labor risks paid	(259)	(466)	-
6.01.02.19	Other operating liabilities	6,407	(37,277)	-
6.01.03	Others	(84,469)	(119,282)	-
6.01.03.01	Interest paid on debts and debentures	(4,235)	(71,844)	-
6.01.03.02	Income tax and social contribution paid	(80,234)	(47,438)	-
6.02	Net cash generated by (used in) investing activities	(28,283)	(465,175)	-
6.02.01	Purchases of property, plant and equipment	(286)	(185)	-
6.02.02	Securities, pledges and restricted deposits	(250)	-	-
6.02.04	Purchases of intangible assets	(42)	(51)	-
6.02.06	Advances for future capital increases	(82,415)	(383,340)	-
6.02.07	Intragroup loans	54,710	(72,199)	-
6.02.09	Capital increase in existing investment		(9,400)
6.03	Net cash from financing activities	(465,101)	(654,966)	-
6.03.05	Repayment of principal of borrowings and debentures	(186,000)	(434,000)	-
6.03.08	Dividends and interest on capital paid	(279,101)	(220,966)	-
6.05	Increase (decrease) in cash and cash equivalents	72,783	(58,391)	-
6.05.01	Cash and cash equivalents at the beginning of the year	6,581	64,972	-
6.05.02	Cash and cash equivalents at the end of the year	79,364	6,581	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to December 31, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529
5.03	Adjusted opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529
5.04	Capital transactions with shareholders	-	1,238	-	(488,785)	-	(487,547)
5.04.06	Dividends	-	-	-	(488,785)	-	(488,785)
5.04.08	Other changes	-	1,238	-	-	-	1,238
5.05	Total comprehensive income	-	-	-	1,975,433	(186,671)	1,788,762
5.05.01	Profit for the year	-	-	-	2,058,040	-	2,058,040
5.05.02	Other comprehensive income	-	-	-	(82,607)	(186,671)	(269,278)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	(82,607)	(186,671)	(269,278)
5.06	Internal changes in equity	-	5	1,511,766	(1,486,648)	(25,118)	5
5.06.01	Recognition of reserves	-	-	102,902	(102,902)	-	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	25,118	(25,118)	-
5.06.07	Changes in statutory reserve in the year	-	-	1,408,864	(1,408,864)	-	-
5.06.08	Other changes	-	5	-	-	-	5
5.07	Closing balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to December 31, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.04	Capital transactions with shareholders	-	-	(7,820)	(276,423)	-	(284,243)
5.04.08	Prescribed dividend	-	-	-	3,768	-	3,768
5.04.10	Dividend proposal approved	-	-	(7,820)	(280,191)	-	(288,011)
5.05	Total comprehensive income	-	-	-	1,179,750	96,000	1,275,750
5.05.01	Profit for the year	-	-	-	1,179,750	-	1,179,750
5.05.02	Other comprehensive income	-	-	-	-	96,000	96,000
5.06	Internal changes in equity	-	-	929,201	(903,327)	(25,874)	-
5.06.01	Recognition of reserves	-	-	58,988	(58,988)	-	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	25,874	(25,874)	-
5.06.07	Changes in statutory reserve in the year	-	-	870,213	(870,213)	-	-
5.07	Closing balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2018 to 12/31/2018	Prior Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016
7.01	Revenues	329	237	-
7.01.01	Sales of goods and services	1	1	-
7.01.03	Revenues related to construction of own assets	328	236	-
7.02	Inputs purchased from thrid parties	(12,857)	(10,322)	-
7.02.02	Materials, energy, third-party services and others	(11,127)	(8,425)	-
7.02.04	Others	(1,730)	(1,897)	-
7.03	Gross value added	(12,528)	(10,085)	-
7.04	Retentions	(201)	(217)	-
7.04.01	Depreciation, amortization and depletion	(201)	(217)	-
7.05	Wealth created by the Company	(12,729)	(10,302)	-
7.06	Wealth received in transfer	2,268,815	1,391,611	-
7.06.01	Share of profit (loss) of investees	2,250,835	1,349,766	-
7.06.02	Finance income	17,980	41,845	-
7.07	Total wealth for distribution	2,256,086	1,381,309	-
7.08	Wealth distributed	2,256,086	1,381,309	-
7.08.01	Personnel and charges	27,035	27,248	-
7.08.01.01	Salaries and wages	10,679	15,690	-
7.08.01.02	Benefits	14,885	10,184	-
7.08.01.03	FGTS (Severance Pay Fund)	1,471	1,374	-
7.08.02	Taxes, fees and contributions	165,840	104,770	-
7.08.02.01	Federal	165,799	104,738	-
7.08.02.02	State	41	32	-
7.08.03	Lenders and lessors	5,171	69,541	-
7.08.03.01	Interest	5,135	69,311	-
7.08.03.02	Rentals	36	230	-
7.08.04	Interest on capital	2,058,040	1,179,750	-
7.08.04.02	Dividend (including additional dividend proposed)	546,274	250,550	-
7.08.04.03	Retained earnings / Loss for the year	1,511,766	929,200	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Descrição da Conta	Current Year 12/31/2018	Previous Year 12/31/2017	Prior Year 12/31/2016
1	Total assets	42,211,530	41,282,912	-
1.01	Current assets	9,402,316	9,581,212	-
1.01.01	Cash and cash equivalents	1,891,457	3,249,642	-
1.01.03	Trade receivables	4,547,951	4,301,283	-
1.01.03.01	Consumers	4,547,951	4,301,283	-
1.01.06	Taxes recoverable	411,256	395,046	-
1.01.06.01	Current taxes recoverable	411,256	395,046	-
1.01.06.01.01	Income tax and social contribution to be offset	123,739	88,802	-
1.01.06.01.02	Other taxes recoverable	287,517	306,244	-
1.01.07	Prepaid expenses	172,155	80,600	-
1.01.08	Other current assets	2,379,497	1,554,641	-
1.01.08.03	Others	2,379,497	1,554,641	-
1.01.08.03.01	Otherns receivables	638,850	843,633	-
1.01.08.03.02	Derivatives	309,484	444,029	-
1.01.08.03.04	Dividends and interest on capital	100,182	56,145	-
1.01.08.03.06	Sector financial asset	1,330,981	210,834	-
1.02	Noncurrent assets	32,809,214	31,701,700	-
1.02.01	Long-term assets	11,862,870	10,323,201	-
1.02.01.04	Trade receivables	752,795	236,539	-
1.02.01.04.01	Consumers	752,795	236,539	-
1.02.01.07	Deferred taxes	956,380	943,199	-
1.02.01.07.02	Deferred tax assets	956,380	943,199	-
1.02.01.08	Prepaid expenses	6,367	20,043	-
1.02.01.09	Receivables from related parties	-	8,612	-
1.02.01.09.03	Receivables from subsidiaries	-	8,612	-
1.02.01.10	Other noncurrent assets	10,147,328	9,114,808	-
1.02.01.10.03	Derivatives	347,507	203,901	-
1.02.01.10.04	Escrow deposits	854,374	839,990	-
1.02.01.10.05	Income tax and social contribution to be offset	67,966	61,464	-
1.02.01.10.06	Other taxes recoverable	185,725	171,980	-
1.02.01.10.08	Sector financial asset	7,430,149	6,545,668	-
1.02.01.10.09	Investments at cost	116,654	116,654	-
1.02.01.10.10	Others receivables	921,073	820,149	-
1.02.01.10.11	Sector financial asset	223,880	355,002	-
1.02.02	Investments	980,362	1,001,550	-
1.02.02.01	Equity interests	980,362	1,001,550	-
1.02.02.01.04	Equity interests in joint ventures	980,362	1,001,550	-
1.02.03	Property, plant and equipment	9,456,614	9,787,125	-
1.02.03.01	Property, plant and equipment - in servce	9,245,853	9,535,933	-
1.02.03.03	Property, plant and equipment - in progress	210,761	251,192	-
1.02.04	Intangible assets	10,509,368	10,589,824	-
1.02.04.01	Intangible assets	10,509,368	10,589,824	-
1.02.04.01.01	Concession contract	9,380,810	10,522,932	-
1.02.04.01.02	Goodwill	6,115	6,115	-
1.02.04.01.03	Other intangible assets	76,010	60,777	-
1.02.04.01.04	Contractual assets in progress	1,046,433	-	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 12/31/2018	Previous Year 12/31/2017	Prior Year 12/31/2016
2	Total liabilities	42,211,530	41,282,912	-
2.01	Current liabilities	8,415,132	11,378,688	-
2.01.01	Payroll and related taxes	119,252	116,080	-
2.01.01.02	Payroll taxes	119,252	116,080	-
2.01.01.02.01	Estimated payroll	119,252	116,080	-
2.01.02	Trade payables	2,398,085	3,296,870	-
2.01.02.01	Domestic suppliers	2,398,085	3,296,870	-
2.01.03	Taxes payable	765,438	710,303	-
2.01.03.01	Federal taxes	327,658	300,768	-
2.01.03.01.01	Income tax and social contribution	100,450	81,457	-
2.01.03.01.02	Other taxes	227,208	219,311	-
2.01.03.02	State taxes	430,149	403,492	-
2.01.03.03	Municipal taxes	7,631	6,043	-
2.01.04	Borrowings	3,363,465	5,292,679	-
2.01.04.01	Borrowings	2,446,113	3,589,606	-
2.01.04.01.01	In local currency	876,777	1,258,329	-
2.01.04.01.02	In foreign currency	1,569,336	2,331,277	-
2.01.04.02	Debentures	917,352	1,703,073	-
2.01.05	Other payables	1,768,892	1,962,756	-
2.01.05.02	Others	1,768,892	1,962,756	-
2.01.05.02.01	Dividends and interest on capital payable	532,608	297,744	-
2.01.05.02.04	Derivatives	8,139	10,230	-
2.01.05.02.05	Sector financial liability	-	40,111	-
2.01.05.02.06	Use of public asset	11,570	10,965	-
2.01.05.02.07	Other payables	979,296	961,306	-
2.01.05.02.08	Regulatory charges	150,656	581,600	-
2.01.05.02.09	Other payables	86,623	60,800	-
2.02	Noncurrent liabilities	21,264,015	18,717,880	-
2.02.01	Borrowings	17,013,339	14,875,904	-
2.02.01.01	Borrowings	8,989,846	7,402,450	-
2.02.01.01.01	In local currency	4,927,927	4,884,253	-
2.02.01.01.02	In foreign currency	4,061,919	2,518,197	-
2.02.01.02	Debentures	8,023,493	7,473,454	-
2.02.02	Other liabilities	2,135,089	1,631,253	-
2.02.02.02	Others	2,135,089	1,631,253	-
2.02.02.02.03	Trade payables	333,036	128,438	-
2.02.02.02.04	Private pension plan	1,156,639	880,360	-
2.02.02.02.05	Derivatives	23,659	84,576	-
2.02.02.02.06	Sector financial liability	46,703	8,385	-
2.02.02.02.07	Use of public asset	89,965	83,766	-
2.02.02.02.08	Other payables	475,396	426,889	-
2.02.02.02.09	Other taxes, fees and contributions	9,691	18,839	-
2.02.03	Deferred taxes	1,136,227	1,249,589	-
2.02.03.01	Deferred income tax and social contribution	1,136,227	1,249,589	-
2.02.03.01.01	Deferred income tax and social contribution	1,126,141	1,239,046	-
2.02.03.01.02	Others deferred taxes	10,086	10,543	-
2.02.04	Provisions	979,360	961,134	-
2.02.04.01	Tax, social security, labor and civil provisions	979,360	961,134	-
2.02.04.01.01	Tax provisions	389,823	347,291	-
2.02.04.01.02	Social security and labor provisions	219,314	224,258	-
2.02.04.01.04	Civil provisions	281,304	291,388	-
2.02.04.01.05	Others provisions	88,919	98,197	-
2.03	Consolidated equity	12,532,383	11,186,344	-
2.03.01	Issued capital	5,741,284	5,741,284	-
2.03.02	Capital reserves	469,257	468,014	-
2.03.04	Earnings reserves	4,428,502	2,916,736	-
2.03.04.01	Legal reserve	900,992	798,090	-
2.03.04.02	Statutory reserve	3,527,510	2,118,646	-
2.03.08	Other comprehensive income	(376,294)	(164,506)	-
2.03.09	Noncontrolling interests	2,269,634	2,224,816	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2018 to 12/31/2018	01/01/2017 to 12/31/2017	01/01/2016 to 12/31/2016
3.02	Cost of electric energy services	(22,347,258)	(21,747,273)	-
3.02.01	Cost of electric energy	(17,838,165)	(16,901,518)	-
3.02.02	Cost of operation	(2,733,754)	(2,771,145)	-
3.02.03	Cost of services rendered to third parties	(1,775,339)	(2,074,610)	-
3.03	Gross profit	5,789,369	4,997,632	-
3.04	Operating expenses/income	(1,746,705)	(1,663,408)	-
3.04.01	Selling expenses	(608,184)	(590,232)	-
3.04.01.01	Allowance for doubtful accounts	(169,259)	(155,097)	-
3.04.01.02	Others selling expenses	(438,925)	(435,135)	-
3.04.02	General and administrative expenses	(987,291)	(947,072)	-
3.04.05	Other operating expenses	(485,428)	(438,494)	-
3.04.06	Share of profit (loss) of investees	334,198	312,390	-
3.05	Profit before finance income (costs) and taxes	4,042,664	3,334,224	-
3.06	Finance income (costs)	(1,102,687)	(1,487,554)	-
3.06.01	Finance income	762,413	880,314	-
3.06.02	Financial expenses	(1,865,100)	(2,367,868)	-
3.07	Profit before taxes	2,939,977	1,846,670	-
3.08	Income tax and social contribution	(773,982)	(603,628)	-
3.08.01	Current	(805,845)	(540,618)	-
3.08.02	Deferred	31,863	(63,010)	-
3.09	Profit from continuing operations	2,165,995	1,243,042	-
3.11	Consolidated profit for the period	2,165,995	1,243,042	-
3.11.01	Attributable to owners of the Company	2,058,040	1,179,750	-
3.11.02	Attributable to noncontrolling interests	107,955	63,292	-
3.99.01.01	ON	2.02	1.16	-
3.99.02.01	ON	2.01	1.16	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2018 to 12/31/2018	01/01/2017 to 12/31/2017	01/01/2016 to 12/31/2016
4.02	Other comprehensive income	(220,817)	96,000	-
4.02.03	Actuarial gains (losses), net of tax effects	(238,780)	96,000	-
4.02.04	Credit risk in mark to market of financial liabilities	17,963	-	-
4.03	Consolidated comprehensive income for the period	1,945,178	1,339,042	-
4.03.01	Attributable to owners of the Company	1,837,223	1,275,750	-
4.03.02	Attributable to noncontrolling interests	107,955	63,292	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2018 to 12/31/2018	Previous Year 01/01/2017 to 12/31/2017	Previous Year 01/01/2016 to 12/31/2016
6.01	Net cash from operating activities	856,686	2,034,024	-
6.01.01	Cash generated from operations	5,919,953	5,506,768	-
6.01.01.01	Profit before taxes	2,939,977	1,846,670	-
6.01.01.02	Depreciation and amortization	1,594,064	1,529,052	-
6.01.01.03	Provision for tax, civil and labor risks	153,977	176,609	-
6.01.01.04	Allowance for doubtful accounts	169,259	155,097	-
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	1,117,742	1,863,311	-
6.01.01.06	Pension plan expense (income)	89,909	113,898	-
6.01.01.07	Share of profit (loss) of investees	(334,198)	(312,390)	-
6.01.01.08	Reversal of impairment	-	20,437	-
6.01.01.09	Loss (gain) on disposal of noncurrent assets	216,275	132,195	-
6.01.01.10	Deferred taxes (PIS and COFINS)	(457)	963	-
6.01.01.11	Others	(26,595)	(19,074)	-
6.01.02	Changes in assets and liabilities	(2,893,526)	(1,288,116)	-
6.01.02.01	Consumers, concessionaries and licensees	(1,006,291)	(722,406)	-
6.01.02.02	Dividend and interest on capital received	311,347	730,178	-
6.01.02.03	Taxes recoverable	92,090	68,184	-
6.01.02.04	Escrow deposits	22,926	(248,128)	-
6.01.02.05	Sectorial financial asset	(846,216)	(425,004)	-
6.01.02.06	Receivables - CDE	59,196	(29,354)	-
6.01.02.07	Concession financial assets (transmission companies)	-	(56,665)	-
6.01.02.09	Other operating assets	(47,836)	91,607	-
6.01.02.10	Trade payables	(848,880)	565,945	-
6.01.02.11	Other taxes and social contributions	(59,102)	(261,194)	-
6.01.02.12	Other taxes and social contributions	(107,668)	(79,724)	-
6.01.02.13	Regulatory charges	(430,944)	215,522	-
6.01.02.15	Tax, civil and labor risks paid	(215,873)	(206,788)	-
6.01.02.16	Sector financial liability	(64,361)	(1,089,592)	-
6.01.02.17	Payables - amounts provided by the CDE	71,779	17,544	-
6.01.02.18	Other operating liabilities	176,307	141,759	-
6.01.03	Others	(2,169,741)	(2,184,628)	-
6.01.03.01	Interest paid on debts and debentures	(1,353,339)	(1,846,453)	-
6.01.03.02	Income tax and social contribution paid	(816,402)	(338,175)	-
6.02	Net cash from investing activities	(1,850,687)	(2,509,321)	-
6.02.01	Purchases of property, plant and equipment	(275,986)	(685,856)	-
6.02.02	Securities, pledges and restricted deposits	212,831	(93,933)	-
6.02.04	Purchases of intangible assets	(16,863)	(1,884,577)	-
6.02.07	Sale of noncurrent assets	-	26,807	-
6.02.08	Intragroup loans	-	36,639	-
6.02.10	Capital increase in existing investee	(1,096)	91,599	-
6.02.16	Additions of contract asset – in progress	(1,769,573)	-	-
6.03	Net cash from financing activities	(364,185)	(2,440,057)	-
6.03.01	Capital increase of noncontrolling shareholder	7,994	(122,791)	-
6.03.04	Borrowings and debentures raised	9,610,814	3,398,084	-
6.03.05	Repayment of principal of borrowings and debentures	(10,204,257)	(5,273,261)	-
6.03.06	Settlement of derivatives	543,427	(102,641)	-
6.03.08	Dividend and interest on capital paid	(322,163)	(336,934)	-
6.03.10	Payment of business combination	-	(2,514)	-
6.05	Increase (decrease) in cash and cash equivalents	(1,358,186)	(2,915,354)	-
6.05.01	Cash and cash equivalents at the beginning of the period	3,249,643	6,164,997	-
6.05.02	Cash and cash equivalents at the end of the period	1,891,457	3,249,643	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to December 31, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529	2,224,816	11,186,345
5.03	Adjusted opening balances	5,741,284	468,014	2,916,737	-	(164,506)	8,961,529	2,224,816	11,186,345
5.04	Capital transactions with owners	-	1,238	-	(488,785)	-	(487,547)	(63,024)	(550,571)
5.04.06	Dividend	-	-	-	(488,785)	-	(488,785)	(68,685)	(557,470)
5.04.08	Other changes	-	1,238	-	-	-	1,238	5,661	6,899
5.05	Total comprehensive income	-	-	-	1,975,433	(186,671)	1,788,762	107,955	1,896,717
5.05.01	Profit for the period	-	-	-	2,058,040	-	2,058,040	107,955	2,165,995
5.05.02	Other comprehensive income	-	-	-	(82,607)	(186,671)	(269,278)	-	(269,278)
5.05.02.01	Financial instruments adjustment	-	-	-	(125,162)	78,953	(46,209)	-	(46,209)
5.05.02.02	Tax on financial instruments adjustment	-	-	-	42,555	(26,844)	15,711	-	15,711
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(238,780)	(238,780)	-	(238,780)
5.06	Internal changes in equity	-	5	1,511,766	(1,486,648)	(25,118)	5	(113)	(108)
5.06.01	Recognition of reserves	-	-	102,902	(102,902)	-	-	-	-
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	38,057	(38,057)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(12,939)	12,939	-	-	-
5.06.07	Changes in statutory reserve in the year	-	-	1,408,864	(1,408,864)	-	-	-	-
5.06.08	Other changes	-	5	-	-	-	5	(113)	(108)
5.07	Closing balances	5,741,284	469,257	4,428,503	-	(376,295)	10,262,749	2,269,634	12,532,383

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to December 31, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.04	Capital transactions with shareholders	-	-	(7,820)	(276,423)	-	(284,243)	(241,011)	(525,254)
5.04.01	Capital increase	-	-	-	-	-	-	(122,791)	(122,791)
5.04.08	Prescribed dividends	-	-	-	3,768	-	3,768	-	3,768
5.04.09	Interim dividend	-	-	-	-	-	-	(7,226)	(7,226)
5.04.10	Dividend proposal approved	-	-	(7,820)	(280,191)	-	(288,011)	(110,994)	(399,005)
5.05	Total comprehensive income	-	-	-	1,179,750	96,000	1,275,750	63,292	1,339,042
5.05.01	Profit for the year	-	-	-	1,179,750	-	1,179,750	63,292	1,243,042
5.05.02	Other comprehensive income	-	-	-	-	96,000	96,000	-	96,000
5.06	Internal changes in equity	-	-	929,201	(903,327)	(25,874)	-	(112)	(112)
5.06.01	Recognition of reserves	-	-	58,988	(58,988)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	870,213	(870,213)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,202	(39,202)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,328)	13,328	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(112)	(112)
5.07	Closing balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2018 to 12/31/2018	Prior Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016
7.01	Revenues	42,759,621	40,687,927	-
7.01.01	Sales of goods and services	40,854,038	37,980,073	-
7.01.02	Other revenues	1,772,222	2,073,422	-
7.01.02.01	Revenue from construction of concession infrastructure	1,772,222	2,073,422	-
7.01.03	Revenues related to construction of own assets	302,620	789,529	-
7.01.04	Allowance for doubtful debts	(169,259)	(155,097)	-
7.02	Inputs purchased from third parties	(23,378,560)	(23,119,553)	-
7.02.01	Cost of sales and services	(19,757,090)	(18,772,477)	-
7.02.02	Materials, energy, third-party services and others	(2,878,987)	(3,611,796)	-
7.02.04	Others	(742,483)	(735,280)	-
7.03	Gross value added	19,381,061	17,568,374	-
7.04	Retentions	(1,602,182)	(1,534,034)	-
7.04.01	Depreciation and amortization	(1,315,323)	(1,247,819)	-
7.04.02	Others	(286,859)	(286,215)	-
7.04.02.01	Amortization of concession intangible asset	(286,859)	(286,215)	-
7.05	Wealth created by the company	17,778,879	16,034,340	-
7.06	Wealth received in transfer	1,183,083	1,279,056	-
7.06.01	Interest in subsidiaries, associates and joint ventures	334,198	312,391	-
7.06.02	Financial income	848,885	966,665	-
7.07	Total wealth for distribution	18,961,962	17,313,396	-
7.08	Wealth distributed	18,961,962	17,313,396	-
7.08.01	Personnel and charges	1,390,996	1,397,454	-
7.08.01.01	Salaries and wages	795,377	813,004	-
7.08.01.02	Benefits	530,120	516,208	-
7.08.01.03	FGTS (Severance Pay Fund)	65,499	68,242	-
7.08.02	Taxes, fees and contributions	13,452,580	12,181,755	-
7.08.02.01	Federal	7,231,289	6,696,508	-
7.08.02.02	State	6,195,062	5,460,674	-
7.08.02.03	Municipal	26,229	24,573	-
7.08.03	Lenders and lessors	1,952,391	2,491,145	-
7.08.03.01	Interest	1,879,399	2,418,119	-
7.08.03.02	Rentals	72,992	73,026	-
7.08.04	Interest on capital	2,165,995	1,243,042	-
7.08.04.02	Dividend (including additional dividend proposed)	581,029	272,294	-
7.08.04.03	Retained earnings / Loss for the year	1,584,966	970,748	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Management Report

Dear Shareholders,

In compliance with the law and the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), the Management of the Company hereby submits to you the Management Report and financial statements of the Company, along with the reports of the independent auditor and fiscal council for the fiscal year ended December 31, 2018. All comparisons herein are made with consolidated figures for fiscal year 2017, except when specified otherwise.

1.       Opening remarks

The CPFL group continued to be very active in 2018, promoting improvements in its operations and management, as well as following the unfolding of the political and economic scenarios of Brazil in its markets.

The 2018 results reflected the growth of energy sales in all consumption classes, our discipline in cost and expense management, as well as the drop in interest rates in Brazil.

Electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,091 GWh, a reduction of 0.5%. Industrial and commercial classes registered reductions of 5.6% and 0.1%, respectively, reflecting the slow recovery of economy activity, while residencial class increased by 2.6%. Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 17,757 GWh, an increase of 8.7%.

CPFL group’s operating cash generation, measured by EBITDA, reached R$ 5,637 million in 2018 (+15.9%), reflecting the positive results of all business segments. We highlight the distribution segment, whose EBITDA reached R$ 3,004 million in 2018 (+34.5%), mainly reflecting the results coming from the conclusion of the tariff revision process (4th cycle) of CPFL Paulista, RGE Sul (both in April 2018) and RGE (in June 2018). In addition, the Company is promoting organizational reviews in order to simplify its processes and structure, aiming at greater efficiency and focus on business.

We continue working on value initiatives and in our investment plan in 2018, with financial discipline, efforts and commitment of our teams. We invested R$ 2,060 million in this period.

Among the value initiatives, it is worth mentioning the participation of CPFL Geração in the following transmission auctions: (i) in June 2018, the company won Lot 9 (Maracanaú II substation), in Ceará, and (ii) in December 2018, the company won Lots 5 (Itá substation), in Santa Catarina, and 11 (Osório 3, Porto Alegre 1 and Vila Maria substations), in Rio Grande do Sul.

We also had the creation of CPFL Soluções, which brings together services and products previously offered under the brands CPFL Brasil, CPFL Serviços and CPFL Eficiência. In this way, we have an integrated platform for interaction with customers seeking solutions for energy trading, energy efficiency, distributed generation, energy infrastructure and consulting services.

It should also be noted that CPFL promoted the merger of the distribution company RGE (“Merged Company”) into RGE Sul (“Mergee Company”). The grouping of the concessions of the two companies was carried out through the merger of the assets held by the Merged Company by the Mergee Company on December 31, 2018.

We also had the startup of the Boa Vista II SHPP (installed capacity of 29.9 MW), in November 2018, and the participation of CPFL Renováveis in the A-6 Auction of August 2018. The company won with the following projects: (i) Cherobim SHPP, with 28.0 MW of installed capacity, located in Paraná state, and (ii) Gameleira Wind Complex, with 69.3 MW of installed capacity, located in Rio Grande do Norte state.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Still in relation to CPFL Renováveis, we had the Mandatory Tender Offer of the company on November 26. As a result of the auction, State Grid acquired 243,771,824 common shares issued by the company, representing 48.39% of the capital stock of the company. The common shares were acquired at the price of R$ 16.85, totaling the amount of R$ 4.1 billion. State Grid and CPFL Geração (indirectly controlled by State Grid) jointly held 503,520,623 common shares issued by the company, equivalent to 99.94% of the total share capital of the company.

CPFL Energia’s capital structure and consolidated leverage remained at adequate levels. The Company’s net debt reached 3.05 times EBITDA at the end of the quarter, under the criteria to measure our financial covenants, lower than in the previous year. It is worth mentioning that the reductions in interest rates benefited the Company.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, which is increasingly prepared and well positioned to face the challenges and opportunities in the country.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

SHAREHOLDERS’ STRUCTURE (simplified)

CPFL Energia is a holding company that owns stake in other companies:

Reference date: 12/31/2018

Notes:

(1) RGE is held by CPFL Energia (89.0107%) and CPFL Brasil  (10.9893% );

(2) (2) CPFL Soluções = CPFL Brasil + CPFL Serviços + CPFL Eficiência;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

2.       Comments on the macroeconomic and regulatory scenario

Macroeconomic Scenario

After three years of sharp contraction between 2014 and 2016, a period marked by several political upheavals, the Brazilian economy started a slow and irregular recovery in 2017 and 2018. However, numerous allegations of corruption and the truck drivers’ strike in May 2018 put the brakes on the reforms agenda and slowed down the pace of economic recovery.

Moreover, external demand, which had been helping in the recovery of the domestic economy until early 2018, recorded a significant downturn. Some of Brazil’s main trade partners such as China and the European Union have been registering significant economic slowdown, while Argentina, the main destination of our manufactured exports, has been facing strong economic contraction. In this scenario, Brazil’s industrial output ended last year virtually stagnant.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Despite the sluggish economic recovery and the still high fiscal vulnerability, several of Brazil’s macroeconomic fundamentals improved during 2017 and 2018. The highlight was the decline in inflation and the taming of inflationary expectations. Comfortably meeting the inflation targets in a scenario where the idleness of our economy remains high, especially in the labor market, allowed the Central Bank to reduce the basic interest rate to historic lows, which helped unbind the credit market.
The year 2019 begins with more favorable expectations, as indicated by the improvement in diverse financial indicators. In fact, “Brazil risk” has been recoiling in light of expectations that the reforms, especially the pension reform, will be taken up by the new government; and the Brazilian stock market has been registering significant gains, bucking the trend of corrections seen in foreign markets.

In a stable foreign exchange scenario, inflationary expectations have remained anchored to the targets: according to forecasts by market institutions, the average increase in the IPCA rate, which serves as the benchmark for inflation targets, is around 4% for 20191, slightly below the target of 4.25% set for this year. As a result, the Central Bank is expected to maintain its monetary policy on the expansionist mode for a while longer. The average of market forecasts for the Selic interest rate at the end of this year is around 7%1 p.a.

The stimulus that the expansionist monetary policy will give the credit market, combined with the trend (albeit slow and irregular) of declining unemployment and increasing household income, should drive household consumption, which should continue its moderate acceleration during 2019. The improvement in business confidence, on the other hand, based on the expected resumption of reforms, could impart greater dynamism to the resumption of investments, which, for now, recovered a very modest part of the sharp downturn registered during the recession.

Despite the more promising expectations, the scenario for 2019 continues to face risks that cannot be ignored. The main risk continues to be political: any frustrations with the resumption of reforms would sharply increase exchange rate volatility and worsen business confidence, with impacts on consumption and investments. The external environment continues to be challenging, with the world’s leading economies cooling down.

Thus, growth projections for the Brazilian economy continue to indicate a still moderate pace of recovery. The average of forecasts made by market institutions indicate that GDP will grow from 1.1/% in 2018 as reported by IBGE to around 2.5% in 20191. Weakened external demand and fiscal adjustment measures, which weigh on government consumption and public investment, tend to limit the pace of recovery in the short term. Thus, GDP is expected to return to its level in early 2014 only in mid-2020.

REGULATORY ENVIRONMENT

The main changes in the sector regulations in 2018 in the distribution segment are outlined below:

1)    The Brazilian Electricity Regulatory Agency (Aneel) amended, through Normative Resolution 820/2018, the rules for establishing the Board of Consumers of Electricity when grouping the concession areas;

1 Data from the Central Bank of Brazil’s Focus market readout on Jan. 18, 2019.

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

2)    ANEEL amended Normative Resolution 716/2016, which deals with the procedures applicable when grouping electricity distribution concession areas subject to joint corporate control and the tariff treatment of the new concession area. The amendment was made through Normative Resolution 835/2018, aimed at adjusting the wording of the grouping agreements for concessions that did not join the new concession contract model;

3)    Redraft of the Electricity Sector Accounting Manual (MCSE), approved by Normative Resolution 814/2018, in two dimensions: procedural and in principle;

4)    Amendment of sub-module 2.4 of Tariff Regulation Procedures (PRORET), implemented by Normative Resolution 807/2018, which defines maintaining  the current weighted average cost of capital (WACC) until December 2019, as well as advancing, from January 2020, of the public hearing process for reviewing the methodology to be applied;

5)    Update of sub-modules 2.2 and 2.2A of Tariff Regulation Procedures (PRORET), approved by Normative Resolution 806/2018, establishing new efficiency levels for calculating regulatory operational costs in the tariff review processes of distributors as from 2018;

6)    Update of Sub-module 6.8 of PRORET, which addresses Dynamic Pricing. The amendments were split into two stages: the first to discuss and define the ranges and triggers for activating each level of Dynamic Pricing; and the second to improve the pass-through methodology of the Centralization Account of Dynamic Pricing Funds (CCRBT). The amendments were authorized by Normative Resolutions 811/2018 and 826/2018;

7)    Update of the Rules for Electricity Trading applicable to the Accounting and Settlement System (SCL), through Normative Resolution 833, for complying with Normative Resolution 824/2018, related to the Mechanism for Sale of Surplus (MVE);

8)    Creation of PRORET sub-module 5.4 through Normative Resolution 837/2018, to regulate the System Service Fees (ESS) and the Reserve Energy Fees (ERR) for transferring tariff to distributors;

9)    Regulation of the Energy Reserve Account (CONER) through Normative Resolution 829/2018, in order to attain the best cost/benefit ratio between collection of charges, refund of surplus in the CONER balance and the security level of the account to fulfill its obligations to pay generators contracted with reserve energy;

10) Creation of PRORET sub-module 12.6 through Normative Resolution 836/2018 to regulate the methodology for calculating the quotas of the Angra 1 and Angra 2 Generation Plants and the Itaipu Hydroelectric Plant.

11) Decree 9,642/2018, which amended Decree 7,891/2013, regarding the gradual reduction in discounts granted in the Distribution System Use Tariff and the electricity supply system, in compliance with the final report of the Plan for Structural Reduction of Expenses of the Energy Development Account (CDE) proposed by the Ministry of Mines & Energy (MME), as well as the exclusion of cumulative tariff benefits to certain consumer classes and economic activities;

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

•         Annual Tariff Adjustment (ATA):

The following distribution companies had tariffs adjusted in 2018:

Considering the merger of the concessions CPFL Santa Cruz / CPFL Leste Paulista / CPFL Jaguari / CPFL Sul Paulista e CPFL Mococa in 12/31/2017, the same percentage of adjustment was considered for all the concessions, but the effect on consumer billings is different for each one of the concessions.

•         Periodical Tariff Revision (PTR):

The following distribution companies went through the tariff revision process in 2018:

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Paulista

On April 3, 2018, Aneel approved the results of the fourth Periodic Tariff Review of the distributor CPFL Paulista. The average impact to be perceived by consumers is 16.90% and details can be found in the table above.

RGE Sul

On April 17, 2018, Aneel approved the results of the fourth Periodic Tariff Review of the distributor RGE Sul. The average impact to be perceived by consumers is 22.47% and details can be found in the table above.

RGE

On June 19, 2018, Aneel approved the results of the fourth Periodic Tariff Review of the distributor RGE. The average impact to be perceived by consumers is 20.58% and details can be found in the table above

Generation Segment

Electricity sale contracts of generators contain specific adjustment clauses, whose main index is the average annual variation measured by the IGP-M. Contracts signed in the Regulated Contracting Environment (ACR) are indexed to the IPCA, and bilateral contracts signed by the indirect subsidiary Campos Novos Energia (Enercan) use a combination of dollar and IGP-M indexes.

3.       Operating Performance

ENERGY SALES

In 2018, electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,091 GWh, a reduction of 0.5% (285 GWh) compared to 2017.

It is noteworthy the performance of the residential segment, which accounted 37.0% of the electricity sales to final consumers:

•       Residential Class: increase of 2.6%, reflecting the slow recovery of economy activity.

•       Commercial Class: reduction of 0.1%, reflecting the lower sales of the distribution companies to the captive market, due to the migration of customers to the free market. This effect was partially offset by the higher sales made by the commercialization companies to free customers.

•       Industrial Class: reduction of 5.6%, reflecting the lower sales of the distribution companies to the captive market, due to the migration of customers to the free market, and the lower sales made by the commercialization companies and by the assets of renewable generation (controlled by CPFL Renováveis) to free customers.

Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 20,631 GWh, which represented an increase of 26.3% (4.294 GWh), mainy due to the increase in sales by the commercialization companies (through bilateral contracts).

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

PERFORMANCE IN THE ELECTRICITY DISTRIBUTION SEGMENT

The Group maintained its strategy of encouraging the dissemination and sharing of best management and operational practices at its distributors in an effort to increase operational efficiency and improve the quality of services provided to clients.

Find below the results posted by distributors in the main indicators that measure quality and reliability of power supply. The Equivalent Duration of Interruptions (SAIDI) measures the average duration, in hours, of interruptions suffered by consumers in the year, while the SAIFI (Equivalent Frequency of Interruptions) measures the average number of interruptions suffered per consumer per year.

PERFORMANCE IN THE ELECTRICITY GENERATION SEGMENT

In 2018, the installed capacity of the Generation segment of CPFL group totaled 3,272 MW, considering its 51.56% interest in CPFL Renováveis.

On December 31, 2018, the portfolio of CPFL Renováveis totaled 2,133 MW of installed capacity in operation, comprising 40 SHPPs (453 MW), 45 wind farms (1,309 MW), 8 biomass-powered thermal power plants (370 MW) and 1 solar plant (1 MW).

In November 2018, the Boa Vista II SHPP, with 29.9 MW of installed capacity and located in the municipality of Varginha, Minas Gerais state, started operations, with more than one year of anticipation.

It is important to highlight the participation of CPFL Renováveis in the A-6 Auction of August 2018. The company won with the following projects: (i) Cherobim SHPP, with 28.0 MW of installed capacity, located in Paraná state, and (ii) Gameleira Wind Complex, with 69.3 MW of installed capacity, located in Rio Grande do Norte state. The startup of these projects is schedule to 2024.

4.       Economic and Financial Performance

The Management’s comments on economic and financial performance and the operating results should be read together with the financial statements and notes to the financial statements.

Operating Revenue

Gross operating revenue was of R$ 42,626 million, representing an increase of 6.4% (R$ 2,573 million), due to the increases: (i) of 12.9% (R$ 3,324 million) in electricity sales to final consumers; (ii) of 19.7% (R$ 796 million) in other operating income; and (iii) of 68.8% (R$ 141 million) in the update of concession’s financial asset. These effects were partially offset by the reduction of 11.3% (R$ 694 million) in the electricity sales to wholesalers, the variation of R$ 693 million in the sectoral financial assets and liabilities, from an asset of R$ 1,901 million in 2017 to an asset of R$ 1,208 million in 2018, and the reduction of 14.5% (R$ 301 million) in the revenue with construction of concession infrastructure.

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Deductions from operating revenue were of R$ 14,490 million, presenting an increase of 8.9% (R$ 1,181 million). Net operating revenue was of R$ 28,137 million, representing an increase of 5.2% (R$ 1,392 million).

Operating Cash Flow - EBITDA

EBITDA is a non-accounting measurement calculated by Management as the sum of income, taxes, financial income/loss, depreciation and amortization. This measurement serves as an indicator of management performance and is usually monitored by the market. Management complied with the concepts of CVM Instruction 527 of October 4, 2012, while calculating this non-accounting measurement.

Reconciliation of Net Income and EBITDA
	2018	2017
Net Income	2,165,995	1,243,042
Depreciation and Amortization	1,594,065	1,529,052
Assets Surplus Value Amortization	579	579
Financial Income/Loss	1,102,687	1,487,554
Social Contribution	213,673	168,728
Income Tax	560,310	434,901
EBITDA	5,637,308	4,863,856

Operating cash flow, as measured by EBITDA, reached R$ 5,637 million, an increase of 15.9% (R$ 773 million), mainly due to the increase of 5.2% (R$ 1,392 million) in net operating revenue, the reduction of 5.6% (R$ 297 million) in operating costs and expenses, including expenses with private pension fund and costs with construction of concession infrastructure, and the increase of 7.0% (R$ 22 million) in equity income. These effects were partially offset by the increase of 5.5% (R$ 937 million) in costs with energy purchase and sector charges.

Net Income

In 2018, net income reached R$ 2,166 million, an increase of 74.2% (R$ 923 million), mainly due to the increase of 15.9% (R$ 773 million) in EBITDA and the reduction of 25.9% (R$ 385 million) in net financial expenses. These effects were partially offset by the increases of R$ 170 million in Income Tax and Social Contribution and of 4.3% (R$ 65 million) in depreciation and amortization.

Allocation of Net Income from the Fiscal Year

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders. The proposal for allocation of net income from the fiscal year is shown below:

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Minimum Mandatory Dividend (25%)

The Board of Directors propose the payment of R$ 489 million in dividends to holders of common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (B3). This proposed amount corresponds to R$ 0.480182232 per share, related to the fiscal year of 2018.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company’s Management is proposing the allocation of R$ 2,235 million to the statutory reserve - working capital reinforcement.

Debt

At the close of 2018, gross financial debt (including derivatives) of the Company reached R$ 19,752 million, presenting an increase of 0.7%. Cash and cash equivalents totaled R$ 1,891 million, a decrease of 41.8%. As such, net financial debt increased 9.1% to R$ 17,860 million.

5.       Investments

In 2018, investments of R$ 2,062 million were made in business maintenance and expansion, of which R$ 1,770 million was destined to distribution, R$ 237 million to generation (R$ 225 million to renewable generation and R$ 12 million to conventional generation) and R$ 56 million to commercialization, services and others. In addition, we invested R$ 3 million in the transmission segment and, according to the requirements of IFRIC 15, it was recorded as “Contractual Asset of Transmission Companies” (in other credits).

CPFL Energia’s investments in 2018 include:

Distribution: investments in expansion, maintenance, improvement, automation, modernization and strengthening the electricity system to meet market growth, in operational infrastructure, customer service and research and development programs, among other areas. On December 31, 2018, our distributors had 9.6 million customers, an increase of 0.2 million customers. Our distribution network consisted of 323,979 kilometers of distribution lines (adding 5,961 kilometers of lines), including 464,627 distribution transformers (adding 6,886 transformers). Our five distribution subsidiaries had 12,564 kilometers of high voltage distribution lines of between 34.5 kV and 138 kV (adding 60 kilometers of lines). On that date, we had 548 transformer substations, from high voltage to medium voltage, for subsequent distribution (adding 01 substation), with total transformer capacity of 18,578 MVA (adding 110 MVA);

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Generation: in 2018, were invested R$ 237 million, of which R$ 12 million of conventional generation and R$ 225 million of renewable generation, mainly focused on the Boa Vista II SHPP, that began operations in November 2018.

6.       Corporate Governance

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2018, CPFL completed 14 years of its IPO on the B3 and the New York Stock Exchange (NYSE). With more than 100 years of history in Brazil, the Company has its shares listed on the Novo Mercado segment of the B3 with Level III ADRs on the NYSE, both special listing segments for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, two of whom are independent members, whose term of office is 1 year and who are eligible for reelection.

The Charter of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, as well as their key duties and rights.

The Board has set up three advisory committees (Management, Risks and Sustainability Processes, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic issues, such as people and risk management, sustainability, monitoring of internal audit, analysis of transactions with related parties of shareholders pertaining to the controlling block and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief Executive Officer and 8 Executive Vice Presidents, all with terms of office of two years, eligible for reelection, who are responsible for executing the strategy of CPFL Energia and its subsidiaries, as defined by the Board of Directors in line with corporate governance guidelines.  To ensure alignment of governance practices, the Chief Executive Officer and the Deputy Chief Executive Officer sit on the Boards of Directors of companies that make up the CPFL group.

CPFL has a permanent Fiscal Council, consisting of 3 members and 3 alternate members, which also performs the functions of the Audit Committee, in compliance with the Sarbanes-Oxley Act (SOX) rules applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

7.       Capital Markets

The shares of CPFL Energia, which have a free float of 5,25% (up to December 31, 2018), are listed both on the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

 In 2018, CPFL Energia shares depreciated 49.1% on the BM&FBovespa and 29.4% on the NYSE, closing the year at R$ 28.85 per share and US$ 14.80 per ADR, respectively. The average daily trading volume in 2018 was R$ 12.8 million, of which R$ 11.1 million on the BM&FBovespa and R$ 1.7 million on the NYSE, representing a decrease of 73.7% over 2017. Number of trades on the BM&FBovespa decreased 49.1%, from a daily average of 3,230 trades in 2017 to 1,645 in 2018.

8.       Sustainability and Corporate Responsibility

We develop initiatives aimed at generating shared value between the company and its stakeholder groups in order to ensure competitiveness, through excellence in operations, and contribute to better economic, social and environmental conditions in the areas of influence. In line with the strategic plan of the CPFL Group, the commitments and business guidelines aim to promote sustainable development and are incorporated into the decision-making process and actions. See the highlights below.

Sustainability platform: management tool that includes performance indicators and targets related to issues that are important for the sustainability of the CPFL Group, which are defined based on its positioning and strategy for the short, medium and long terms, as well as from the perspective of its key stakeholder groups. Starting 2018, we have incorporated the United Nation Sustainable Development Goals (SDG) in the Platform as part of our implementation process.

Sustainability Committee: executive management body responsible for monitoring the Platform, evaluating and recommending the inclusion of sustainability criteria and guidelines in the decision-making process, monitoring trends and critical topics for the sustainable development of the company.

Climate Change: we maintain a strategic focus on low carbon businesses and projects that aim to combat climate change and its effects, such as the internal study on carbon pricing and structuring the group’s portfolio of low carbon products. Moreover, we work together with organizations such as the Global Compact Brazil, the Brazilian Business Council for Sustainable Development (CEBDS), World Business Council for Sustainable Development (WBCSD), Fundação Getúlio Vargas (FGV), Business Initiatives on Climate (IEC), and other business initiatives and groups.

Ethics Management and Development System (SGDE): The SGDE currently consists of seven elements, which are considered key for the operations of the holding company and its subsidiaries in the ethics management culture. These are: (i) Code of Ethical Conduct; (ii) Ethics and Business Conduct Committee (COMET); (iii) Charter of COMET; (iv) External Ethics Channel; (v) Complaints Processing Commission (CPD); (vi) Disclosure Plan; and (vii) Training. We can highlight the following initiatives carried out in 2018: a) Integrity Pills (internal communications) specifically on the guidelines of the Code of Ethical Conduct; b) On-site training on Integrity and Ethics for Sensitive Stakeholders (Legal, Regulatory, HR, Government), Electricians and CPFL Atende employees (Call Center); c) Event to celebrate International Anticorruption Day, which included, among others, a debate on the issue and featured the CEO of CPFL Energia at the time(Andre Dorf) and other guests: Alípio Casali (philosopher and member of the Ethics Committee), Ricardo Voltolini (consultant and author) and Marcela Varani (journalist); d) Lecture on Integrity, Compliance and Ethics by a renowned Compliance professional for CPFL Energia executives. The Ethics and Business Conduct Committee also held 11 meetings in 2018 to discuss topics related to ethics management and to analyze suggestions, queries and complaints received during the period.

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Human Resources Management: the company ended 2018 with 12,976 employees (13,008 in 2017), which represents a turnover rate of 16.25% (17.24% in 2017). The Group companies maintained their management and training programs focused on honing skills of strategic importance to the business, leadership succession, boosting productivity, as well as occupational health and safety. Average training hours per employee in 2018 stood at 55.64 (hours), higher than the average of 47 hours as per the Sextant Survey 2017 for the Energy Market and 32 hours for the General Market. In 2018, we rebranded the University which, as CPFL University, had a new positioning and the belief that “Education expands Potential” (brand essence). With this, we presented our 4 Schools to the company: Leadership, Business and Innovation, Service Excellence and Operational Excellence.

That year we also concluded the 1st Cycle of the “Flying High” and “Leader Take-off” Programs, which brought the best leadership practices to 150 managers and over 700 leaders, respectively. Another important corporate initiative was the launch of the “Expanding Horizons” Program, which extends into 2019 strengthening the actions of 35 executives of the CPFL Energia Group.

The year also saw the unification of the learning platforms, integrated with the entire CPFL Group Employee Registry (Multi HR) which brought agility, improved performance and reach of the training programs offered by the company.

Value Network: In 2018, three Value Network meetings were held.

The meetings were attended by main suppliers of materials and intensive labor services for the CPFL Group.

The first meeting was held on May 23, 2018 and featured the following lectures:

•         Management, Excellence, Ethics – Marcos Bardagi (Chief Operations Officer of the National Quality Foundation - FNQ);

•         Integrity Program - Helio Takashi Ito (Manager - Risks, Audit and Compliance of the CPFL group);

•         Information on SUPRE – FUNCOGE (Symposium on Procurement and Logistics of Companies in the Electricity Sector).

The second meeting was held on September 25, 2018, featuring two lectures:

•         Labor Reform: Current scenario – Dr. Jorge Gonzaga Matsumoto (Partner at Bichara Advogados);

•         Safety at Contracted Companies - Marcos Victor Lopes (Health and Workplace Safety Manager)

The final meeting of the year, held on December 5, 2018, featured the following lectures:

•         Macroeconomic Scenario - Silvio Campos Neto (Senior Economist at Tendências Consultoria)

•         Challenges facing the Electricity Sector - Rafael Calaes (Strategy Manager of the CPFL Group)

•         New Supplier Financial Portal - André Barbosa (Cash Management Specialist in the CPFL Group).

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Community relations: (i) Culture and Sports – In 2018, the CPFL Institute celebrated 15 seasons of cultural programming, consolidating its activities across Brazil and integrated into a single network of cultural, social and sports programs. The year 2018 represented a milestone, with initiatives in 106 cities across six states, reaching over 300,000 people. One of the new features in the cultural agenda was Parklet Musical, a plaza-on-wheels that occupied areas originally intended for parking lots in 33 cities. The project was part of the CPFL Circuit, which also included Cine Solar film sessions, running, hiking and bike touring events, totaling 180 activities that involved 47,000 people. Another highlight was the Chinese Culture Month in September, with activities at the Café Filosófico CPFL and concerts by the Zhejiang Symphonic Orchestra. The special agenda totaled 30 events in 5 cities and reached 25,000 people. At the CPFL Institute headquarters in Campinas, Café Filosófico CPFL totaled 33 sessions, with 7,000 in the audience and 930,000 accesses to the live broadcasts on social media. Also at the headquarters, Cine CPFL screened 96 films, the Contemporary Music had 14 concerts, while special events included 2 film festivals (13th Latin American Film Festival of São Paulo and the 41st International Film Festival of São Paulo) and 1 music festival (5th Brazilian Contemporary Music Festival), totaling an audience of 5,500 people. In social media, CPFL Institute reached 1.5 million people (combining live webcasts and 600,000 followers in digital platforms), produced 20 new audiovisual productions (available on YouTube) and uploaded 875 videos on the CPFL Institute Play app. As a private social investment vehicle of the CPFL Group, the CPFL Institute, in 2018 reinforced its commitment to local development, promoting the strengthening of public policies. All of which sought to stimulate social leadership by building a large knowledge network. Investments in cultural and sports initiatives totaled R$18,217.47; (ii) Support for Municipal Councils for the Rights of Children and Adolescents (CMDCA) (1% of Income Tax) – In 2018, the Group companies donated R$2.1 million to the Municipal Funds for Children and Adolescents of 15 municipalities in the concession area. The donation will support the Councils in implementing projects and in a specific training and institutional development program in 2019; (iii) Support to Municipal Councils for the Rights of the Elderly – CMDI (1% of Income Tax) - In 2018, the Group companies donated R$1.9 million to the Municipal Funds for the Elderly in three cities to support technological development projects and a training program for elderly wings in two hospitals, including the Cancer Hospital in Barretos; (iv) Volunteer Work – In 2018, 21 initiatives were rolled out that directly engaged 560 volunteers. The actions organized in nine cities in the concession area benefitted approximately 3,300 people directly and indirectly; (v) Support to Pronon - National Support Program for Oncological Services (1% of Income Tax) - In 2018, the Group companies donated R$1.9 million to support technological development projects at Cancer Hospitals in four municipalities in the concession area; (vi) Energy Efficiency (0.5% of Net Operating Income) – the goal of the Energy Efficiency Program is to promote the efficient and rational use of electricity through projects. In 2018, we invested R$67.6 million in energy efficiency projects. We also concluded 44 projects in 2018, whose numbers are: among low-income consumers, 56,513 homes and 107 public buildings were serviced, involving the regularization of 1,370 illegal connections, replacement of 2,000 refrigerators, 115,826 light bulbs with more efficient (LED) bulbs, installation of 4,000 solar heaters and 7,820 heat exchangers. among customers classified as Government Agencies, Utilities, Industry, Commercial or Residential, we serviced 42 public buildings, 19 hospitals, 3 commercial buildings, 96 schools, 1 condo and 7,199 homes, resulting in the replacement of 105,984 light bulbs with more efficient (LED) models, 32,521 lighting systems (fixtures, bulbs and ballasts) and the installation of 23 pumps, 3 chillers, 2 cooling towers, 62 motors, 2 compressors, 38 air-conditioning equipment and 7,199 refrigerators; in the Educational category, we held training programs for 107,274 students and 5,154 teachers in 461 schools in 158 cities; lastly, we replaced 443 motors at 17 industrial plants under Aneel’s Bonus Motors Priority Project. In 2018, R$81.4 million (0.4%) were allocated to the Energy Efficiency Program and R$20.3 million (0.1%) were provisioned, in accordance with Law 13,280/2016, to be passed through at an opportune moment to PROCEL; (vii) Projeto Geekie The goal of this projectis  to reduce students learning gaps and provide training for regional teachers and managers through the implementation of an online adaptive learning platform. In 2018,

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

approximately 18 thousand students from 41 public schools in Caxias do Sul / RS were attended. The investment was R $ 1.3 million, amount financed with funds from BNDES. (viii) Tamboro Project – aims to implement new educational methodologies by using an adaptive learning platform based on games. In 2018, approximately 7,000 students in 14 public schools in Santos, São Paulo, benefitted from the project. The investment amounted to R$1.3 million, which was financed by the Social Subcredit facility of the BNDES; (ix) ToLife Project - Implementation of a system for classifying clinical risk and organizing patient flows at emergency care units in public hospitals and/or hospitals that serve the National Health System (SUS). In 2018, six health care units in Campinas, including the facility at Unicamp, three units in Sorocaba and one in Americana, all in São Paulo, benefitted from the project. The investment was R$182,000, which was financed by the Social Subcredit facility of the BNDES; (x) Community Library Project – aims to democratize access to literature and to put into practice Federal Law 12,244/10, which determines that by 2020 all educational institutions in Brazil must have a library. In 2018, two libraries were built in the state of São Paulo (Marília and Bebedouro), and two libraries in Igrejinha and Nova Hartz, Rio Grande do Sul. The investment was R$846,000, which was financed by the Social Subcredit facility of the BNDES; Local social investment initiatives were carried out in 128 cities and impacted around 230,000 people. (xi) Electrician School – organized in partnership with SENAI, in over 10 Training Centers in the state of São Paulo and four in Rio Grande do Sul, it provides training in the function of distribution electricians in order to mitigate risks arising from the shortage of such professionals in the market. It configures a social investment because it offers free training in the communities where it operates, in addition to offering job opportunities, since the company has hired many of these new electricians. In 2018, we trained 250 new electricians and 141 are still undergoing training. In all, 190 were hired. For 2019, there are plans to organize 43 Electrician Schools - 9 in Rio Grande do Sul and 34 in São Paulo.

Environment management: (i) In 2018, CPFL Energia’s 2017 greenhouse gas emissions inventory received the Gold Seal from the Brazilian GHG Protocol Program. All inventory-related information is available at:  http://registropublicodeemissoes.com.br/participantes/1077 and (ii) each Group company implemented projects to mitigate the social and environmental impacts of its projects, with the following worth mention:

Energy Generation – Foz do Chapecó HEP – Integrated Management System (SGI) In November 2018, Foz do Chapecó Energia earned a recommendation for maintaining the ISOs 9001:2015 and 14001:2015 and OHSAS 18001:2007 standards from the British Standards Institution (BSI). The recommendation came after an audit conducted between November 26 and 30. Social and Environmental Management: Some of the 2018 highlights in the social and environmental domain were:  (i) the release of approximately 208,000 fingerlings into the plant reservoir as part of the initiatives to repopulate the lake. (ii) Conclusion of the construction of three fishing support points upstream to the plant, in the state of Santa Catarina; Fishermen associations connected to each of these structures received the necessary funds for construction after signing the agreement; (iii) transfer of R$3.5 million through tax incentive laws to sponsor projects that serve municipalities covered by the project.  Among the highlights are the after-school projects featuring dance and drama lessons and sports activities, covering around 1,500 children and teens in four cities. With regard to infrastructure, Foz do Chapecó Energia allocated funds for renovating elderly community centers, lighting of sports courts, public pools for water aerobics and also for the finishing stage of the Museu dos Balseiros, a project fully supported by the company since the beginning. (iv) the Friendly Neighbor program was created to encourage people living near the plant to preserve the Permanent Preservation Area (APP) of the reservoir. In addition to rewarding the reservoir’s neighbors with cash prizes, the company brought the initiatives into the public eye to make them examples of good environmental practices; (v) the Biofábrica, a laboratory producing genetically high-quality plants, distributed 14,000 fruit seedlings to farmers in Alpestre, Caxambu do Sul and Rio dos Índios. Besides the plants, the farmers received guidance on planting, fertilizing, plant care during the diverse stages of cultivation

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

and biological pest control, since the whole process is organic. Research & Development: In 2018, Foz do Chapecó Energia invested R$9.8 million in its Research & Development Program, with R$3.3 million allocated to the National Scientific and Technological Development Fund (FNDCT) and R$1.7 million to the Ministry of Mines and Energy. Another R$4.8 million were directly invested in projects involving universities, research centers and technology companies.  Ethics Code and Channel: implementation and dissemination of the Ethics Code in the company and the integrity channel, increasing transparency in internal processes and among the company’s suppliers.

In 2018, Ceran consolidated its Sustainability and External Social Investments Policy, wherein it sponsored 61 social projects and selected 33 that received investments of R$6.3 million, of which R$1.9 million came from CERAN's project incentive through its own cash and tax incentive laws, and the balance funded by partners and proponent driven offsets.  It launched the hotline, linked to its Ethics and Integrity in Business Conduct Program pursuant to Federal Law 12,846/2013, in 2017 www.canalintegro.com.br/energiaetica. The Company has a certified Integrated Management System at its headquarters and in its plants (Monte Claro, Castro Alves and 14 de Julho), according to ISO standards 9001, ISO 14001 and OHSAS 18001, which at the end of 2018, after third-party audit, were recommended for recertification; With regard to Research & Development, CERAN invested around R$1.8 million in 13 projects – three strategical, six cooperative, three own projects and one management project. On Workplace Safety, considering the three plants at the complex, it registered 6,681 days without accidents with lost time injuries.  Regarding Environmental Education, 2018 marked a process of consolidating partnerships with the region to strengthen local initiatives focusing on environmental preservation. One such example was the creation of a group of regional institutions including the State Prosecution Office, Municipal Governments, Environmental Police, NGOs and businesses to join hands to control, inhibit and raise awareness among reservoir users for the preservation of APP areas.

Campos Novos HEP (Enercan) - (i) in 2018, it launched its hotline for complaints (www.canalintegro.com.br/energiaetica) following its Ethics and Integrity in Business Conduct Program pursuant to Federal Law 12,846/2013 launched in 2017;  (ii) the initiatives supported for regional development in the cultural, social and environmental and economic areas received applications from 110 projects, from which 47 were selected and received R$19.8 million in financial aid, and of that amount R$4.2 million came from ENERCAN through tax incentive laws and own funds, while the balance was funded by partnerships and proponent driven offsets;  (iii) for the seventh straight year, ENERCAN implemented the Conservation Project for Permanent Preservation Areas (PPA) in partnership with residents along the reservoir of the Campos Novos HEP, rewarding the eight best initiatives. Currently the program has approximately 46% of the lake’s neighboring residents participating in it; (iv) in 2019, it published its 2018 Greenhouse Gas Emissions Inventory through FGV’s GHG Protocol platform, earning the silver seal; (v) it released 39,000 fingerlings of native fish species into Campos Novos HEP’s reservoirs, a program that has an in vivo gene bank of migrating species from the Uruguay River basin, where the fingerlings are nurtured for release; (vi) under the R&D Program, Aneel invested R$3.6 million in 14 projects; (vii) regarding Workplace Safety, a special milestone was that on December 28, 2018, ENERCAN celebrated 11 years without any workplace accidents, totaling 4,018 days without any accident recorded. Still in the area of workplace safety, the program to identify potential accidents detected and resolved 271 potential incidents since implementation in May 2016. It is estimated that 27 accidents with minor injuries and 2 serious accidents were avoided. (viii) Regarding its Integrated Management System, in 2018 ENERCAN earned the ISO 9001 certificate, thus integrating with the system it already had in place, which had the ISO 14001 and OHSAS 18001 certifications.

Barra Grande HEP (BAESA) - (i) In 2018, the Social and Environmental Responsibility Program received applications from 37 projects, selecting 11 projects and six social initiatives, which received financial aid of R$853,000, of which 82.4% were funded by partnerships and offsets and are focused on income generation, environment, culture, sports, public safety and

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

social development. In 2018, the company did not receive funds from tax incentive laws and invested its own funds in the projects; (ii) it held the seventh edition of the Program to Encourage Conservation of the Permanent Preservation Area of the Reservoir, which rewards sixteen (16) residents from the region who developed the best environmental conservation and preservation practices, an increase of 6 families rewarded in this edition; (iii) BAESA's transparency and consistency in the 2018 declaration of greenhouse gas emissions (GHG) earned it the Silver Seal from the GHG Protocol; (iv) held a workshop on indicators to reevaluate the materiality matrix of its Sustainability Report in the GRI G4 standard, which will be published in the essential version; (v) in the environmental domain, 2018 marked the start of a new three (3) year cycle of the Experimental Program of the release of fingerlings of native species into the reservoir of Barra Grande HEP, totaling 177,300 fingerlings released into the lake during the four years of the program. The program has an in vivo gene bank of migrating species from the Uruguay River basin from where the fingerlings originate; (vi) regarding workplace safety, the project recorded 3,884 days without accidents with lost time injuries, more than 10 years from the last accident on record. Another highlight in the area of workplace safety is the program to identify potential accidents, which detected and resolved 641 potential incidents since its implementation in May 2012. It is estimated that 64 accidents with minor injuries and 6 serious accidents were avoided; (vii) within its Environmental Management System, in 2018 it received the ISO 9001 certification, thus integrating the system with the ISO 14001 and OHSAS 18001 certifications, which it already had; (viii) In relation to corporate affairs between the project and the neighboring communities, the activities of the two Community Advisory Councils (CCC) are noteworthy. They were created by the project, with one made up of community representatives of cities in the state of Rio Grande do Sul and the other from cities in the state of Santa Catarina. Any individual or legal entity, civil or military government agent who is interested in the project join the CCCs, actively participating in discussions and planning environmental initiatives, social projects, social communication and other activities carried out by the project, in meetings held every two months.

Energy distribution - (i) its Advanced Stations are periodically assessed for environmental risks and legal requirements, and a ranking system and action plan for improvements are in place; (ii) for environmental emergencies, the distributors have agreements with a specialized company and an environmental insurance.  For minor incidents, the Advanced Stations and vehicles equipped with hydraulic equipment carry environmental emergency kits for immediate use; (iii) CPFL Paulista, CPFL Piratininga, RGE and CPFL Santa Cruz, in partnership with the municipal governments of twenty-nine cities in their concession areas, expanded the Arborização + Segura Project, which seeks to revitalize urban afforestation by replacing trees that pose risks to residents and the power grid with species that require less pruning and coexist better with the grid.

9.       Independent Auditors

KPMG Auditores Independentes (KPMG) was engaged by CPFL Energia to audit the financial statements of the Company as an independent auditor.  In accordance with CVM Instruction 381/03, we inform that in 2017 KPMG provided services not related to external audit, whose aggregate fees were more than 5% of all fees paid for the audit service (corporate, regulatory and SOX).

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

For the fiscal year ended on December 31, 2018, KPMG provided, in addition to the audit of corporate and regulatory financial statements, review of interim information and SOX audit, the following services:

Nature	Contract	Duration
Compliance with financial covenants	12/28/2016	Fiscal Years from 2017 to 2021
Previously agreed procedures – Audit of R&D projects	08/18/2016	24 months
Accounting reports for corporate restructurings	09/01/2017	Less than 1 year
Tax compliance services – Bookkeeping and Tax Accounting (ECF)	12/28/2016	Fiscal Years from 2017 to 2021
Other tax compliance services	09/01/2017	24 months
Previously agreed procedures - Tax rectifications of previous years	05/03/2018 and 07/05/2018	12 months
Bookkeeping and Tax Accounting (ECD) – fiscal year 2017	05/18/2018	24 months
IFRS training	09/14/2018	Less than 1 year
Legal advisory related to SISCOSERV / EFD / Social Tax	10/04/2018	24 months
Due Diligence	03/02/2018	12 months

We contracted a total of R$ 1,981 thousand for the above services, which corresponds to approximately 40% of the fees for external audit of the corporate and regulatory financial statements, revision of interim information and SOX audit for the fiscal year 2018, of the Company and its subsidiaries.

The hiring of independent auditors, in accordance with the Bylaws, is recommended by the Audit Board. The Board of Directors deliberates on the selection or removal of independent auditors.

Pursuant to CVM Instruction 381/03, KPMG represented to the Management of CPFL Energia that the provision of the above-mentioned services does not affect the independence and objectivity required for the performance of external audit services.

10.  Acknowledgements

The Management of CPFL Energia thanks its shareholders, customers, suppliers and communities in the areas of operations of its subsidiaries for their trust in the Company in 2018. It also thanks, in a special way, its employees for their competence and dedication in meeting the objectives and targets set.

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The Management

For more information on the performance of this and other companies of the CPFL Energia Group, visit www.cpfl.com.br/ir

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

NOTES TO FINANCIAL STATEMENTS

SUMMARY

ASSET		2
LIABILITY AND EQUITY		3
STATEMENT OF INCOME		4
STATEMENT OF COMPREHENSIVE INCOME		5
STATEMENT OF CHANGES IN SHAREHOLDER’ EQUITY		6
STATEMENT OF CASH FLOW		7
STATEMENT OF VALUE ADDED		8
(1)	OPERATIONS	9
(2)	PRESENTATION OF THE FINANCIAL STATEMENTS	11
(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	13
(4)	FAIR VALUE MEASUREMENT	26
(5)	CASH AND CASH EQUIVALENTS	27
(6)	CONSUMERS, CONCESSIONAIRES AND LICENSEES	28
(7)	TAXES RECOVERABLE	30
(8)	SECTOR FINANCIAL ASSET AND LIABILITY	30
(9)	DEFERRED TAX ASSETS AND LIABILITIES	32
(10)	CONCESSION FINANCIAL ASSET	36
(11)	OTHER RECEIVABLES	37
(12)	INVESTMENTS	38
(13)	PROPERTY, PLANT AND EQUIPMENT	43
(14)	INTANGIBLE ASSETS	45
(15)	TRADE PAYABLES	47
(16)	BORROWINGS	47
(17)	DEBENTURES	52
(18)	PRIVATE PENSION PLAN	55
(19)	REGULATORY CHARGES	61
(20)	TAXES, FEES AND CONTRIBUTIONS PAYABLES	61
(21)	PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS	62
(22)	OTHER PAYABLES	64
(23)	EQUITY	65
(24)	EARNINGS PER SHARE	67
(25)	NET OPERATING REVENUE	68
(26)	COST OF ELECTRIC ENERGY	70
(27)	OPERATING COSTS AND EXPENSES	71
(28)	FINANCE INCOME (COSTS)	72
(29)	SEGMENT INFORMATION	72
(30)	RELATED PARTY TRANSACTIONS	73
(31)	INSURANCE	74
(32)	RISK MANAGEMENT	75
(33)	FINANCIAL INSTRUMENTS	77
(34)	NON-CASH TRANSACTIONS	83
(35)	COMMITMENTS	83

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at December 31, 2018 and December 31, 2017
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
ASSETS		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Current assets
Cash and cash equivalents	5	79,364	6,581	1,891,457	3,249,642
Consumers, concessionaires and licensees	6	-	-	4,547,951	4,301,283
Dividends and interest on capital	12	701,731	204,807	100,182	56,145
Income tax and social contribution to be offset	7	9,441	17,051	123,739	88,802
Other taxes recoverable	7	8,646	46,699	287,517	306,244
Derivatives	33	-	-	309,484	444,029
Sector financial asset	8	-	-	1,330,981	210,834
Concession financial asset	10	-	-	-	23,736
Other receivables	11	417	243	811,005	900,498
Total current assets		799,599	275,383	9,402,316	9,581,211

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	752,795	236,539
Intragroup loans	30	72,933	127,147	-	8,612
Escrow Deposits	21	703	665	854,374	839,990
Income tax and social contribution to be offset	7	-	-	67,966	61,464
Other taxes recoverable	7	-	-	185,725	171,980
Sector financial assets	8	-	-	223,880	355,003
Derivatives	33	-	-	347,507	203,901
Deferred tax assets	9	112,522	145,779	956,380	943,199
Advance for future capital increase	12	-	350,000	-	-
Concession financial asset	10	-	-	7,430,149	6,545,668
Investments at cost		-	-	116,654	116,654
Other receivables	11	4,863	5,761	927,440	840,192
Investments	12	9,816,139	8,557,673	980,362	1,001,550
Property, plant and equipment	13	1,087	1,170	9,456,614	9,787,125
Contract asset – in progress	14	-	-	1,046,433	-
Intangible assets	14	110	71	9,462,935	10,589,824
Total noncurrent assets		10,008,356	9,188,265	32,809,214	31,701,702

Total assets		10,807,954	9,463,648	42,211,530	41,282,912

The accompanying notes are an integral part of these financial statements.

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at December 31, 2018 and December 31, 2017
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
LIABILITIES AND EQUITY		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Current liabilities
Trade payables	15	2,854	1,644	2,398,085	3,296,870
Borrowings	16	-	-	2,446,113	3,589,607
Debentures	17	-	1,938	917,352	1,703,073
Private pension plan	18	-	-	86,623	60,801
Regulatory charges	19	-	-	150,656	581,600
Income tax and social contribution payable	20	8,261	-	100,450	81,457
Other taxes, fees and contributions	20	5,258	717	664,989	628,846
Dividends		491,602	281,919	532,608	297,744
Estimated payroll		-	-	119,252	116,080
Derivatives	33	-	-	8,139	10,230
Sector financial liability	8	-	-	-	40,111
Use of public asset		-	-	11,570	10,965
Other payables	22	23,405	17,594	979,296	961,306
Total current liabilities		531,380	303,812	8,415,132	11,378,688

Noncurrent liabilities
Trade payables	15	-	-	333,036	128,438
Borrowings	16	-	-	8,989,846	7,402,450
Debentures	17	-	184,388	8,023,493	7,473,454
Private pension plan	18	-	-	1,156,639	880,360
Other taxes, fees and contributions	20	-	-	9,691	18,839
Deferred tax liabilities	9	-	-	1,136,227	1,249,591
Provision for tax, civil and labor risks	21	241	600	979,360	961,134
Derivatives	33	-	-	23,659	84,576
Sector financial liability	8	-	-	46,703	8,385
Use of public asset		-	-	89,965	83,766
Other payables	22	13,584	13,320	475,396	426,889
Total noncurrent liabilities		13,825	198,308	21,264,015	18,717,880

Equity	23
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		469,257	468,014	469,257	468,014
Legal reserve		900,992	798,090	900,992	798,090
Statutory reserve - concession financial asset		-	826,600	-	826,600
Statutory reserve - working capital improvement		3,527,510	1,292,046	3,527,510	1,292,046
Accumulated comprehensive income		(376,294)	(164,506)	(376,294)	(164,506)
		10,262,749	8,961,528	10,262,749	8,961,528
Equity attributable to noncontrolling interests		-	-	2,269,634	2,224,816
Total equity		10,262,749	8,961,528	12,532,383	11,186,344

Total liabilities and equity		10,807,954	9,463,648	42,211,530	41,282,912

The accompanying notes are an integral part of these financial statements

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of income for the years ended on December 31, 2018 and 2017
(in thousands of Brazilian Reais, except for Earnings per share)

		Parent company		Consolidated
	Note	2018	2017	2018	2017

Net operating revenue	25	1	1	28,136,627	26,744,905
Cost of electric energy services
Cost of electric energy	26	-	-	(17,838,165)	(16,901,518)
Cost of operation	27	-	-	(2,733,754)	(2,771,145)
Cost of services rendered to third parties	27	-	-	(1,775,339)	(2,074,611)

Gross profit		1	1	5,789,369	4,997,632
Operating expenses	27
Allowance for doubtful accounts		-	-	(169,259)	(155,097)
Selling expenses		-	-	(438,925)	(435,135)
General and administrative expenses		(43,930)	(42,771)	(987,291)	(947,072)
Other operating expenses		9	-	(485,427)	(438,494)

Income from electric energy services		(43,920)	(42,770)	3,708,467	3,021,834

Equity interests in subsidiaries, associates and joint ventures	12	2,250,835	1,349,766	334,198	312,390
Financial income (expenses)	28
Financial income		(22,160)	12,983	762,413	880,314
Financial expenses		(5,140)	(69,454)	(1,865,100)	(2,367,868)
		(27,300)	(56,471)	(1,102,687)	(1,487,554)
Profir before taxes		2,179,615	1,250,525	2,939,977	1,846,670
Social contribution	9	(30,814)	(16,950)	(213,673)	(168,728)
Income tax	9	(90,760)	(53,825)	(560,310)	(434,901)
		(121,575)	(70,775)	(773,982)	(603,629)

Profit for the year		2,058,040	1,179,750	2,165,995	1,243,042

Profit (loss) for the year attributable to owners of the Company				2,058,040	1,179,750
Profit (loss) for the year attributable to noncontrolling interests				107,955	63,292
Basic earnings per share attributable to owners of the Company (R$):	24			2.02	1.16
Diluted earnings per share attributable to owners of the Company (R$):	24			2.01	1.15

The accompanying notes are an integral part of these financial statements

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of comprehensive income for the years ended December 31, 2018 and 2017
(In thousands of Brazilian reais - R$)

	Parent company
	2018	2017
Profit for the year	2,058,040	1,179,750

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the year of subsidiaries	(238,780)	96,000

Items that will be reclassified subsequently to profit or loss
Comprehensive income for the year of subsidiaries	17,963	-

Total comprehensive income for the year - individual	1,837,223	1,275,750

	Consolidated
	2018	2017

Profit for the year	2,165,995	1,243,042

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(238,780)	96,000

Items that will be reclassified subsequently to profit or loss
- Credit risk in mark to market of financial liabilities	17,963	-

Total comprehensive income for the year	1,945,178	1,339,042
Attributable to owners of the Company	1,837,223	1,275,750
Attributable to noncontrolling interests	107,955	63,292

The accompanying notes are an integral part of these financial statements

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Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the years ended December 31, 2018 and 2017
(In thousands of Brazilian reais - R$)
			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividends	Deemed cost	Private pension plan / Credit risk in mark to market	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668
Total comprehensive income	-	-	-	-	-	-	-	96,000	1,179,750	1,275,750	-	63,292	1,339,042
Profit for the year	-	-	-	-	-	-	-	-	1,179,750	1,179,750	-	63,292	1,243,042
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	-	96,000	-	96,000	-	-	96,000

Internal changes in equity	-	-	58,988	123,673	746,541	-	(25,873)	-	(903,327)	-	(1,739)	1,625	(113)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(39,202)	-	39,202	-	(2,634)	2,634	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	13,329	-	(13,329)	-	896	(896)	-
Recognition of legal reserve	-	-	58,988	-	-	-	-	-	(58,988)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	123,673	746,541	-	-	-	(870,213)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(113)	(113)

Capital transactions with owners	-	-	-	-	-	(7,820)	-	-	(276,423)	(284,243)	-	(241,011)	(525,254)
Capital increase (decrease)	-	-	-	-	-	-	-	-	-	-	-	(122,791)	(122,791)
Unclaimed dividend	-	-	-	-	-	-	-	-	3,768	3,768	-	-	3,768
Interim dividend	-	-	-	-	-	-	-	-	-	-	-	(7,226)	(7,226)
Dividend proposal approved	-	-	-	-	-	(7,820)	-	-	(280,191)	(288,011)	-	(110,994)	(399,005)

Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	-	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	-	(186,671)	1,975,433	1,788,762	-	107,955	1,896,717
Profit for the year	-	-	-	-	-		-	-	2,058,040	2,058,040	-	107,955	2,165,995
Other comprehensive income - credit risk in mark to market of financial liabilities	-	-	-	-	-		-	52,109	(34,146)	17,963	-	-	17,963
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-		-	-	(48,461)	(48,461)	-	-	(48,461)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-		-	(238,780)	-	(238,780)	-	-	(238,780)

Internal changes in equity	-	5	102,902	(826,600)	2,235,465	-	(25,118)	-	(1,486,648)	5	(1,777)	1,664	(108)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(38,057)	-	38,057	-	(2,693)	2,693	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	12,939	-	(12,939)	-	916	(916)	-
Recognition of legal reserve	-	-	102,902	-	-	-	-	-	(102,902)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	(826,600)	2,235,465	-	-	-	(1,408,864)	-	-	-	-
Other changes	-	5	-	-	-	-	-		-	5	-	(113)	(108)

Capital transactions with owners	-	1,238	-	-	-	-	-	-	(488,785)	(487,547)	-	(63,024)	(550,571)
Interim dividend	-	-	-	-	-		-	-	-	-	-	(4,452)	(4,452)
Dividend proposal approved	-	-	-	-	-		-	-	(488,785)	(488,785)	-	(64,233)	(553,018)
Other changes	-	1,238	-	-	-		-	-	-	1,238	-	5,661	6,899

Balance at December 31, 2018	5,741,284	469,257	900,992	-	3,527,510	-	380,721	(757,016)	-	10,262,749	10,055	2,259,578	12,532,383

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Energia S/A
Statements of cash flow for the years ended December 31, 2018 and 2017
(in thousand of Brazilian Reais - R$)

	Parent Company		Consolidated
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Profit before taxes	2,179,615	1,250,525	2,939,977	1,846,670
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	201	217	1,594,064	1,529,052
Provision for tax, civil and labor risks	(117)	61	153,977	176,609
Allowance for doubtful accounts	-	-	169,259	155,097
Interest on debts, inflation adjustment and exchange rate changes	2,932	61,520	1,117,742	1,863,311
Pension plan expense (income)	-	-	89,909	113,898
Equity interests in associates and joint ventures	(2,250,835)	(1,349,766)	(334,198)	(312,390)
Impairment	-	-	-	20,437
Loss (gain) on disposal of noncurrent assets	-	-	216,275	132,195
Deferred taxes (PIS and COFINS)	-	-	(457)	963
Others	-	-	(26,595)	(19,074)
	(68,204)	(37,443)	5,919,953	5,506,768
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(1,006,291)	(722,406)
Dividend and interest on capital received	596,100	1,172,336	311,347	730,178
Taxes recoverable	109,719	65,182	92,090	68,184
Escrow deposits	(25)	68	22,926	(248,128)
Sector financial asset	-	-	(846,216)	(425,004)
Receivables - CDE	-	-	59,196	(29,354)
Concession financial assets (transmission companies)	-	-	-	(56,665)
Other operating assets	1,147	20,485	(47,835)	91,607

Increase (decrease) in operating liabilities
Trade payables	1,210	(2,116)	(848,880)	565,945
Other taxes and social contributions	4,541	263	(59,102)	(261,194)
Other liabilities with private pension plan	-	-	(107,668)	(79,724)
Regulatory charges	-	-	(430,944)	215,522
Tax, civil and labor risks paid	(259)	(466)	(215,873)	(206,788)
Sector financial liability	-	-	(64,361)	(1,089,592)
Payables - amounts provided by the CDE	-	-	71,779	17,544
Other operating liabilities	6,407	(37,277)	176,308	141,759
Cash flows provided (used) by operations	650,636	1,181,032	3,026,428	4,218,652
Interest paid on debts and debentures	(4,235)	(71,844)	(1,353,339)	(1,846,453)
Income tax and social contribution paid	(80,234)	(47,438)	(816,402)	(338,175)
Net cash from operating activities	566,167	1,061,750	856,686	2,034,024

Investing activities
Purchases of property, plant and equipment	(286)	(185)	(275,986)	(685,856)
Purchases of contract asset – in progress	-	-	(1,769,573)	-
Purchases and construction of intangible assets	(42)	(51)	(16,864)	(1,884,577)
Securities, pledges and restricted deposits	(250)	-	212,831	(93,933)
Decrease (increase) of capital in subsidiaries	-	(9,400)	(1,096)	91,599
Sale of noncurrent assets	-	-	-	26,807
Advances for future capital increases	(82,415)	(383,340)	-	-
Intragroup loans	54,710	(72,199)	-	36,639

Net cash generated by (used) In investing activities	(28,283)	(465,175)	(1,850,687)	(2,509,321)

Financing activities
Capital increase of no controlling shareholder	-	-	7,994	(122,791)
Borrowings and debentures raised	-	-	9,610,814	3,398,084
Repayment of principal of borrowings and debentures	(186,000)	(434,000)	(10,204,257)	(5,273,261)
Repayment of derivatives	-	-	543,427	(102,641)
Dividend and interest on capital paid	(279,101)	(220,966)	(322,163)	(336,934)
Business combination payment	-	-	-	(2,514)
Net cash generated by (used in) financing activities	(465,101)	(654,966)	(364,185)	(2,440,057)
Net increase (decrease) in cash and cash equivalents	72,782	(58,390)	(1,358,186)	(2,915,354)
Cash and cash equivalents at the beginning of the year	6,581	64,971	3,249,642	6,164,996
Cash and cash equivalents at the end of the year	79,364	6,581	1,891,457	3,249,642

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of value added for the years ended December 31, 2018 and 2017
(in thousand of Brazilian Reais - R$)

	Parent Company		Consolidated
	2018	2017	2018	2017
1 - Revenues	329	237	42,759,621	40,687,927
1.1 Operating revenues	1	1	40,854,038	37,980,073
1.2 Revenue related to the construction of own assets	328	236	302,620	789,529
1.3 Revenue from construction of concession infrastructure	-	-	1,772,222	2,073,423
1.4 Allowance for doubtful accounts	-	-	(169,259)	(155,097)

2 - (-) Inputs	(12,858)	(10,322)	(23,378,560)	(23,119,553)
2.1 Electricity purchased for resale	-	-	(19,757,090)	(18,772,477)
2.2 Material	(625)	(150)	(1,349,291)	(1,895,728)
2.3 Outsourced services	(10,502)	(8,275)	(1,529,696)	(1,716,068)
2.4 Others	(1,731)	(1,897)	(742,483)	(735,280)

3 - Gross value added (1+2)	(12,528)	(10,085)	19,381,061	17,568,374

4 - Retentions	(201)	(217)	(1,602,182)	(1,534,035)
4.1 Depreciation and amortization	(201)	(217)	(1,315,323)	(1,247,819)
4.2 Amortization of intangible assets of concession	-	-	(286,859)	(286,215)

5 - Net value added generated (3+4)	(12,730)	(10,302)	17,778,879	16,034,340

6 - Value Added received in transfer	2,268,815	1,391,611	1,183,083	1,279,057
6.1 Financial Income	17,980	41,845	848,885	966,666
6.2 Interest in subsidiaries, associates and joint ventures	2,250,835	1,349,766	334,198	312,390

7 - Value Added to be distributed (5+6)	2,256,086	1,381,309	18,961,962	17,313,396

8 - Distribution of value added
8.1 Personnel and charges	27,035	27,247	1,390,996	1,397,454
8.1.1 Direct remuneration	10,679	15,690	795,377	813,004
8.1.2 Benefits	14,885	10,184	530,120	516,208
8.1.3 Government severance indemnity fund for employees - F.G.T.S	1,471	1,374	65,499	68,242
8.2 Taxes, fees and contributions	165,840	104,770	13,452,580	12,181,755
8.2.1 Federal	165,799	104,738	7,231,289	6,696,508
8.2.2 Estate	41	32	6,195,062	5,460,674
8.2.3 Municipal	-	-	26,230	24,572
8.3 Lenders and lessors	5,170	69,541	1,952,391	2,491,145
8.3.1 Interest	5,136	69,311	1,879,399	2,418,119
8.3.2 Rental	35	230	72,992	73,026
8.4 Interest on capital	2,058,040	1,179,750	2,165,995	1,243,042
8.4.1 Dividend (including additional proposed)	546,274	250,550	581,029	272,294
8.4.2 Retained earnings	1,511,766	929,201	1,584,966	970,748
	2,256,086	1,381,309	18,961,962	17,313,396

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2018 AND 2017

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint-ventures:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,496	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,756	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (g)	Publicly-held corporation	Direct and Indirect 100%	Interior of Rio Grande do Sul	373	2,871	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (e)	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	457	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.56%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissão Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”) (f)	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At December 31, 2018, CPFL Renováveis had a portfolio of 110 projects of 2,480.1 MW of installed capacity (2,132.7 MW in operation):

•         Hydropower generation: 44 SHP’s (514.9 MW) with 40 SHPs in operation (453.1 MW) and 4 SHPs under construction/development (61.8 MW);

•         Wind power generation: 57 projects (1,594.1 MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (285.6 MW);

•         Biomass power generation: 8 plants in operation (370 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

e)     As described in note 12.5.2, on December 31, 2017, approval was given for the merger of the subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

f)     In August 2018, CPFL Transmissão Maracanaú S.A. was established with the purpose of exploring concessions for electric power transmission, including the construction, operation and maintenance of basic grid transmission facilities.

g)     As described in note 12.6.1, on December 4, 2018 the merger of RGE with RGE Sul was approved. Since January 1, 2019, the operations of these subsidiaries have been carried out only by RGE Sul, which adopted the trade name “RGE”.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and accounting practices adopted in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

The Company and the subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Group's management.

The financial statements were approved by Management and authorized for issue on March 11, 2019.

2.2 Basis of measurement

The financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) non derivative financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

  Note 8 – Sector financial asset and liability (certain financial components that can be raised without prior methodology);
  Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);
  Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs, see note 33);
  Note 11 – Other receivables (allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);
  Note 13 – Property, plant and equipment (application of defined useful lives and key assumptions regarding recoverable amounts);
  Note 14 – Intangible assets and Contract asset in progress (key assumptions regarding recoverable amounts);
  Note 18 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);
  Note 21 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources); and
  Note 25 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD ).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation and transmission from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

At December 31, 2018 and 2017 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these individual and consolidated financial statements are described below. These policies have been consistently applied in all reporting periods, except for the new accounting pronouncements and interpretations adopted by the Group on January 1, 2018 described in note 3.17.

Due to the transition methods chosen by the Group in the application of certain new accounting standards, the comparative information of these financial statements has not been restated and the cumulative effects of the initial application on January 1, 2018 were recognized directly in Retained Earnings.

3.1  Cash and cash equivalents

In the statements of cash flows, cash and cash equivalents include negative balances of overdraft accounts that are immediately payable and are an integral part of the Group’s cash management.

Cash and cash equivalents comprise the balances of cash and financial investments with original maturities of three months or less from the contract date, which are subject to an insignificant risk of change in fair value at the settlement date and are used by the Group in the management of short-term obligations.

3.2  Concession agreements

Distribution subsidiaries:

ICPC 01 (R1) and IFRIC 12 – Service Concession Arrangements establish general guidelines for the recognition and measurement of obligations and rights related to concession agreements and apply to situations in which the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

When these definitions are met, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the CPC and IFRS requirements, so that the following are recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

The concession financial asset of distribution is measured at fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL), and takes into consideration changes in the fair value, mainly based on factors such as new replacement value, and adjustment for IPCA (Extended Consumer Price Index) to the subsidiaries of the distribution segment. The financial asset of distribution is classified at fair value through profit or loss, with the corresponding fair value changes entry in an operating income/expense account in the statement of profit or loss for the year (notes 4 and 25).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The remaining amount is recognized as an intangible asset and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Considering that (i) the tariff model does not provide for a profit margin for the infrastructure of discos construction services, (ii) the way in which the subsidiaries manage the constructions by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Group‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The construction revenues and costs are therefore presented in the statement of profit or loss for the year in the same amounts.

Transmission subsidiaries:

The Group’s transmission companies are responsible for constructing and operating the transmission infrastructure (two distinct performance obligations) in order to carry the energy from the generation centers to the distribution points, according to their concession arrangements.

The energy transmission company has the obligation to maintain its transmission infrastructure available to its users to guarantee the receipt of the Permitted Annual Revenue (RAP) during the concession agreement term. These receipts represent the consideration for the construction and operation of the transmission infrastructure. Potential unamortized investments generate the right to indemnity at the end of the concession arrangement

Until December 31, 2017, the transmission infrastructure was classified as a financial asset and measured at amortized cost. With the adoption of IFRS 15 / CPC 47 on January 1, 2018, as the right to bill goods and services is conditioned to the satisfaction of other performance obligations the consideration receivable is now classified as a "Contract Asset”.

3.3  Financial Instruments

Policy applicable from January 1, 2018

-       Financial Assets

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred.

Subsequent Measurement  and gains and losses: Policy applicable from January 1, 2018

Financial assets measured at fair value through profit or loss (FVTPL)	These assets are subsequently measured at fair value. Net gains or losses, including interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on the derecognition is recognized in profit or loss.

Debt investments at fair value through other comprehensive income (FVOCI)

These assets are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income, except the interest income calculated using the effective interest method, foreign exchange gains and losses and impairment, that are recognized in profit or loss. In the moment of the derecognition, the accumulated gain or loss in other comprehensive income (loss) is reclassified to profit or loss for the period.

Equity instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Changes in fair value are recognized in other comprehensive income (loss) and never will be reclassified in profit or loss. Dividends are recognized as gains in profit or loss (unless the dividend clearly represents a recovery of part of the investment cost).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Subsequent measurement and gain and loss: Policy applicable before January 1, 2018

Financial assets measured at fair value through profit or loss (FVTPL)	These assets are subsequently measured at fair value. Net gains or losses, including interest or dividend income, are recognized in profit or loss.
Held-to maturity financial assets	These assets are measured at amortized cost using the effective interest method.
Loans and receivables	These assets are measured at amortized cost using the effective interest method.
Available-for-sale financial assets

These assets are measured at fair value and changes therein (other than impairment losses, interest income and foreign currency differences on debt instruments), are recognized in Other Comprehensive Income and accumulated in the fair value reserve. When these assets were derecognized, the gain or loss accumulated in equity are reclassified to profit or loss.

The rights of indemnity at the end of the concession term of  the distribution subsidiaries are classified as measured at fair value through profit or loss and the changes in the fair value of this asset are recognized in profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Amortized cost: A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL.

o    it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

o    its contractual terms give rise on specified dates to cash flows that are related solely to payments of principal and interest on the principal amount outstanding.

Fair Value through Other Comprehensive Income (FVOCI): A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

o    it is held within a business model whose objective is archieved by both collecting contractual cash flows and selling financial assets ; and

o    its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 33). On initial recognition, the Group may irrevocably designate a non derivative financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Business model assessment:

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether:

-       management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-       how the performance of the portfolio is evaluated and reported to the Group’s management;

-       the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-       how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-       the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

The transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Assessment whether contractual cash flows are solely payments of principal and interest:

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

o    contingent events that would change the amount or timing of cash flows;

o    terms that may adjust the contractual coupon rate, including variable‑rate features;

o    prepayment and extension features; and

o    terms that limit the Group’s claim to cash flows from specified assets (e.g. based on the performance of an asset).

For transactions involving the purchase and sale of energy by the trading subsidiaries, the Group has an accounting policy defined according to the business strategy with instruments measured at amortized cost, which refer to agreements already entered into and still held with the purpose of receipt or delivery of energy in accordance with the requirements by the company related to purchase or sale. The transactions are usually long term and are never settled by the net cash amount or with another financial instrument and, even if some contract has a certain flexibility, the strategy of the Group’s portfolio is not changed for this reason.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

-       Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Group have the following main financial liabilities:

(i)             Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for trading,

(ii)            Designated at fair value in order to match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are measured at fair value, which fair value changes recognized in profit or loss except for changes in fair value attributable to credit risk which are recognized in comprehensive income.

(iii)           Measured at amortized cost: these are other financial liabilities not classified into the previous category. They are measured initially at fair value net of any cost attributable to the transaction and subsequently measured at amortized cost using the effective interest rate method.

The Group recognizes financial guarantees when these are granted to non-controlled entities or when the financial guarantee is granted at a percentage higher than the Company's interest to cover commitments of joint ventures. Such guarantees are initially measured at fair value, by recognizing (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against finance income simultaneously and in proportion to amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, guarantees are measured periodically at the higher of the amount determined in accordance with CPC 25 / IAS 37 and the amount initially recognized less accumulated amortization.

Financial assets and liabilities are offset and presented at their net amount when there is a legal right to offset the amounts and the intent to realize the asset and settle the liability simultaneously.

The classifications of financial instruments (assets and liabilities) are described in Note 33.

- Issued Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.4  Property, plant and equipment

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Granting Authority.

Gains and losses on disposal/write-off of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net within other operating income/expenses.

Assets and facilities used in the electric generation, transmission and distribution activities are tied to these services and may not be removed, donated, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the acquisition of new assets related to electric energy services.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

3.5  Intangible assets and Contract asset – in progress

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured based on the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets, adding the portion of noncontrolling interests and liabilities of the subsidiary acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives, if any, are not subject to amortization and are tested annually for impairment.

Negative goodwill is recognized as a gain in the statement of profit or loss in the year of the business acquisition.

In the individual financial statements, fair value adjustments (value added) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is classified in the individual statement of income as “equity interest in associates and joint ventures” in accordance with ICPC 09 (R2). In the consolidated financial statements, the amount is stated as intangible asset and its amortization is classified in the consolidated statement of profit and loss as “amortization of concession intangible asset” in other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

(i)             Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession amortized in straight-line method over the remaining period of the concessions.

(ii)            Investments in infrastructure (application of ICPC01 (R1) and IFRIC 12 – Concession contracts) - in progress: under the electric energy distribution concession agreements with the subsidiaries, the recognized intangible asset corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the expected economic benefits. For further information, see note 3.2.

Items comprised in the infrastructure are directly tied to the Company’s electric energy distribution operation and shall comply with the same regulatory rules described in item 3.4.

(iii)           Use of public asset: certain generation concessions were granted with the condition of payments to the federal government for use of public asset. On the signing date of the respective agreements, the Company’s subsidiaries recognized intangible assets and the corresponding liabilities, at present value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining period of each concession.

As of January 1, 2018, the concession infrastructure assets of the distribution companies must be classified as contract assets during the construction or improvement period in accordance with the criteria of CPC 47 / IFRS 15.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

3.6  Impairment

Policy applicable from January 1, 2018

-       Financial assets

CPC 48 / IFRS 9 replaces the 'incurred loss’ model in IAS 39 / CPC 38 with an ‘expected credit loss’ (ECL) model.

The Group assesses evidence of impairment for certain receivables at both an individual and a collective level. Receivables that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

The Group recognizes impairment losses for ECLs on: (i) financial assets measured at amortized cost; (ii) debt investments measured at FVOCI, when applicable; and (iii) contract assets.

The Group measures impairment allowances, adopting the simplified method of recognizing,  at an amount equal to lifetime ECLs, except for debt securities that are determined to have low credit risk at the reporting date, which are measured at 12-month ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating the expected credit losses, the Group considers a simplified approach of default assessment which consists in measuring the expected loss of a financial asset equivalent to the lifetime expected credit loss of an asset including reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group's historical experience and informed credit assessment and including forward-looking information.

The Group considers a financial asset to be in default when the borrower has not complied with its contractual payment obligations and is unlikely to pay its obligations.

The Group uses an allowance matrix based on its historical default rates observed along the expected lifetime of the trade receivables to estimate the expected credit losses for the lifetime of the asset where the history of losses is adjusted to consider the effects of the current conditions and its forecasts of future conditions that did not affect the period in which the historical data were based.

The methodology developed by the Group resulted in a percentage of expected loss for bills of consumers, concessionaires and licens that is in compliance with IFRS 9 described as expected credit losses, comprising in a single percentage the probability of loss weighted by the expected loss and possible results, that is, comprising the Probability of Default (“PD”), Exposure At Default (“EAD”) and Loss Given Default (“LGD”).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI, when applicable, are credit-impaired. A financial asset is ‘credit‑impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit‑impaired includes the following observable data:

o    significant financial difficulty of the borrower or issuer;

o    a breach of contract;

o    the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

o    it is probable that the borrower will enter bankruptcy or other financial reorganization; or

o    the disappearance of an active market for a security because of financial difficulties.

Impairment losses related to consumers, concessionaires and licensees recognized in financial assets and other receivables, including contract assets, are recognized in profit or loss.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable amount. Other assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of (i) its fair value less costs to sell or (ii) its value in use.

The assets (e.g. goodwill, concession intangible asset) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment, which cannot be reversed in the subsequent period, impairment analysis are reassessed for any possibility of reversals.

3.7  Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable (more likely than not)  that an outflow of economic resources will be required to settle the obligation. When applicable, provisions are determined by discounting the expected future cash outflows at a rate that reflects current market assessment and the risks specific to the liability.

3.8  Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized. Although the plans have particularities, they have the following characteristics:

(i)             Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in the statement of profit or loss in the periods during which the services are rendered.

(ii)            Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses are recognized in other comprehensive income when they occur. Net interest (income or expense) is calculated by applying the discount rate at the beginning of the period to the net amount of the defined benefit asset or liability. When applicable, the cost of past services is recognized immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, the recognition is limited to the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9  Dividend and Interest on capital

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of profit adjusted in accordance with the Company´s bylaws. A provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. According to Law 6.404/76, the amounts paid out to shareholders in excess of the mandatory minimum dividend, will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present obligation criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and interest on capital determined in a half-yearly statement of income. An interim dividend and interest on capital declared at the base date of June 30, if any, is only recognized as a liability in the Company's financial statement after the date of the Board of Directors’ decision.

Interest on capital receives the same treatment as dividend and is also stated in changes in equity. The withholding income tax on interest on capital is always recognized as a charge to equity with a balancing item in liabilities upon the proposal for its payment, even if not yet approved, since it meets the criterion of obligation at the time of Management’s proposal.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

3.10 Revenue Recognition

Policy applicable from January 1, 2018

The operating revenue in the normal course of the subsidiaries’ activities is measured at the consideration received or receivable. The operating revenue is recognized when it represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

IFRS 15 / CPC 47 establishes a revenue recognition model that considers five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Thus, revenue is recognized only when (or if) the performance obligation is satisfied, that is, when the “control” of the goods or services of a certain transaction is actually transferred to the customer.

The revenue from electric energy distribution is recognized when the energy is supplied. The energy distribution subsidiaries perform the reading of their customers consumption based on a reading routine (calendar and reading route) and invoice monthly the consumption of MWh based on the reading performed for each consumer. As a result, part of the energy distributed during the month is not billed at the end of the month and, consequently, an estimate is developed by Management and recorded as “Unbilled”. This unbilled revenue estimate is calculated using as a base the total volume of energy of each distributor made available in the month and the annualized rate of technical and commercial losses.

The revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the supply contracts or the current market price, as appropriate.

The revenue from energy commercialization is recognized based on bilateral contracts with market agents and properly registered with the Electric Energy Commercialization Chamber – CCEE.

The revenue from services provided is recognized when the service is provided, under a service agreement between the parties.

The revenue from construction contracts is recognized based on the reach of the performance obligation over time, considering the fulfillment of one of the following criteria:

(a)   the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(b)   the entity’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced;

(c)   the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

The provision of infrastructure construction services is recognized in accordance with CPC 47 / IFRS 15, against a contract asset.

The revenues of the transmission companies, recognized as operating revenue, are:

•         Construction revenue: Refers to the services of construction of electric energy transmission facilities. These are recognized according to the percentage of completion of the construction works.

•         Financing component: Refers to the interest recognized under the accrual basis method on the amount receivable from the construction revenue.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

•         Revenue from operation and maintenance: Refers to the services of operation and maintenance of electric energy transmission facilities aimed at non-interruption of availability of these facilities, recognized based on incurred costs.

No single consumer accounts for 10% or more of the Group’s total revenue.

3.11        Income tax and social contribution

Income tax and social contribution expenses are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recognized in the statement of profit or loss except to the extent that they relate to items recognized directly in equity or other comprehensive income, when the net amounts of these tax effects are already recognized, and those arising from the initial recognition in business combinations.

Current taxes are the expected taxes payable or receivable/recoverable on the taxable profit or loss. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carryforwards.

The Company and certain subsidiaries recognized in their financial statements the effects of tax loss carryforwards and temporarily nondeductible differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits relating to the benefit of merged intangible, which are amortized on a straight-line basis over the remaining period of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each annual reporting date and are reduced to the extent that it is no longer probable that the related taxes benefit will be realized.

3.12        Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 / IAS 33.

3.13        Government grants – CDE

Government grants are only recognized when it is reasonably certain that these amounts will be received by the Group. They are recognized in profit or loss for the periods in which the Group recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts.

The subsidies received through funds from the Energy Development Account - CDE (note 25) have the main purpose of offsetting discounts granted and expenses already incurred in order to provide immediate financial support to the distribution companies, in accordance with CPC 07 / IAS 20.

3.14        Sector financial asset and liability

According to the tariff pricing mechanism applicable to the distribution companies, the energy tariffs should be set at a price level (price cap) that ensures the economic and financial equilibrium of the concession. Therefore, the concessionaires and licensees are authorized to charge their consumers (after review and ratification by ANEEL) for: (i) the annual tariff increase; and (ii) every four or five years, according to each concession agreement, the periodic review for purposes of reconciliation of part of Parcel B (controllable costs) and adjustment of Parcel A (non-controllable costs).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The distributors' revenue is mainly comprised of the sale of electric energy and for the delivery (transmission) of the electric energy through the distribution infrastructure (network). The distribution concessionaires' revenue is affected by the volume of energy delivered and the tariff. The electric energy tariff is comprised of two parcels which reflect a breakdown of the revenue:

•         Parcel A (non-controllable costs): this parcel should be neutral in relation to the entity's performance, i.e., the costs incurred by the distributors, classifiable as Parcel A, is fully passed through the consumer or borne by the Granting Authority; and

•         Parcel B (controllable costs): comprised of capital expenditure on investments in infrastructure, operational costs and maintenance and remuneration to the providers of capital. It is this parcel that actually affects the entity's performance, since it has no guarantee of tariff neutrality and thus involves an intrinsic business risk.

This tariff pricing mechanism can cause temporary differences arising from the difference between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the budgeted costs included in the tariff are lower than those actually incurred, or an obligation to pay if the budgeted costs are higher than those actually incurred.

3.15        Business combination

Business combinations are accounted for by applying the acquisition method. The consideration transferred including the recognized amount of any noncontrolling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. Costs related to the acquisition are recognized in profit or loss, when incurred.

At the acquisition date, other assets and liabilities are recognized at fair value, except for: (i) deferred taxes, (ii) employee benefits, and (iii) share-based payments.

The noncontrolling interests are initially measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets. The measurement method is chosen on a transaction-by-transaction basis.

The excess of the consideration transferred, added to the portion of noncontrolling interests, over the fair value of the identifiable assets (including the concession intangible asset) and net liabilities assumed at the acquisition date are recognized as goodwill. In the event that the fair value of the identifiable assets and net liabilities assumed exceeds the consideration transferred, a bargain purchase is identified and the gain is recognized in the statement of profit or loss at the acquisition date.

3.16        Basis of consolidation

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any noncontrolling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date.

(ii) Subsidiaries and joint ventures

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The accounting policies of subsidiaries and joint ventures taken into consideration for purposes of consolidation and/or equity method of accounting, as applicable, are aligned with the Group's accounting policies.

In the individual (parent company) financial statements, the financial information on subsidiaries and joint ventures are accounted for under the equity method. In the consolidated financial statements, the information on joint ventures is accounted for under the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for the subsidiaries. Prior to consolidation into the Company's financial statements, the financial statements of subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração, CPFL Eficiência Energética and CPFL Renováveis are fully consolidated into those of their subsidiaries.

Intragroup balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the CPFL Energia interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to noncontrolling interests is stated in equity and in the statements of profit or loss and comprehensive income in each period presented.

The balances of joint ventures, as well as the Company’s interest in each of them are described in note 12.4.

(iii) Acquisition of noncontrolling interests

Accounted for as transaction among shareholders. Consequently, no gain or goodwill is recognized as a result of such transaction.

3.17        New standards and interpretations

A number of standards and interpretations have been issued and/or revised by the IASB and the CPC and are effective for accounting periods beginning January 1, 2018.

a)     IFRS 9 / CPC 48 - Financial instruments.

Effective for the financial statements of an entity prepared in accordance with IFRS for annual periods beginning on or after January 1, 2018, IFRS 9 /CPC 48 standard establishes new requirements for classification and measurement of financial assets and liabilities. Financial assets become classified into three categories based on the business model within which they are held and the characteristics of their contractual cash flows: (i) measured at fair value trough profit or loss and; (ii) measured at amortized cost; and (iii) measured at fair value through other comprehensive income.

For financial liabilities, the main change relates to the requirements established by IAS 39/ CPC 38 that changes in the fair value of a financial liability designated as at fair value through profit or loss attributable to changes in the credit risk of that liability be presented in other comprehensive income and not in the statement of profit or loss.

Regarding the impairment of financial assets, IFRS 9 / CPC 48 requires the expected credit loss model, instead to the incurred credit loss model mentioned in IAS 39 / CPC 38. The expected credit loss model requires that the company accounts for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. That is, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

With respect to the changes relating to hedge accounting, IFRS 9 / CPC 48 retains the three types of hedge accounting mechanisms in IAS 39, but brings greater flexibility regarding the types of instruments eligible for hedge accounting. There was an increase in the types of transactions that qualify as hedging instrument and the types of risk components of non-financial items eligible for hedge accounting.  In addition, the effectiveness test has been renewed and replaced with the principle of an “economic relationship”. Also, the retrospective assessment of hedge effectiveness is no longer required and additional disclosure requirements relating to an entity’s risk management activities have been introduced.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The Group’s distribution subsidiaries have material assets, recorded as financial asset of concession, previously classified as “available for sale”, according to the requirements of IAS 39 / CPC 38. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. The designation of these instruments as available for sale occurred due to non-classification into the other three categories described in IAS 39 / CPC 38 (loans and receivables, fair value through profit or loss and held to maturity). These assets has been classified as measured at fair value through profit or loss according to the new standard (IFRS 9 / CPC48), and the effects of the subsequent measurement have been recognized in profit or loss. On  2018 the amount registered related to this assets was R$ 7,430,149 (R$ 6,569,404 at 2017) and there were no material impacts related to the initial recognition due to the classification of financial assets.

The sector financial assets recorded in the Group’s distribution companies related to the tariff definition mechanism, in respect of the timing differences between the budged costs and those that are actually incurred, were previously recorded as “loans and receivables” in accordance with the requirements of IAS 39 / CPC 38. After the application of IFRS 9 / CPC 48, these financial assets are classified as amortized cost. In 2018 the recorded amount for these assets was R$ 1,554,861 (R$ 565,837 in 2017) and there were no impacts on measurement of the balances as a result of the change in classification.

Accordingly, there was no significant measurement impact on the Group’s consolidated financial statements due to the initial adoption related to the classification of financial assets.

Moreover, as the Group does not apply hedge accounting, Management concluded that there were no material impact on the information disclosed or amounts recognized in its consolidated financial statements as a result of the amendments to the standard about this topic.

As regards the changes in the calculation of impairment of financial instruments, the accumulated effects of the initial adoption were recognized retrospectively on January 1st 2018, representing a reduction of R$73,426 (R$48,461 net of tax effects) from the “Consumers, concessionaires and permit holders” line item.

Considering the changes in credit risk, the financial liabilities, which were designated at fair value through profit or loss up to the 2017 statements, generated impacts on the entries about changes in credit risk in other comprehensive income, instead of directly in the income statement for the year. The accumulated effects of the initial adoption were recognized retrospectively on January 1, 2018, amounting to a loss of R$ 51,736 (R$ 34,146 net of tax effects) in retained earnings, which the counterpart was the account of other comprehensive income.

b)    IFRS 15 / CPC 47– Revenue from contracts with customers

IFRS 15 / CPC 47 establishes a model for entities to use in accounting for revenue from contracts with customers and will supersede the current guidance on revenue recognition in IAS 18/CPC 30 (R1) - Revenue, IAS 11/CPC 17 (R1) – Construction Contracts and related interpretations.

This standard establishes that an entity shall recognize revenue to depict the transfer (or promise) of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a 5-step approach to revenue recognition: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue if and when the entity satisfies a performance obligation.

According requirements of the  pronouncement the entity recognizes revenue only when (or as) the performance obligation is satisfied, that is, when the “control” over the goods or services of a certain operation is transferred to the customer. In addition, this standard will establish further details in the disclosures related to contracts with customers.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Beginning  January 1, 2018, the Group’s management assessed the effects on its consolidated financial statements, comprising the new model of five steps mentioned above, and the compensation for non-compliance with technical indicators is considered as a variable consideration under step (iii) above, and it is now recognized as operating revenue, in line item Other Income, whereas until December 31, 2017 it was recognized in Other Operating Expenses. The amount recognized in 2018 was R$ 57,630 (note 25).

The distribution companies have infrastructure concession assets during the construction period, previously recorded as “intangible assets”. These assets are now recorded as “contract asset in progress” according to IFRS 15 / CPC 47 requirements. This change had no material impacts on consolidated financial statements (see note 3.5 – Intangible assets and Contract asset in progress).

In addition, the transmission subsidiaries had assets previously classified as financial assets, “loans and receivables”, according to the requirements of IAS 39 / CPC 38, comprising two components: the right to receive the “Permitted Annual Revenue– RAP” to be received over the concession period and the indemnity at the end of the concession. These two components are now classified as contract asset, according to the requirements of IFRS 15/ CPC 47 . This change did not have material impacts on the Group’s consolidated financial statements. (see note 3.2 – transmission subsidiaries)

c)     IFRIC 22 / ICPC 21 – Foreign currency transactions and advance consideration

Issued on December 8, 2016, IFRIC 22 addresses the exchange rate to be used in transactions that involve the consideration paid or received in advance in foreign currency transactions, IFRIC will be effective for annual periods beginning on or after January 1, 2018.

The Group’s foreign currency transactions are currently restricted to debt instruments with international financial institutions, measured at fair value, and to the purchase of electricity from Itaipu.

As assets and liabilities measured at fair value are outside the scope of this interpretation and there are no advance payments on operations with Itaipu, Groups’ Management believes that IFRIC 22 will not have material impacts on its consolidated financial statements.

3.18 New standards and interpretations not yet effective and not adopted in advance

A number of new standards and amendments to standards and IFRS interpretations were issued by the IASB and are not yet effective for the year ended December 31, 2018. The Group has not adopted these changes in these financial statements:

a)     IFRS 16 / CPC 06 (R2) - Leases

The Group evaluated the potential effect of the adoption of CPC 06 (R2) / IFRS 16 and expects an immaterial impact in the consolidated financial statements.

Issued on January 13, 2016, establishes, in the lessee’s view, a new form for accounting for leases currently classified as operating leases, which are now recognized similarly to leases classified as finance leases. As regards the lessors, it virtually retains the requirements of IAS 17 / CPC 06 (R1), including only some additional disclosure aspects.

IFRS 16 introduces a single, on‑balance sheet lease accounting model for lessees. A lessee recognizes a right‑of‑use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short‑term leases and leases of low‑value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including CPC 06 / IAS 17 Leases, ICPC 03 / IFRIC 4 Determining whether an Arrangement contains a Lease, SIC‑15 and SIC‑27 Complementary Aspects of Lease Transactions.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

IFRS 16 / CPC 06 (R2) will be effective for annual reporting periods beginning on or after January 1, 2019. The Group has assessed the pronouncement and believes its adoption will not have material impacts on these financial statements.

b)    IFRIC 23 / ICPC 22 – Uncertainty over Tax Treatments

Issued in May 2017 in order to clarify the accounting for tax positions that may not be accepted by the tax authorities in regard to IRPJ and CSLL matters. In general lines, the main point of analysis of the interpretation refers to the probability of acceptance by the tax authorities of the tax treatment chosen by the Group.

IFRS 23 / ICPC 22 will be effective for annual reporting periods beginning on or after January 1, 2019. The Group has preliminarily assessed the interpretation and does not expect material impacts on the adoption of this interpretation.

c)     Annual Improvements to IFRSs 2015 – 2017 Cycle

Annually IASB discusses and decides on the proposed improvements to IFRS, as they arise during the year. On December 12, 2017, measures related to the 2015-2017 cycle were published, beginning on January 1, 2019.

IFRS 3 Business Combinations and IFRS 11 Joint Ventures – clarify that when an entity obtains the control of a business that is a joint operation, it remeasures the previously held equity interests in that business. Regarding IFRS 11, it clarifies that when an entity obtains the joint control of a business that is a joint operation, the entity does not transfer the previously held equity interests in that business.

IAS 12 Income Taxes – clarifies the requirements regarding the effects of the recognition of  the income tax on dividends related to transactions or events that generated profits to be distributed.

 IAS 23 Borrowing Costs – clarifies that if any borrowing remains outstanding after the related asset is available for use or sale, such borrowing becomes part of the amounts that an entity borrows generally when calculating the capitalization rate on borrowings in general.

Based on a preliminary assessment, Management believes that the application of these amendments will not have a material impact on the disclosures and amounts recognized in its consolidated financial statements.

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Group measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future cash flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33) and also includes the debtor's credit risk rate.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value through profit or loss. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Bank balances	2,824	508	422,968	365,031
Short-term financial investments	76,540	6,073	1,468,489	2,884,611
Overnight investment (a)	-	42	66	178,444
Bank certificates of deposit (b)	9,220	-	462,551	785,074
Repurchase agreements secured on debentures (b)	67,320	-	177,050	3,268
Investment funds (c)	-	6,032	828,822	1,917,825
Total	79,364	6,581	1,891,457	3,249,642

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 100,3% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 79% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at December 31, 2018 and 2017:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	December 31, 2018	December 31, 2017
Current
Consumer classes
Residential	803,215	584,688	71,283	1,459,186	1,113,604
Industrial	327,266	84,260	68,658	480,184	483,630
Commercial	334,052	101,357	31,075	466,483	382,470
Rural	90,955	23,606	8,831	123,392	98,663
Public administration	77,064	19,651	2,336	99,051	88,910
Public lighting	59,769	9,906	8,192	77,868	67,533
Public utilities	102,258	14,531	5,051	121,840	100,843
Billed	1,794,579	837,999	195,426	2,828,004	2,335,653
Unbilled	1,158,106	-	-	1,158,106	1,008,486
Financing of consumers' debts	169,265	28,913	26,725	224,903	206,937
CCEE transactions	170,793	2,955	1,428	175,176	413,067
Concessionaires and licensees	421,571	-	6,790	428,361	539,322
Others	34,001	-	-	34,002	36,011
	3,748,315	869,867	230,369	4,848,552	4,539,476
Allowance for doubtful accounts				(300,601)	(238,193)
Total				4,547,951	4,301,283

Noncurrent
Financing of consumers' debts	196,635	-	-	196,635	217,944
Free energy	6,360	-	-	6,360	5,976
CCEE transactions	231,551	318,249	-	549,800	41,301
	434,546	318,249	-	752,795	265,221
Allowance for doubtful accounts				-	(28,683)
Total				752,795	236,539

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these receivables is guaranteed by the debtors, by pledging the bank accounts through which their ICMS (VAT) revenue is received.

Electric Energy Commercialization Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the spot market. The noncurrent amounts mainly comprise: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary decisions) in the accounting processes for the period from September 2000 to December 2002; (ii) provisional accounting entries established by the CCEE; and (iii) opening balances due to the CCEE temporary situation in function of injuctions from generating companies due to the hydrological scenario and its financial impacts over free market. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no allowance was recognized for these transactions.

Concessionaires and licensees - Refer basically to receivables for the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected credit loss (ECL), adopting the simplified method of recognizing, based on the history and future probability of default.

Movements in the allowance for doubtful accounts are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
At December 31, 2016	(261,525)	(27,992)	(289,517)
Allowance - reversal (recognition)	(263,668)	(1,439)	(265,107)
Recovery of revenue	110,008	-	110,008
Write-off of accrued receivables	148,309	52	148,361
At December 31, 2017	(266,876)	(29,379)	(296,255)
Allowance - reversal (recognition)	(277,802)	1,419	(276,383)
Recovery of revenue	107,122	-	107,122
Effects on first adoption of IFRS 9 / CPC 48	(72,687)	(738)	(73,426)
Write-off of accrued receivables	209,641	-	209,641
At December 31, 2018	(300,601)	(28,698)	(329,299)

Current	(300,601)	(28,698)	(329,299)
Noncurrent	-	-	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(7) TAXES RECOVERABLE

	Parent company		Consolidated
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Current
Prepayments of social contribution – CSLL	-	227	12,373	7,257
Prepayments of income tax - IRPJ	49	1,725	36,972	21,887
Income tax and social contribution to be offset	9,392	15,099	74,395	59,658
Income tax and social contribution to be offset	9,441	17,051	123,739	88,802

Withholding income tax - IRRF on interest on capital	7,909	43,467	8,163	43,841
Withholding income tax - IRRF	346	2,893	92,210	103,277
State VAT - ICMS to be offset	-	-	125,669	104,843
Social Integration Program - PIS	65	56	9,970	8,447
Contribution for Social Security Funding - COFINS	326	283	46,741	37,699
Others	-	-	4,764	8,137
Others taxes to be offset	8,646	46,699	287,517	306,244

Total current	18,087	63,751	411,256	395,045

Noncurrent
Social contribution to be offset - CSLL	-	-	62,458	58,856
Income tax to be offset - IRPJ	-	-	5,508	2,608
Income tax and social contribution to be offset	-	-	67,966	61,464

State VAT - ICMS to be offset	-	-	174,596	159,624
Social Integration Program - PIS	-	-	1,060	1,024
Contribution for Social Security Funding - COFINS	-	-	4,885	4,719
Others	-	-	5,185	6,613
Others taxes to be offset	-	-	185,725	171,980

Total noncurrent	-	-	253,691	233,444

Withholding income tax - IRRF – Relates mainly to IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, it refers basically to the final unappealable favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the authorization for utilization of credit from the Federal Revenue in order to carry out its subsequent offset.

State VAT - ICMS to be offset – In noncurrent, it refers mainly to the credit recorded on purchase of assets that results in the recognition of property, plant and equipment, intangible assets and financial assets.

(8) SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the year are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Consolidated
	At of December 31, 2017			Operating revenue (note 25)		Finance income or expense (note 28)	Receipt	At of December 31, 2018
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 25.4)	Deferred	Approved	Total
Parcel "A"	924,943	(235,916)	689,026	1,416,031	656	90,658	(297,340)	1,306,751	592,281	1,899,031
CVA (*)
CDE (**)	(235,901)	(263,520)	(499,422)	352,202	358,731	(10,630)	-	208,156	(7,275)	200,881
Electric energy cost	1,625,759	(18,280)	1,607,479	416,476	(599,527)	93,538	(297,340)	586,027	634,599	1,220,626
ESS and EER (***)	(974,091)	(167,048)	(1,141,139)	(686,829)	878,350	(63,412)	-	(562,800)	(450,230)	(1,013,030)
Proinfa	(610)	(17,961)	(18,572)	8,456	13,411	80	-	246	3,129	3,375
Basic network charges	(20,163)	23,387	3,224	69,335	(16,318)	3,540	-	36,256	23,526	59,782
Pass-through from Itaipu	959,518	125,860	1,085,378	1,222,806	(781,341)	79,596	-	1,141,254	465,184	1,606,438
Transmission from Itaipu	7,802	7,806	15,608	38,876	(11,909)	1,648	-	31,784	12,439	44,222
Neutrality of sector charges	32,566	112,084	144,651	(81,435)	(110,305)	(2,044)	-	(40,763)	(8,370)	(49,133)
Overcontracting	(469,937)	(38,244)	(508,181)	76,143	269,565	(11,657)	-	(93,409)	(80,721)	(174,130)
Other financial components	(193,496)	21,812	(171,685)	(327,883)	119,112	(10,419)	-	(275,550)	(115,325)	(390,875)

Total	731,447	(214,104)	517,341	1,088,148	119,768	80,240	(297,340)	1,031,201	476,956	1,508,156

Current assets			210,834							1,330,981
Noncurrent assets			355,003							223,880
Current liabilities			(40,111)							-
Noncurrent liabilities			(8,385)							(46,703)

(*)         Deferred tariff costs and gains variations from Parcel “A” items

(**)       Energy Development Account – CDE

(***)      System Service Charge (ESS) and Reserve Energy Charge (EER)

a) CVA

Refers to the variations of the Parcel A account, in accordance with note 3.14. These amounts are adjusted based on the SELIC rate and are compensated in the subsequent tariff processes.

b) Neutrality of sector charges

This refers to the neutrality of the sector charges contained in the electric energy tariffs, calculating the monthly differences between the amounts billed relating to such charges and the respective amounts considered at the time the distributors’ tariff was set.

c) Overcontracting

Electric energy distribution concessionaires are required to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. It is also assured to the distribution concessionaires that costs or revenues derived from energy surplus will be passed through the tariffs, limited to 5% of the energy load requirement. These amounts are adjusted based on SELIC rate and are compensated in the subsequent tariff processes.

d) Other financial components

Refers mainly to: (i) excess demand and excess reactive power that, will be amortized upon the approval of the 5th periodic tariff review cycle; (ii) refund of the research and development - “R&D” related to the amount overpaid to the National Treasury in the period from 2010 to 2012 for the 0.30% surcharge on Net Operating Revenue - ROL (iii) recalculations of the tariff processes and (iv) Tariff effect arising from the bilateral agreement between the parties signatories of the Power Trading Chamber in the Regulated Environment – CCEAR.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Social contribution credit/(debit)
Tax losses carryforwards	29,750	38,216	137,577	103,903
Tax benefit of merged intangible	-	-	97,288	105,065
Temporarily nondeductible/taxable differences	(355)	(408)	(292,257)	(305,677)
Subtotal	29,395	37,808	(57,392)	(96,708)

Income tax credit / (debit)
Tax losses carryforwards	84,113	109,103	382,359	303,543
Tax benefit of merged intangible	-	-	315,189	342,262
Temporarily nondeductible/taxable differences	(986)	(1,132)	(809,917)	(844,948)
Subtotal	83,127	107,971	(112,369)	(199,141)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(10,086)	(10,543)

Total	112,522	145,779	(179,847)	(306,392)

Total tax credit	112,522	145,779	956,380	943,199
Total tax debit	-	-	(1,136,227)	(1,249,591)

9.2    Tax benefit of merged intangible asset

Refers to the tax benefit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated financial statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	December 31, 2018		December 31, 2017
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	41,246	114,572	45,872	127,421
CPFL Piratininga	10,180	34,938	11,215	38,491
RGE	-	-	21,513	88,843
RGE Sul (RGE)	45,863	153,618	26,466	73,515
CPFL Geração	-	12,061	-	13,992
Total	97,288	315,189	105,065	342,262

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

9.3    Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	December 31, 2018			December 31, 2017
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	57,635	160,096	-	53,687	149,130	-
Private pension fund	2,913	8,093	-	2,331	6,476	-
Allowance for doubtful accounts	30,316	84,211	-	27,354	75,985	-
Free energy supply	9,166	25,462	-	8,382	23,284	-
Research and development and energy efficiency programs	27,506	76,405	-	21,851	60,697	-
Personnel-related provisions	5,208	14,467	-	4,111	11,420	-
Depreciation rate difference	4,764	13,235	-	5,535	15,374	-
Derivatives	(58,698)	(163,051)	-	(48,848)	(135,690)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(6,399)	(17,775)	-	(7,291)	(20,253)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(148,561)	(410,608)	(7,823)	(117,527)	(324,387)	(7,881)
Actuarial losses (IFRS/CPC)	26,001	72,223	-	25,716	71,432	-
Financial instruments (IFRS/CPC)	(5,111)	(14,194)	-	(5,291)	(14,694)	-
Others	(18,834)	(52,471)	(2,263)	(15,803)	(41,815)	(2,662)
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(48,806)	(135,572)	-	(51,961)	(144,336)	-
Actuarial losses (IFRS/CPC)	58,071	161,307	-	36,607	101,687	-
Temporarily nondeductible differences - business combination - CPFL Renováveis
Deferred taxes - asset:
Provision for tax, civil and labor risks	11,620	32,277	-	13,188	36,635	-
Fair value of property, plant and equipment (negative value added of assets)	19,817	55,047	-	21,294	59,150	-
Deferred taxes - liability:
Value added derived from determination of demed cost	(24,690)	(68,584)	-	(26,201)	(72,779)	-
Intangible asset - exploration right/authorization	(227,199)	(631,106)	-	(246,669)	(685,190)	-
Other temporary differences	(6,976)	(19,379)	-	(6,145)	(17,071)	-
Total	(292,257)	(809,917)	(10,086)	(305,677)	(844,947)	(10,543)

9.4    Expected period of recovery

The expected period of recovery of the deferred tax assets recorded in noncurrent assets derived from temporarily nondeductible / taxable differences and tax benefit of merged intangible assets is based on the average period of realization of each item included in deferred assets, and tax loss carryforwards are based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. They are comprised as follows:

Consolidated
Expectations of Recovery
2019	187,256
2020	245,183
2021	228,756
2022	181,577
2023	222,874
2024 to 2026	528,714
2027 to 2029	256,211
2030 to 2032	37,636
2033 to 2035	18,234
2036 to 2038	4,068
Total	1,910,508

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

9.5    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for 2018 and 2017:

	Parent company
	2018		2017
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	2,179,615	2,179,615	1,250,525	1,250,525
Reconciliation to reflect effective rate:
Equity in subsidiaries	(2,250,835)	(2,250,835)	(1,349,766)	(1,349,766)
Amortization of intangible asset acquired	(13,528)	-	(13,528)	-
Interest on capital income	424,892	424,892	289,783	289,783
Other permanent additions (exclusions), net	14,840	22,449	11,319	24,757
Tax base	354,984	376,121	188,333	215,299
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(31,949)	(94,030)	(16,950)	(53,825)
Recorded (unrecognizad) tax credit,net	1,134	3,270	-	-
Total	(30,814)	(90,760)	(16,950)	(53,825)

Current	(22,401)	(65,916)	(10,792)	(34,689)
Deferred	(8,414)	(24,844)	(6,158)	(19,136)

	Consolidated
	2018		2017
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	2,939,977	2,939,977	1,846,670	1,846,670
Reconciliation to reflect effective rate:
Equity in subsidiaries	(334,198)	(334,198)	(312,390)	(312,390)
Amortization of intangible asset acquired	48,649	62,756	48,649	62,756
Effect of presumed profit system	(242,700)	(289,923)	(198,554)	(237,739)
Adjustment of revenue from excess demand and excess reactive power	153,302	153,302	134,778	134,778
Interest on capital income	-	(52,336)	-	(71,340)
Other permanent additions (exclusions), net	101,581	87,162	74,015	82,631
Tax base	2,666,611	2,566,740	1,593,168	1,505,366
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(239,995)	(641,685)	(143,385)	(376,341)
Recorded (unrecognizad) tax credit,net	26,323	81,375	(25,342)	(58,559)
Total	(213,673)	(560,310)	(168,728)	(434,901)

Current	(227,464)	(578,381)	(153,543)	(387,076)
Deferred	13,792	18,071	(15,185)	(47,825)

Amortization of intangible asset acquired – Refers to the permanent nondeductible portion of amortization of intangible assets derived from the acquisition of investees. In the parent company, these amounts are classified in the line item of equity in subsidiaries, in conformity with ICPC 09 (R2) (Note 14).

Recognized (unrecognized) tax credit, net - the recognized tax credit refers to the amount of tax credit on tax loss carryforwards recorded as a result of review of projections of future profits. The unrecognized tax credit refers to losses generated for which currently is not probable that sufficient future taxable profits will be generated to absorb them.

The deferred income tax and social contribution revenue recorded in the statement of profit or loss in the amount of R$ 31,863 refers to (i) income tax and social contribution losses (income of R$ 112,491); (ii) tax benefit of the merged goodwill (expense of R$ 34,850) and (iii) temporary differences (expense of R$ 45,778).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

9.6    Deferred income tax and social contribution recognized directly in equity

The deferred income tax and social contribution recognized directly in equity (other comprehensive income) in 2018 and 2017 were as follows:

	Consolidated
	2018		2017
	Social Contribution	Income tax	Social Contribution	Income tax
Actuarial losses (gains)	313,243	313,243	(166,857)	(166,857)
Limits on the asset ceiling	6,617	6,617	21,399	21,399
Basis of calculation	319,860	319,860	(145,458)	(145,458)
Statutory rate	9%	25%	9%	25%
Calculated taxes	(28,787)	(79,965)	13,092	36,365
Limitation on recognition (reversal) of tax credits	7,325	20,347	-	-
Taxes recognized in other comprehensive income	(21,462)	(59,618)	13,092	36,365

9.7    Unrecognized tax credits

As of December 31, 2018, the parent company has tax credits on tax loss carryforwards that were not recognized amounting to R$ 82,573 since at present there is no reasonable assurance of the generation of future taxable profits. This amount can be recognized in the future, according to the annual reviews of taxable profit projections.

Some subsidiaries have also income tax and social contribution credits on tax loss carryforwards that were not recognized because currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them. At December 31, 2018, the main subsidiaries that have such income tax and social contribution credits are CPFL Renováveis (R$ 794,240),RGE Sul (R$ 127,449), Sul Geradora (R$ 72,673), CPFL Telecom (R$ 32,983), and CPFL Jaguari Geração (R$ 2,473). These tax losses can be carried forward indefinitely.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(10) CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
At December 31, 2016	5,193,511	180,333	5,373,844
Current	-	10,700	10,700
Noncurrent	5,193,511	169,633	5,363,144

Additions	972,254	46,261	1,018,515
Adjustment of expected cash flow	212,294	-	212,294
Adjustment - financial asset measured at amortized cost	-	27,807	27,807
Cash inputs - RAP	-	(15,677)	(15,677)
Disposals	(35,039)	-	(35,039)
Business combination	(12,338)	-	(12,338)

At December 31, 2017	6,330,681	238,723	6,569,404
Current	-	23,736	23,736
Noncurrent	6,330,681	214,987	6,545,668

Additions	783,713	-	783,713
Adjustment of expected cash flow	362,073	-	362,073
Disposals	(46,318)	-	(46,318)
Adption of IFRS 15 / CPC 47 (note 3)	-	(238,723)	(238,723)

At December 31, 2018	7,430,149	-	7,430,149
Noncurrent	7,430,149	-	7,430,149

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors to receive cash by compensation upon the return of the assets to the granting authority at the end of the concession, measured at fair value.

According to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance at fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the year (R$362,073 as of December 31, 2018 and R$212,294 as of December 31, 2017).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(11) OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Advances - Fundação CESP	3,929	7,851	6,797	6,797
Advances to suppliers	4,031	31,981	-	-
Pledges, funds and restricted deposits	77,442	159,291	524,461	621,489
Orders in progress	142,708	158,707	6,844	5,062
Services rendered to third parties	9,281	8,530	-	-
Energy pre-purchase agreements	-	-	25,390	26,260
Prepaid expenses	172,155	80,600	6,367	20,043
GSF renegotiation	13,701	19,629	5,782	17,359
Receivables - CDE	183,710	242,906	-	-
Advances to employees	22,287	19,658	-	-
Contract asset of transmission	23,535	-	226,117	-
Others	186,923	200,724	125,681	143,183
(-) Allowance for doubtful debts (note 6)	(28,698)	(29,379)	-	-
Total	811,005	900,498	927,440	840,192

Pledges, funds and restricted deposits: refer to guarantees offered for transactions conducted in the CCEE and investments required by the subsidiaries’ loans agreements.

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency (“PEE”) and Research and Development programs (“P&D”). Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 22).

Energy pre-purchase agreements: refer to prepayments made by subsidiaries, which will be settled with energy to be supplied in the future.

GSF Renegotiation: refers to the GSF premium paid in advance by the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, related to the transfer of the hydrological risks to the Centralizing Account for Tariff Flag Resources (“CCRBT”), amortized as other operating expenses on a straight-line basis.

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 12,536 (R$ 15,930 at December 31, 2017), (ii) other tariff discounts granted to consumers amounting to R$ 170,858  (R$ 224,936 at December 31, 2017), and (iii) tariff discounts – court injunctions amounting to R$ 317 (R$ 2,039 at December 31, 2017)

At 2018, the subsidiaries offset the receivables relating to the CDE account with the payables relating to the Energy Development Account (CDE) (note 22) amounting to R$ 2,875 authorized by Order No. 1,576/2016.

Contract asset of transmission companies: refers to the construction services in progress that will create a right to receive the “Permitted Annual Revenue – RAP” over the concession period as well as an indemnity at the end of the concession of the transmission subsidiaries. (see note 3.2 – transmission subsidiaries)

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(12) INVESTMENTS

	Parent company		Consolidated
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Permanent equity interests - equity method
By equity method of the subsidiary	9,088,049	7,804,431	970,302	990,910
Advances for future capital increases	82,395	33,340	-	-
Subtotal	9,170,444	7,837,771	970,302	990,910
Fair value of assets, net	639,640	713,848	10,060	10,640
Goodwill	6,054	6,054	-	-
Total	9,816,139	8,557,673	980,362	1,001,550

At December 31, 2018, the advance for future capital increase refers to advances mainly to the subsidiaries CPFL Eficiência (R$ 42,200) and CPFL Serviços (R$ 39,900). At December 31, 2017, the advance for future capital increase refers to advances mainly to the subsidiary CPFL Telecom (R$ 33,340).

12.1Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

		December 31, 2018				December 31, 2018	December 31, 2017	2018	2017
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the year	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	9,353,492	1,273,423	1,910,866	649,516	1,910,866	1,370,403	649,516	280,354
CPFL Piratininga	53,096,770	3,910,404	240,144	516,235	182,654	516,235	461,059	182,654	152,080
CPFL Santa Cruz	-	-	-	-	-	-	-	-	23,447
CPFL Leste Paulista	-	-	-	-	-	-	-	-	9,589
CPFL Sul Paulista	-	-	-	-	-	-	-	-	10,545
CPFL Jaguari	359,058	1,203,345	170,413	392,040	81,191	392,040	340,463	81,191	11,720
CPFL Mococa	-	-	-	-	-	-	-	-	6,999
RGE	-	-	-	-	232,731	-	1,680,334	232,731	117,700
RGE Sul	1,125	9,673,681	2,788,106	3,692,338	300,379	3,286,587	1,228,317	255,854	57,305
CPFL Geração	205,492,020	5,866,850	1,043,922	2,625,465	766,451	2,625,465	2,354,115	766,451	594,026
CPFL Jaguari Geração (*)	40,108	62,176	40,108	58,656	13,592	58,656	50,970	13,592	15,709
CPFL Brasil	3,000	1,357,522	3,000	72,680	91,502	72,680	96,093	91,502	94,455
CPFL Planalto (*)	630	2,810	630	2,444	3,567	2,444	3,293	3,567	3,550
CPFL Serviços	1,564,844	238,414	105,105	120,929	(24,076)	120,929	105,105	(24,076)	(12,863)
CPFL Atende (*)	13,991	28,016	13,991	19,363	9,527	19,363	19,338	9,527	7,128
Nect (*)	2,059	28,796	2,059	16,558	19,087	16,558	15,515	19,087	17,392
CPFL Total (*)	9,005	23,173	9,005	19,953	21,690	19,953	20,624	21,690	20,865
CPFL Jaguariuna (*)	-	-	-	-	-	-	-	-	(8,360)
CPFL Telecom	119,780	6,860	1,833	5,465	4,442	5,465	2,018	4,442	(14,021)
CPFL Centrais Geradoras	16,128	18,689	16,128	15,998	618	15,998	16,177	618	735
CPFL Participações	48,164	132,152	48,164	-	(11,908)	85,744	55,252	(11,908)	(2,582)
AUTHI (*)	10	30,772	10	21,463	28,604	21,463	18,694	28,604	24,912
Subtotal - by subsidiary's equity						9,170,444	7,837,770	2,325,042	1,410,685
Amortization of fair value adjustment of assets						-	-	(74,207)	(60,918)
Total						9,170,444	7,837,770	2,250,835	1,349,766

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 74,207 (R$ 60,918 at December 2017) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for years of 2018 and 2017 are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Investment	Investment at December 31, 2017	Capital increase	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Effects on first adoption of IFRS 9 / CPC 48	Dividend and Interest on capital	Advances for future capital increases / Others	Corporate restructuring (Note 12.5)	Investment at December 31, 2018
CPFL Paulista	1,370,403	350,000	649,516	(168,019)	(18,453)	(272,581)	-	-	1,910,866
CPFL Piratininga	461,059	-	182,654	(43,507)	(11,996)	(71,975)	-	-	516,235
CPFL Santa Cruz	340,463	-	81,191	1,376	(1,556)	(29,433)	-	-	392,040
RGE	1,680,334	-	232,731	(2,135)	(7,148)	-	-	(1,903,782)	-
RGE Sul (RGE)	1,228,317	-	255,854	562	(7,121)	(98,763)	9	1,907,728	3,286,587
CPFL Geração	2,354,115	-	766,451	(6,220)	-	(490,124)	1,243	-	2,625,465
CPFL Jaguari Geração	50,970	-	13,592	-	-	(5,906)	-	-	58,656
CPFL Brasil	96,093	-	91,502	(2,873)	(2,187)	(93,717)	-	(16,138)	72,680
CPFL Planalto	3,293	-	3,567	-	-	(4,417)	-	-	2,444
CPFL Serviços	105,105	-	(24,076)	-	-	-	39,900	-	120,929
CPFL Atende	19,338	-	9,527	-	-	(9,501)	-	-	19,363
Nect	15,515	-	19,087	-	-	(18,044)	-	-	16,558
CPFL Total	20,624	-	21,690	-	-	(22,361)	-	-	19,953
CPFL Telecom	2,018	33,360	4,442	-	-	(1,111)	(33,245)	-	5,465
CPFL Centrais Geradoras	16,177	-	618	-	-	(798)	-	-	15,998
CPFL Eficiência	55,252	-	(11,908)	-	-	-	42,400	-	85,744
AUTHI	18,694	-	28,604	-	-	(25,835)	-	-	21,463
	7,837,770	383,360	2,325,042	(220,816)	(48,461)	(1,144,566)	50,307	(12,192)	9,170,444

Investment	Investment at of December 31, 2016	Capital increase /payment of capital	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Dividend and Interest on capital	Advances for future capital increases	Corporate restructuring (Note 12.6)	Investment at of December 31, 2017
CPFL Paulista	1,063,400	-	280,354	95,461	(68,812)	-	-	1,370,403
CPFL Piratininga	355,755	-	152,080	(1,198)	(45,578)	-	-	461,059
Companhia Luz e Força Santa Cruz	140,520	-	23,447	-	(15,357)	-	(148,610)	-
CPFL Leste Paulista	52,853	-	9,589	-	(7,002)	-	(55,439)	-
CPFL Sul Paulista	58,895	-	10,545	-	(8,244)	-	(61,195)	-
Companhia Jaguari de Energia (CPFL Santa Cruz)	30,255	-	11,720	-	(2,489)	-	300,978	340,463
CPFL Mococa	33,824	-	6,999	-	(5,089)	-	(35,733)	-
RGE	1,614,320	-	117,700	(1,366)	(50,319)	-	-	1,680,334
RGE Sul	-	-	57,305	435	-	-	1,170,577	1,228,317
CPFL Geração	2,158,384	-	594,026	2,536	(400,831)	-	-	2,354,115
CPFL Jaguari Geração	45,099	-	15,709	-	(9,837)	-	-	50,970
CPFL Brasil	109,054	-	94,455	135	(102,639)	-	(4,911)	96,093
CPFL Planalto	2,101	-	3,550	-	(2,358)	-	-	3,293
CPFL Serviços	97,968	76,000	(12,863)	-	-	(56,000)	-	105,105
CPFL Atende	17,150	-	7,128	-	(4,941)	-	-	19,338
Nect	10,295	-	17,392	-	(12,172)	-	-	15,515
CPFL Total	27,570	(10,000)	20,865	-	(17,811)	-	-	20,624
CPFL Jaguariuna	1,256,161	1,299,520	(8,360)	-	-	(1,299,520)	(1,247,801)	-
CPFL Telecom	(19,302)	31,000	(14,021)	-	-	4,340	-	2,018
CPFL Centrais Geradoras	15,459	-	735	-	(17)	-	-	16,177
CPFL Eficiência	61,543	-	(2,582)	-	(3,708)	-	-	55,252
Authi	16,810	(2,600)	24,912		(20,428)			18,694
	7,148,112	1,393,920	1,410,685	96,003	(777,632)	(1,351,180)	(82,135)	7,837,770

 In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	December 31, 2018	December 31, 2017	2018	2017
	Share of equity		Share of profit (loss)

Baesa	175,189	187,654	791	11,849
Enercan	175,122	176,998	101,392	85,808
Chapecoense	378,558	385,870	127,250	120,651
EPASA	241,433	240,388	105,343	94,663
Fair value adjustments of assets,net	10,060	10,640	(579)	(579)
	980,363	1,001,550	334,198	312,390

12.2Fair value adjustments and goodwill

Fair value adjustments  refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the financial statements, these amounts are classified as Intangible Assets (note 14).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

12.3Dividends and interest on capital receivable

At December 31, 2018 and 2017, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
CPFL Paulista	92,596	49,798	110,214	-	202,810	49,798
CPFL Piratininga	6,226	-	31,708	-	37,934	-
CPFL Santa Cruz	-	24,918	19,160	13,960	19,160	38,878
RGE (*)	-	50,319	-	-	-	50,319
RGE Sul	26,795	-	94,312	-	121,107	-
CPFL Geração	71,099	-	102,436	-	173,535	-
CPFL Centrais Geradoras	815	17	-	-	815	17
CPFL Jaguari Geração	3,398	-	-	-	3,398	-
CPFL Brasil	111,083	20,748	2,451	2,361	113,534	23,109
CPFL Planalto	-	888	-	-	-	888
CPFL Atende	-	1,003	876	620	876	1,623
Nect Serviços	-	4,348	-	-	-	4,348
CPFL Telecom	1,111	-	-	-	1,111	-
CPFL Eficiência	12,195	12,195	15,104	17,404	27,299	29,599
AUTHI	151	6,228	-	-	151	6,228

	325,469	170,461	376,261	34,344	701,731	204,807

(*)In 12.31.2018 this subsidiary was merged in to RGE SUL

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 100,182 at December 31, 2018 and R$ 56,145 at December 31, 2017 related basically to joint ventures.

After resolutions of the AGMs/EGMs of its subsidiaries, the Company recognized in 2018 R$ 576,247 relating to dividends and interest on capital for 2017. In addition, the subsidiaries declared in 2018 (i) R$ 29,046 relating to interim dividends on the interim results for 2018, (ii) interest on capital on the results for 2018 of R$ 361,158 and (iii) R$ 126,574 relating to minimum mandatory dividend for 2018.

From the amounts recognized as receivables, R$ 596,100 were paid to the Company by subsidiaries in 2018.

12.4Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2016	263,719	2,060,963	77,966	2,402,648
Equity Interests and voting capital	35.00%	48.40%	40.07%

Equity attributable to noncontrolling interests	37,949	13,720	11,623	63,292
Dividends	(92,832)	(16,619)	(8,769)	(118,220)
Increase (decrease) in capital	(122,806)	15	-	(122,791)
Other movements	-	-	(113)	(113)
At December 31, 2017	86,031	2,058,079	80,707	2,224,816
Equity Interests and voting capital	35.00%	48.40%	40.07%

Equity attributable to noncontrolling interests	34,731	62,470	10,754	107,955
Dividends	(44,314)	(13,511)	(10,860)	(68,685)
Other movements	-	5,656	(108)	5,548
At December 31, 2018	76,448	2,112,693	80,493	2,269,634
Equity Interests and voting capital	35.00%	48.44%	40.07%

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at December 31, 2018 and 2017, is as follows:

	December 31, 2018			December 31, 2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	80,367	1,330,819	15,499	110,566	1,623,645	48,037
Cash and cash equivalents	32,729	876,571	5,687	37,043	950,215	24,086
Noncurrent assets	799,390	10,845,036	144,863	848,445	11,232,357	120,677

Current liabilities	246,482	1,396,120	33,883	198,624	1,957,000	42,525
Borrowings and debentures	106,555	819,993	-	105,844	1,259,105	36,453
Other financial liabilities	13,406	7,670	282	12,360	7,258	264
Noncurrent liabilities	414,852	6,528,563	1,033	514,583	6,760,025	258
Borrowings and debentures	316,581	4,738,841	-	422,166	5,251,704	-
Other financial liabilities	89,965	-	-	83,766	-	-
Equity	218,423	4,251,172	125,446	245,804	4,138,977	125,931
Equity attributable to owners of the Company	218,423	4,147,795	125,446	245,804	4,032,448	125,931
Equity attributable to noncontrolling interests	-	103,377	-	-	106,529	-

	2018			2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	333,289	1,936,319	52,510	321,743	1,959,084	38,278
Operacional costs and expenses	(95,321)	(727,557)	(26,115)	(103,671)	(737,472)	(10,566)
Depreciation and amortization	(41,378)	(623,106)	(4)	(45,212)	(617,017)	(4)
Interest income	6,191	93,076	691	30,489	126,041	2,089
Interest expense	(53,629)	(517,403)	(614)	(40,202)	(648,571)	(4,050)
Income tax expense	(48,239)	37,276	(3,145)	(54,099)	(74,125)	(2,911)
Profit (loss) for the year	99,230	118,805	26,838	108,427	19,645	29,006
Attributable to owners of the Company	99,230	109,264	26,838	108,427	11,484	29,006
Attributable to noncontrolling interests	-	9,542	-	-	8,162	-

12.4.3    Joint ventures

The summarized financial information on joint ventures at December 31, 2018 and December 31, 2017, is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	December 31, 2018				December 31, 2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	208,326	68,956	345,737	327,084	182,843	124,361	329,721	319,222
Cash and cash equivalents	66,519	17,425	184,002	18,269	48,695	17,873	116,425	74,741
Noncurrent assets	1,033,320	966,664	2,604,162	502,618	1,101,291	1,030,904	2,745,989	531,527

Current liabilities	385,271	50,639	424,635	152,168	291,010	121,369	426,695	157,343
Borrowings and debentures	137,225	-	138,706	34,473	140,090	63,154	138,788	34,299
Other financial liabilities	5,869	34,832	74,156	1,346	4,085	17,113	67,897	993
Noncurrent liabilities	496,953	284,391	1,782,993	224,933	629,850	283,456	1,892,407	242,765
Borrowings and debentures	383,358	-	1,045,402	151,964	510,874	-	1,172,181	186,373
Other financial liabilities	26,936	272,079	734,630	-	25,115	265,250	716,986	-
Equity	359,422	700,590	742,271	452,601	363,273	750,440	756,608	450,641

	2018				2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	591,875	321,142	863,861	840,005	580,430	412,329	829,525	789,402
Operacional costs and expenses	(188,756)	(214,448)	(191,749)	(562,097)	(273,339)	(265,955)	(186,638)	(518,352)
Depreciation and amortization	(50,051)	(50,609)	(117,858)	(34,525)	(52,773)	(50,621)	(126,811)	(35,640)
Interest income	4,793	4,176	15,729	5,106	32,849	4,906	24,639	6,102
Interest expense	(46,042)	(53,946)	(191,818)	(17,491)	(31,135)	(27,986)	(183,237)	(26,197)
Income tax and social contribution expenses	(101,484)	(1,229)	(124,284)	(38,740)	(88,229)	(25,442)	(123,307)	(39,892)
Profit (loss) for the year	208,100	3,164	249,510	197,481	176,113	47,385	236,570	177,458
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 637.5 MW (mean 328.57 MW) until 2028.

12.5     Corporate restructurings in 2017

12.5.1    Merger of CPFL Jaguariúna

At the Extraordinary General Meetings (“EGM”) held on December 15, 2017, approval was given for the merger of CPFL Jaguariúna  into RGE Sul. Accordingly, the merged company was wound up and RGE Sul became the successor to its assets, rights and obligations.

At the time of the merger, the concepts of CVM Instructions No. 319/99 and 349/01 were applied, which resulted in the recognition of a goodwill rectifying account, generating a tax credit of R$ 99,981 (note 9). To reassess its investments, the Company and CPFL Brasil recognized, proportionally to its investments in RGE Sul, (i) a reassessed concession intangible asset of R$ 148,487 and R$ 45,594 respectively, totaling R$ 194,081, corresponding to the fair value adjustment of the intangible assets relating to the distribution infrastructure and the right to operate the concession; and (ii) a net adjustment corresponding to the surplus value and decrease in  value in the amounts of R$ 66,607 and R$ 20,452, respectively, corresponding  to the fair value of the provision for tax, civil and labor risks, decrease in value of consumers, and surplus value of indemnification asset. Both amounts are non-deductible for tax purposes for the Company and for CPFL Brasil.

12.5.2    Grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa

On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the EGM held on December 31, 2017 at the grouped companies.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

12.6     Corporate restructurings in 2018

12.6.1    Merger of  RGE and RGE Sul

On December 4, 2018, through Authorizing Resolution No. 7,499/2018 ANEEL authorized the merger of the electric energy distribution companies RGE and  RGE Sul, in accordance with Normative Resolution No. 716/2016 of May 3, 2016. Since January 1, 2019 the operations of these subsidiaries are carried out only by RGE Sul, which adopted the trade name “RGE”. This operation was approved at the Extraordinary General Meeting (“EGM”) held on December 31, 2018.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2016	176,145	1,394,162	1,153,220	6,655,391	76,217	7,562	250,302	9,712,998
Historical cost	206,330	2,060,191	1,652,934	9,066,408	106,920	21,507	250,302	13,364,592
Accumulated depreciation	(30,185)	(666,028)	(499,714)	(2,411,017)	(30,704)	(13,945)	-	(3,651,594)

Additions	-	-	-	772	2,978	-	753,137	756,887
Disposals	(22)	(132)	(140)	(32,336)	(2,248)	(635)	(8,332)	(43,845)
Transfers	2,950	400	154,737	574,944	20,434	1,484	(754,948)	-
Transfers from/to other assets - cost	(1,893)	6,393	(154,880)	98,579	(126)	(330)	11,033	(41,224)
Depreciation	(8,004)	(79,276)	(59,736)	(431,393)	(18,055)	(1,332)	-	(597,795)
Write-off of depreciation	2	124	120	9,529	1,379	387	-	11,540
Transfers from/to other assets - depreciation	(683)	(2,413)	1,930	9,690	(8)	108	-	8,624
Business combination	-	-	-	-	(4,800)	-	-	(4,800)
Impairment reversal	-	-	(474)	(14,787)	-	-	-	(15,261)

At December 31, 2017	168,494	1,319,257	1,094,777	6,870,389	75,771	7,245	251,192	9,787,125
Historical cost	207,365	2,066,850	1,652,178	9,693,512	122,540	22,026	251,192	14,015,662
Accumulated depreciation	(38,870)	(747,593)	(557,400)	(2,823,123)	(46,769)	(14,782)	-	(4,228,537)

Additions	-	-	-	-	-	-	296,165	296,165
Disposals	(8)	-	(7,908)	(16,434)	(3,517)	(31)	(8,478)	(36,376)
Transfers	20,181	151,754	41,464	101,468	12,250	793	(327,908)	-
Transfers from/to other assets - cost	(2,755)	-	(100,720)	106,775	-	6	(6,584)	(3,279)
Depreciation	(8,082)	(79,237)	(61,540)	(432,524)	(19,402)	(546)	-	(601,329)
Write-off of depreciation	2	-	-	8,180	2,032	44	-	10,259
Transfers from/to other assets - depreciation	(994)	-	20,714	(22,706)	(2)	-	-	(2,987)
Others	-	-	15	645	-	-	6,373	7,033

At December 31, 2018	176,839	1,391,775	986,800	6,615,793	67,135	7,512	210,760	9,456,614
Historical cost	224,783	2,218,604	1,585,723	9,905,396	131,549	23,039	210,760	14,299,854
Accumulated depreciation	(47,944)	(826,829)	(598,923)	(3,289,603)	(64,415)	(15,527)	-	(4,843,240)

Average depreciation rate 2018	3.86%	3.65%	3.96%	4.45%	13.89%	3.70%
Average depreciation rate 2017	3.86%	3.93%	3.69%	4.53%	13.09%	8.31%

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The balance of construction in progress, in the consolidated balances, refers mainly to works in progress of operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 139,614 at December 31, 2018 (R$ 197,305 at December 31, 2017).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated balances, for the year of 2018 R$ 10,591 were capitalized at the rate of 8.74% p.a. (R$ 29,817 , at the rate of 8.80% p.a., at 2017)  (note 28).

In the consolidated balances, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 27).

At December 31, 2018, the total amount of property, plant and equipment pledged as collateral for borrowings, as mentioned in note 16, is approximately R$ 4,237,048, mainly relating to the subsidiary CPFL Renováveis (R$ 4,183,534).

13.1 Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

In 2017, due to the changes in the Brazilian political, economic and energy scenario, the subsidiary CPFL Renováveis recognized a loss of R$ 15,261 relating to property, plant and equipment of the Bio Baia Formosa and Solar Tanquinho projects. This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 27). For 2018, based on the mentioned assessment of any indicators, it was not necessary to set up a provision for impairment. The provision for impairment were based on the assessment of the cash-generating units comprising fixed assets of those subsidiaries which, separately, are not featured as an operating segment (note 29). Additionally, during 2018 and 2017 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

Fair value was measured by using the cost approach, a valuation technique that reflects the amount that would be required at present to replace the service capacity of an asset (normally referred to as the cost of substitution or replacement). A provision for impairment of assets, when applicable, is recognized owing to the unfavorable scenario for the business of these subsidiaries and is calculated based on their fair values, net of selling expenses.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(14) INTANGIBLE ASSETS AND CONTRACT ASSET IN PROGRESS

14.1.  Intangible Assets

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At December 31, 2016	6,115	4,466,516	5,550,502	666,008	27,324	59,147	10,775,613
Historical cost	6,152	7,602,941	11,987,109	666,008	35,840	183,138	20,481,188
Accumulated amortization	(37)	(3,136,425)	(6,436,607)	-	(8,516)	(123,990)	(9,705,576)

Additions	-	-	-	1,898,434	-	9,344	1,907,778
Amortization	-	(286,215)	(639,292)	-	(1,419)	(9,390)	(936,318)
Transfer - intangible assets	-	-	814,643	(814,643)	-	-	-
Transfer - financial asset	-	-	131	(972,385)	-	-	(972,254)
Disposal and transfer - other assets	-	(16,244)	(91,214)	48,061	-	1,723	(57,674)
Corporate restructuring (Note 12.6.1)	-	(26,766)	(73,215)	-	-	-	(99,981)
Impairment	-	(5,129)	-	-	-	(47)	(5,176)
Business combination	-	(15,057)	(7,108)	-	-	-	(22,165)

At December 31, 2017	6,115	4,117,105	5,554,447	825,476	25,904	60,777	10,589,824
Historical cost	6,152	7,558,645	11,442,528	825,476	35,840	174,407	20,043,048
Accumulated amortization	(37)	(3,441,540)	(5,888,080)	-	(9,936)	(113,630)	(9,453,223)

Additions	-	-	-	-	-	18,670	18,670
Amortization	-	(286,858)	(703,511)	-	(1,419)	(8,989)	(1,000,777)
Transfer - contract assets - in progress	-	-	723,813	-	-	-	723,813
Transfer - financial asset	-	-	52,803	-	-	-	52,803
Disposal and transfer - other assets	-	(63,187)	(43,419)	-	-	5,504	(101,102)
Adoption of IFRS 15 / CPC 47 (Note 3)	-	-	-	(825,476)	-	-	(825,476)
Others	-	5,130	-	-	-	47	5,177

At December 31, 2018	6,115	3,772,188	5,584,136	-	24,485	76,009	9,462,935
Historical cost	6,152	7,495,458	11,909,149	-	35,840	217,542	19,664,141
Accumulated amortization	(37)	(3,723,270)	(6,325,012)	-	(11,355)	(141,532)	(10,201,206)

In the consolidated financial statements the amortization of intangible assets is recognized as follows: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 27).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries for construction financing is capitalized during the construction stage for qualifying assets. In the consolidated, for of the year of 2018, R$ 18,015 were capitalized at a rate of 7.99% p.a.. In 2017, R$ 20,726 were capitalized, at a rate of 8.17% p.a..

14.1.1    Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Consolidated
	December 31, 2018			December 31, 2017	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2018	2017
Intangible asset - acquired in business combinations
Intangible asset acquired, not subsumed
CPFL Paulista	304,861	(216,988)	87,873	97,858	3.28%	3.28%
CPFL Piratininga	39,065	(26,335)	12,730	14,025	3.32%	3.31%
RGE	-	-	-	1,752	-	4.70%
RGE Sul (RGE)	3,768	(2,193)	1,575	-	4.70%	-
CPFL Geração	54,555	(37,333)	17,221	19,067	3.38%	3.38%
CPFL Jaguari Geração	7,896	(4,121)	3,775	4,044	3.41%	3.41%
CPFL Renováveis	3,653,906	(1,051,284)	2,602,622	2,818,331	5.90%	4.16%
Subtotal	4,064,052	(1,338,255)	2,725,797	2,955,077

Intangible asset acquired and subsumed
RGE	-	-	-	234,297	-	2.11%
RGE Sul (RGE)	1,433,007	(971,212)	461,795	279,553	3.63%	9.09%
CPFL Geração	426,450	(333,430)	93,020	102,987	2.34%	2.34%
Subtotal	1,859,457	(1,304,642)	554,816	616,837

Intangible asset acquired and merged – reassembled
CPFL Paulista	1,074,026	(786,870)	287,156	319,360	3.00%	3.00%
CPFL Piratininga	115,762	(78,039)	37,723	41,560	3.31%	3.31%
RGE	-	-	-	125,785	-	4.09%
CPFL Jaguari Geração	15,275	(8,837)	6,438	6,898	3.01%	3.01%
RGE Sul (RGE)	366,887	(206,630)	160,256	51,588	4.67%	9.09%
Subtotal	1,571,949	(1,080,375)	491,574	545,191

Total	7,495,458	(3,723,270)	3,772,187	4,117,105

The intangible asset acquired in business combinations is related to the right to operate the concessions and comprises:

- Intangible asset acquired, not subsumed

  Refers basically to the intangible asset from acquisition of the shares held by noncontrolling interests prior to adoption of CPC 15 and IFRS 3.

- Intangible asset acquired and subsumed

Refers to the intangible asset from the acquisition of subsidiaries that were incorporated into the respective equity, without application of CVM legal instructions No. 319/1999 and No. 349/2001, that is, without segregation of the related tax benefit installment amount.

- Intangible asset acquired and merged – reassembled

In order to comply with ANEEL requirements and avoid the amortization of the intangible asset resulting from the merger of parent company causing a negative impact on dividend paid to noncontrolling interests, the subsidiaries applied the concepts of CVM legal instructions No. 319/1999 and No. 349/2001 to the intangible asset. A reserve was therefore recognized to adjust the intangible, against a special goodwill reserve on the merger of equity in each subsidiary, so that the effect of the transaction on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in subsidiaries, and in order to adjust this, a nondeductible intangible asset was recognized for tax purposes.

14.2.     Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

In 2017, the subsidiary CPFL Renováveis recognized a loss of R$ 5,176, relating to intangible assets acquired in the business combination of the Pedra Cheirosa I and Bio Formosa projects. For 2018, based on the mentioned assessment of any indicators, it was not necessary to set up a provision for impairment.

The provision for impairment were based on the assessment of the cash-generating units comprising intangible assets of those subsidiaries which, separately, are not featured as an operating segment (note 29). Additionally, during 2018 and 2017 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

Fair value was measured by using the cost approach, a valuation technique that reflects the amount that would be required at present to replace the service capacity of an asset (normally referred to as the cost of substitution or replacement). A provision for impairment of assets was recognized owing to the unfavorable scenario for the business of these subsidiaries and it was calculated based on their fair values, net of selling expenses.

14.3Contract asset - in progress

Accordingly with IFRS 15 / CPC 47, concession infrastructure assets of the distribution companies during the construction period, previously recorded as intangible in progress, must be classified as contract assets (note 3).

Consolidated
At December 31, 2017	-

Adoption of IFRS 15 / CPC 47 (note 3)	825,476
Additions	1,787,588
Transfer - intangible assets	(723,813)
Transfer - financial asset	(836,516)
Disposal and transfer - other assets	(6,303)

At December 31, 2018	1,046,433
Noncurrent	1,046,433

(15) TRADE PAYABLES

	Consolidated
	December 31, 2018	December 31, 2017
Current
System service charges	62,674	413
Energy purchased	1,607,116	2,248,748
Electricity network usage charges	205,656	252,170
Materials and services	368,344	650,538
Free energy	154,296	145,002
Total	2,398,085	3,296,870

Noncurrent
Energy purchased	333,036	128,438

(16) BORROWINGS

 The movements in borrowings are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Consolidated
	At December 31, 2017	Raised	Repayment	Interest, inflation adjustment and mark to market	Exchange rates	Interest paid	At December 31, 2018
Measured at cost
Local currency
Fixed Rate	900,257	166,404	(173,528)	53,283	-	(53,641)	892,776
Post Fixed Rate
TJLP and TLP	3,449,468	1,315,898	(442,504)	288,171	-	(262,744)	4,348,289
Selic	140,099	-	(33,875)	11,251	-	(3,358)	114,117
CDI	1,541,278	23,359	(1,112,713)	72,957	-	(138,609)	386,272
IGP-M	57,291	-	(10,511)	9,788	-	(4,679)	51,889
UMBNDES	2,293	-	(500)	515	-	(156)	2,152
Others	74,740	32,418	(45,807)	6,477	-	(1,426)	66,403
Total at cost	6,165,427	1,538,079	(1,819,438)	442,442	-	(464,613)	5,861,896

Borrowing costs *	(31,816)	(35,984)	-	10,607	-	-	(57,193)

Measured at fair value
Foreign currency
Dollar	4,698,184	2,666,880	(3,289,857)	170,383	774,483	(164,965)	4,855,108
Euro	218,814	879,500	(215,824)	3,348	(1,873)	(4,466)	879,499
Mark to market	(58,552)	-	-	(44,799)	-	-	(103,351)
Total at fair value	4,858,446	3,546,380	(3,505,681)	128,932	772,610	(169,431)	5,631,255

Total	10,992,057	5,048,475	(5,325,119)	581,980	772,610	(634,044)	11,435,958
Current	3,589,607						2,446,113
Noncurrent	7,402,450						8,989,846

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The detail on borrowings are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

			Consolidated
Category	Annual interest		December 31, 2018	December 31, 2017	Maturity range	Collateral
Measured at cost - Local Currency
Pre fixed
FINEM	Fixed rate de 2.5% to 8%	(a)	418,336	546,504	2011 to 2024

(i) CPFL Energia and State Grid Brazil Power guarantee (ii) Receivables; (iii) Pledge of shares of CPFL Renováveis and SPE; (iv)  Pledge of emergents rights authorized by ANEEL; iv) Lines of creditor rights and related revenues.

FINAME	Fixed rate de 2.5% to 10%	(a)	48,672	71,780	2012 to 2025	(i) Liens on equipment (ii) Liens on revenues; (iii) Guarantee of CPFL Energia (iv) Liens on assets
FINEP	Fixed rate from 3.5% to 8%		6,576	10,482	2013 to 2021	Bank guarantee
Bank loans	Fixed rate of 9.5% to 10.14% and discount for timely payment of 15% and 25%		419,191	271,492	2009 to 2037	(i) Liens on emergents rights; (ii) Liens on equipment and receivables (ii) Pledge of revenues (iv) Bank guaranteee (v) CPFL Renovaveis guarantee
			892,776	900,257
Post Fixed
TJLP and TLP
FINEM	TJLP and TJLP + from 1.72% to 3.4%	(b)	3,128,625	3,406,017	2009 to 2033

(i) Bank guarantee (ii) CPFL Energia guarantee (iii) Pledge of receivables, equipment and assignment of credit and concession rights authorized by ANEEL and shares os SPE (iv) Liens on equipment and receivables (v) guarantee of Bioenergia S.A., CPFL Renováveis, CPFL Energia and State Grid Brazil Power

FINEM	TLP + 4.74% to 4.80%	(b)	1,190,169	-	2027 to 2028	CPFL Energia guarantee and receivables
FINAME	TJLP + 2.2% to 4.2%	(b)	20,935	23,181	2017 to 2027	(i) CPFL Energia guarantee (ii) Liens on equipment and receivables
FINEP	TJLP and TJLP -1%		3,491	13,997	2016 to 2024	Bank guarantee
Bank loans	TJLP + 2.99% to 3.1%		5,069	6,273	2005 to 2023	(i) Pledge of receivables, equipment and assignment of credit and concession rights (ii) CPFL Energia guarantee
			4,348,289	3,449,468
SELIC
FINEM	SELIC + 2.19% to 2.66%	(c)	108,752	134,260	2015 to 2022	(i)State Grid Brazil Power and CPFL Energia guarantee and receivables (ii) CPFL Energia guarantee
FINAME	SELIC + 2.70% to 3.90%		5,365	5,840	2016 to 2022	CPFL Energia guarantee and liens on equipment and receivables
			114,117	140,099
CDI
Bank loans	(i) From 100.00% to 109.50% of CDI (ii) CDI + 0.10% to 1.90%	(c)	208,384	885,715	2012 to 2024	(i) CPFL Energia and CPFL Renováveis guarantee (ii) CPFL Renováveis promissory note (iii) CPFL Energia guarantee
Bank loans	(i) 104% of CDI (ii) CDI + 1.39%		177,888	443,035	2017 to 2023	No guarantee
Promissory note	(i) 105% of CDI (ii) CDI + 0.5% to 3.40%		-	110,523	2018	CPFL Energia and CPFL Renováveis guarantee
Promissory note	CDI + 3.80%		-	102,006	2017 to 2018	No guarantee
			386,272	1,541,278

IGPM
Bank loans	IGPM + 8.63%		51,889	57,291	2011 to 2024	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts

UMBNDES
Bank loans	UMBNDES + from 1.99% to 5%		2,152	2,293	2006 to 2023	(i) Pledge of shares, credit rights and assignment of credit and concession rights and incomes assignment (ii) CPFL Guarantee
Other
Other			66,403	74,740	2007 to 2038	(i) Promissory notes, (ii) Bank guarantee, (iii) Credit RIghts ; (iv) Pledge of shares; (v) Liens on machinery, equipment and receivables and (vi) CPFL Renováveis guarantee

Total - Local currency			5,861,896	6,165,427

Borrowing costs (*)			(57,193)	(31,816)

Measured at fair value - Foreing Currency
Dollar
Bank loans (Law 4.131)	US$ + Libor 3 months + from 0.80% to 3%		-	2,879,241	2017 to 2022	CPFL Energia guarantee and promissory notes
Bank loans (Law 4.131)	US$ + Libor 3 months + from 0.8% to 1.55%	(c)	1,866,418	704,572	2017 to 2022	CPFL Energia guarantee and promissory notes
Bank loans (Law 4.131)	US$ +from 1.93% to 4.32%		2,988,689	1,114,370	2017 to 2021	CPFL Energia guarantee and promissory notes
			4,855,108	4,698,184
Euro
Bank loans (Law 4.131)	Euro + from 0.42% to 0.96%		879,499	218,814	2019 to 2021	CPFL Energia guarantee and promissory notes

Mark to market			(103,351)	(58,552)

Total in foreign currency			5,631,255	4,858,446

Total			11,435,958	10,992,057

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts., measured at cost.
The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 33.
Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI		(c) 100% to 130% of CDI

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) financial liabilities measured at amortized cost, and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to reduce the effects of the recognition of gains and losses derived from fair valuing  debt-related derivatives in order to reduce the accounting mismatch. At December 31, 2018, the balance of the borrowings measured at fair value was R$ 5,631,255 (R$ 4,858,445 at December 31, 2017).

Changes in the fair values of these borrowings are recognized in the finance income / expense of the Group, except for the component of credit risk calculation, which is recorded in other comprehensive income. At December 31, 2018, the accumulated gains of R$ 103,351 (R$ 58,552 at December 31, 2017) on marking the borrowings to market, offset by the losses of R$ 65,678 (losses of R$ 51,145 at December 31, 2017) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 37,673 (R$ 7,407 at December 31, 2017).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
2020	1,397,666
2021	1,669,749
2022	2,402,921
2023	844,340
2024	606,929
2025 to 2029	1,607,254
2030 to 2034	435,200
2035 to 2039	105,994
2040 to 2044	5,617
Subtotal	9,075,670
Mark to market	(85,824)
Total	8,989,846

The main indexes used for adjusting borrowings for inflation and the indebtedness profile in local and foreign currency, already considering the effects of the derivative instruments, are as follows:

			Consolidated
	Accumulated variation % p.a.		% of debt
Index	2018	2017	December 31, 2018	December 31, 2017
IGP-M	7.54	(0.52)	0.45	0.52
TJLP and TLP	6.72 and 7.42	7.00	38.02	31.38
CDI	6.40	6.89	52.62	59.49
Others			8.90	8.60
			100.00	100.00

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Main additions in the year:

	R$ thousand
Category	Total approved	Released in 2018	Released net of fundraising costs	Interest payment	Utilization
Local Currency
Pre fixed
Bank Loan	170,152	166,404	164,601	Montlhy	Subsidiary's investment plan
Post Fixed
CDI
Bank Loan (a)	16,000	16,000	16,000	Bullet	Working Capital
Bank Loan (a)	7,360	7,360	7,360	Semiannually	Working Capital
TJLP and TLP
FINEM	209,510	125,515	124,130	Montlhy	Subsidiary's investment plan
FINEM	2,608,634	1,190,000	1,161,994	Montlhy	Subsidiary's investment plan
FINAME (a)	79,331	384	384	Quarterly	Working Capital
Other
Bank Loan	39,054	32,418	30,903	Montlhy	Subsidiary's investment plan
Foreing Currency
Dólar
Bank Loan (Law 4.131)	2,666,880	2,666,880	2,666,880	Quarterly	Working Capital
Euro
Bank Loan (Law 4.131)	879,500	879,500	879,500	Quarterly	Working Capital
	6,676,421	5,084,461	5,051,752

(a) There is no restrictive financial covenant.

Prepayment:

In 2018, R$ 2,202,406 were settled in advance relating to borrowings with original maturities to June 2024.

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The calculations are made on an annual or semiannual basis, as appropriate. As the maximum and minimum ratios vary among the contracts, we present below the most critical parameters of each ratio, considering all contracts in effect at December 31, 2018.

Ratios required for the individual financial statements of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz and RGE:

•         Debt indebtedness divided by EBITDA maximum between 3.50 and 3.75 and

•         Debt indebtedness divided by the sum of Equity and Debt indebtedness maximum of 0.9.

Ratios required for the individual financial statements of subsidiaries of CPFL Renováveis owners of the contract:

•         Debt Service Coverage Ratio (DCSR) minimum between 1 and 1.3.

•         Company capitalization ratio minimum between 25% and 39.5%.

•         General Indebtedness Ratio maximum of 80%.

Ratios required for the consolidated statements of CPFL Renováveis

•         Debt indebtedness divided by EBITDA maximum of 3.75 and

•         Net Debt divided by the sum of Equity and Net Debt maximum of 0.55.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Ratios required for the  consolidated financial statements of CPFL Energia

•         Debt indebtedness divided by EBITDA maximum of 3.75 and

•         Debt indebtedness divided by the sum of Equity and Debt indebtedness maximum of 0,72.

•         EBITDA divided by the finance income/expense results minimum of 2.25.

Ratio required in the consolidated financial statements of State Grid Brazil Power Participações S.A.

•         Equity divided by Total Assets (disregarding the effects of IFRIC 12/OCPC 01) minimum of to 0.3.

For purposes of determining covenants, the definition of EBITDA at the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the Company’s direct or indirect interests in those companies (for both EBITDA and assets and liabilities).

In 2018, CPFL Renováveis obtained from BNDES a waiver from the acceleration of maturity for  non-compliance with the DCSR in the financial statements of its subsidiary Bio Ester and with the financial ratios DCSR, Debt indebtedness divided by EBITDA and Equity divided by the sum of Equity and Debt indebtedness in the financial statements of its subsidiaries Bio Coopcana and Bio Alvorada. On the same occasion CPFL Renovavéis also obtained a waiver from the requirement of compliance with the mentioned ratios as from 2019.

In 2018, the subsidiary CPFL Piratininga obtained from BNDES and onlending banks authorization for waiver from the obligation to comply with the financial ratio Net Debt to EBITDA contained in the financing agreements for the year ended December 31, 2018.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and financial and non-financial clauses whose indicators are properly complied at December 31, 2018, except by the mentioned above about the non direct subsidiary CPFL Renováveisfor which the holding had the proper approvals from the finance institutions.

(17) DEBENTURES

The movements in debentures are as follows:

	Consolidated
	At December 31, 2017	Raised	Repayment	Interest, inflation adjustment and market to mark	Exchange rates	At December 31, 2018
Category
Measured at cost - Post fixed
TJLP	495,408	-	(46,768)	37,539	(5,080)	481,099
CDI	7,446,556	4,163,000	(4,832,370)	592,746	(652,185)	6,717,747
IPCA	1,311,432	-	-	118,026	(62,030)	1,367,428
Total at cost	9,253,396	4,163,000	(4,879,138)	748,311	(719,295)	8,566,274

Borrowing costs (*)	(76,870)	(17,261)	-	34,334	-	(59,796)

Measured at fair value - Post fixed
IPCA	-	416,600	-	10,389	-	426,989
Mark to market	-	-	-	7,378	-	7,378
Total at fair value	-	416,600	-	17,767	-	434,367

Total	9,176,527	4,562,339	(4,879,138)	800,412	(719,295)	8,940,845
Current	1,703,073					917,352
Noncurrent	7,473,454					8,023,493

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The detail on debentures are as follows :

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

			Consolidated
Category	Annual Interest		December 31, 2018	December 31, 2017	Maturity range	Collateral
Measured at cost - Post fixed
TJLP	TJLP + 1%	(d)	481,099	495,408	2009 to 2029	Liens

CDI	(i) From 105.75% to 129.5% of CDI (ii) CDI + 0.27% to 1.90%	(a)	5,858,319	6,727,437	2015 to 2024	(i) CPFL Energia and CPFL-R guarantee (ii) Guarantee of CPFL Energia | (iii) Fiduciary assignment of PCH Holding dividends
	From 107.75% to 114.50% of CDI	(a)	859,428	719,119	2018 to 2022	No guarantee

IPCA	IPCA + from 4.42% to 5.86%	(b) (c)	1,367,428	1,311,432	2019 to 2027	CPFL Energia guarantee

			8,566,274	9,253,396

	Borrowing costs (*)		(59,796)	(76,870)

Measured at fair value - Post fixed
IPCA	IPCA + 5.80%	(b)	426,989	-	2024 to 2026	CPFL Energia guarantee

	Mark to market		7,378	-

			434,367	-

	Total consolidated		8,940,845	9,176,526

Some debentures hold swaps converting IPCA variation to CDI variation. For further information about the considered rates, see note 33.
Effective rates:
(a)From 105.4% to 144.6% of CDI | CDI + from 0.75% to 4.76%
(b) IPCA + 4,42% to 6,31%
(c) From 101.74% to 103.3% of CDI
(d) TJLP + 3.48%

As shown in the table above, the Company, in compliance with CPC 48/IFRS 9, classified its debentures as (i) financial liabilities measured at amortized cost; and (ii) financial liabilities measured at fair value through profit or loss.

The classification of debentures measured at fair value as financial liabilities is aimed at matching the effects of the recognition of revenues and expenses derived from the mark-to-market of hedging derivatives linked to such debentures, in order to obtain a more relevant and consistent accounting information. As at December 31, 2018, the balance of debentures designated at fair value totaled R$ 434,367.

The changes in the fair values of these debentures are recognized in the Company’s finance income (costs), except for the component of credit risk calculation, which is recognized in other comprehensive income. As at December 31, 2018, the accumulated losses obtained from the mark-to-market of such debentures amounted to R$ 7,378 which, offset by the gains obtained from  the mark-to-market of the derivative instruments of R$ 21,012, undertaken to hedge the interest rate changes (note 33), generated a total gain of R$ 13,634.

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
2020	303,327
2021	3,578,382
2022	1,571,891
2023	1,055,538
2024	819,690
2025 to 2029	577,107
2030 to 2034	110,180
Subtotal	8,016,115
Mark to market	7,378
Total	8,023,493

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Main additions in the year:

The amounts obtained from the main additions were used in the investment plan, refinancing of debts and improvement of working capital of subsidiaries and the payment of interest is semiannual.

			R$ thousand
Category	Issue	Quantity issued	Released in 2018	Released net of fundraising costs
Post Fixed
CDI
CPFL Paulista	9th issue	1,380,000	1,380,000	1,379,022
CPFL Piratininga	9th issue	215,000	215,000	214,739
CPFL Brasil	4th issue	115,000	115,000	114,848
CPFL Santa Cruz	2nd issue	190,000	190,000	189,737
RGE	9th issue	220,000	220,000	219,733
RGE Sul	6th issue	520,000	300,000	299,677
CPFL Geração	10th issue	190,000	190,000	189,838
CPFL Geração	11th issue	1,400,000	1,400,000	1,397,949
CPFL Renováveis	8th issue	153,000	153,000	151,245
IPCA
CPFL Piratininga	10th issue	197,000	197,000	191,764
RGE Sul	7th issue	219,600	219,600	213,787
			4,579,600	4,562,339

Pre-payment

At 2018, R$3,247,401 of debenture were paid in advance, whose due dates were from April 2019 to September 2021.

RESTRICTIVE COVENANTS

The debentures issued by the Group companies require the compliance with certain financial covenants.

The calculations are made on an annual or semiannual basis, as appropriate. As the maximum and minimum ratios vary among the contracts, we present below the most critical parameters of each ratio, considering all contracts in effect at December 31, 2018.

Ratios required in the individual financial statements of the subsidiaries of CPFL Renováveis, issuers of debentures:

•         Debt Service Coverage Ratio (DSCR) minimum of 1.2.
•         Net Debt divided by Dividends Received maximum 3.5.

Ratios required in the consolidated financial statements of CPFL Renováveis for debentures issued by CPFL Renováveis and its subsidiaries

•         Debt indebtness divided by EBITDA maximum of 4.0.

•         EBITDA divided by Finance Income (Costs) minimum of 1.75.

Ratios required in the consolidated financial statements of CPFL Energia

•         Net indebtness divided by EBITDA maximum between 3 and  3.75.

•         EBITDA divided by Finance Income (Costs) minimum of 2.25.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

On June 19, 2018, CPFL Renováveis obtained from debenture holders a waiver from the requirement of compliance with the Debt Service Coverage Ratio and the Debt Service Coverage Ratio of the Transaction related to the 1st issue of debentures of CPFL Renováveis.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and financial clauses are properly complied at December 31, 2018, except by the mentioned above about the non direct subsidiary CPFL Renováve is for which the holding had the proper approvals from the finance institutions.

(18) PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees, with the following characteristics :

18.1Characteristics

CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through FUNCESP is a Mixed Benefit Plan, with the following characteristics:

(i)      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

(ii)     Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities of that company’s employees retired and terminated until the date of spin-off, as well as for the obligations relating to the active employees transferred to the subsidiary.

On April 2, 1998, the Secretariat of Pension Plans – “SPC” approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

(i)      Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The subsidiary has full responsibility for covering the actuarial deficits of this Plan.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(ii)     Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between the subsidiary and the participants.

(iii)    Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-contribution type pension plan up to the granting of the income, and generates no actuarial liability for the subsidiary. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE Sul (RGE)

The subsidiary RGE has retirement and pension plans for its employees and former employees managed by Fundação CEEE de Previdência Privada, comprising:

(i) “Plan 1” (“Plano Único RGE”): A “defined benefit” plan with benefit level equal to 100% of the inflation adjusted average of the last salaries, deducting the presumed benefit from the Social Security, with a Segregated Net Asset. that is closed to new participants since 1997. This plan was recorded at the dissolved Rio Grande Energia S.A. until the merger of the distribution companies approved on December 31, 2018, as mentioned in note 12.6.1; and

(ii) “Plan 2” (“Plano Único RGE Sul”): A “defined benefit” plan that is closed to new participants since February 2011. The subsidiary’s contribution matches the contribution from the benefitted employees, in the proportion of one for one, including as regards the Fundação’s administrative funding plan.

For employees hired after the closing of the plans of Fundação CEEE, “defined contribution” private pension plans were implemented, being Bradesco Vida e Previdência for employees hired between 1997 and 2018 by the dissolved Rio Grande Energia S.A., and Itauprev for employees hired by RGE as from 2011, as well as for new employees to be hired after the event of merger of the distribution companies.

CPFL Santa Cruz

With the grouping event mentioned in note 12.5.2, the company’s official plan is the CMSPREV, managed by IHPREV Fundo de Pensão. The same plan was maintained for employees that had the benefits plan managed by BB Previdência - Fundo de Pensão from Banco do Brasil.

CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

18.2     Movements in the defined benefit plans

	December 31, 2018
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Present value of actuarial obligations	5,123,238	1,416,391	119,964	382,993	553,493	7,596,079
Fair value of plan's assets	(4,215,431)	(1,205,647)	(98,836)	(413,043)	(463,571)	(6,396,529)
Present value of obligations (fair value of assets), net	907,807	210,744	21,128	(30,050)	89,922	1,199,550
Effect of asset ceiling	-	-	-	30,050	-	30,050
Net actuarial liability recognized in the statement of financial position	907,807	210,744	21,128	-	89,922	1,229,600

	December 31, 2017
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul (RGE)	Total
				Plan 1 (*)	Plan 2
Present value of actuarial obligations	4,615,061	1,247,462	110,801	365,924	524,293	6,863,541
Fair value of plan's assets	(3,925,061)	(1,105,738)	(94,378)	(387,322)	(446,670)	(5,959,170)
Present value of obligations (fair value of assets), net	690,000	141,724	16,424	(21,399)	77,623	904,369
Effect of asset ceiling	-	-	-	21,399	-	21,399
Net actuarial liability recognized in the statement of financial position	690,000	141,724	16,424	-	77,623	925,768

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1.

The movements in the present value of the actuarial obligations and the fair value of the plan’s assets are as follows :

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Present value of actuarial obligations at December 31, 2016	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050
Gross current service cost	707	3,153	73	270	2,153	6,356
Interest on actuarial obligations	476,613	127,561	11,431	37,395	50,927	703,927
Participants' contributions transferred during the year	37	2,044	-	302	990	3,373
Actuarial loss (gain): effect of changes in demographic assumptions	225	328	14	326	16,490	17,383
Actuarial loss (gain): effect of financial assumptions	(6,993)	(3,586)	(372)	(45)	8,153	(2,843)
Benefits paid during the year	(379,536)	(84,634)	(8,831)	(25,203)	(34,501)	(532,705)
Present value of actuarial obligations at December 31, 2017	4,615,061	1,247,462	110,801	365,924	524,293	6,863,541
Gross current service cost	835	4,365	78	175	2,790	8,243
Interest on actuarial obligations	421,083	114,628	10,109	33,552	48,218	627,590
Participants' contributions transferred during the year	24	2,078	-	395	842	3,339
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	-	345	345
Actuarial loss (gain): effect of financial assumptions	485,142	135,540	8,409	8,921	12,774	650,786
Benefits paid during the year	(398,907)	(87,682)	(9,433)	(25,974)	(35,769)	(557,765)
Present value of actuarial obligations at December 31, 2018	5,123,238	1,416,391	119,964	382,993	553,493	7,596,079

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Fair value of actuarial assets at December 31, 2016	(3,723,563)	(1,062,638)	(89,533)	(347,906)	(405,251)	(5,628,892)
Expected return during the year	(392,819)	(113,470)	(9,437)	(37,412)	(43,258)	(596,396)
Participants' contributions transferred during the year	(37)	(2,044)	-	(302)	(990)	(3,373)
Sponsors' contributions	(50,308)	(17,296)	(753)	(7,296)	(6,169)	(81,822)
Actuarial loss (gain)	(137,870)	5,076	(3,486)	(19,610)	(25,503)	(181,393)
Benefits paid during the year	379,536	84,634	8,831	25,203	34,501	532,705
Fair value of actuarial assets at December 31, 2017	(3,925,061)	(1,105,738)	(94,378)	(387,322)	(446,670)	(5,959,170)
Expected return during the year	(359,588)	(102,621)	(8,634)	(35,950)	(41,166)	(547,959)
Participants' contributions transferred during the year	(24)	(2,078)	-	(395)	(842)	(3,339)
Sponsors' contributions	(65,096)	(25,460)	(1,027)	(7,643)	(6,712)	(105,938)
Actuarial loss (gain)	(264,569)	(57,432)	(4,230)	(7,707)	(3,950)	(337,888)
Benefits paid during the year	398,907	87,682	9,433	25,974	35,769	557,765
Fair value of actuarial assets at December 31, 2018	(4,215,431)	(1,205,647)	(98,836)	(413,043)	(463,571)	(6,396,529)

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1.

18.3     Movements in recognized assets and liabilities

The movements in net liability are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Net actuarial liability at December 31, 2017	690,000	141,724	16,424	-	77,623	925,770
Expenses (income) recognized in the statement of profit or loss	62,330	16,372	1,553	(188)	9,842	89,909
Sponsors' contributions transferred during the year	(65,096)	(25,460)	(1,027)	(7,643)	(6,712)	(105,938)
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	-	345	345
Actuarial loss (gain): effect of changes in financial assumptions	485,142	135,540	8,409	8,921	12,774	650,786
Actuarial loss (gain): return on actuarial assets	(264,569)	(57,432)	(4,230)	(7,707)	(3,950)	(337,888)
Effect of asset ceiling	-	-	-	6,617	-	6,617
Net actuarial liability at December 31, 2018	907,807	210,744	21,129	-	89,922	1,229,600
Other contributions						13,662
Total liability						1,243,263

Current						86,623
Noncurrent						1,156,639

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul (RGE)	Total
				Plan 1	Plan 2
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,158
Expenses (income) recognized in the statement of profit or loss	84,501	17,244	2,067	253	9,822	113,887
Sponsors' contributions transferred during the year	(50,308)	(17,296)	(753)	(7,296)	(6,169)	(81,822)
Actuarial loss (gain): effect of changes in demographic assumptions	225	328	14	326	16,490	17,383
Actuarial loss (gain): effect of financial assumptions	(6,993)	(3,586)	(372)	(45)	8,153	(2,843)
Actuarial loss (gain): return on actuarial assets	(137,870)	5,076	(3,486)	(19,610)	(25,503)	(181,393)
Effect of asset ceiling	-	-	-	21,399	-	21,399
Net actuarial liability at December 31, 2017	690,000	141,724	16,424	-	77,623	925,768
Other contributions						15,391
Total liability						941,160

Current						60,801
Noncurrent						880,360

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1.

18.4     Expected contributions and benefits

The expected contributions to the plans for 2019 are shown below:

Expected contributions
2019
CPFL Paulista	122,135
CPFL Piratininga	39,924
CPFL Geração	2,525
RGE Sul (RGE) - Plan 1	7,711
RGE Sul (RGE) - Plan 2	6,731
Total	179,026

The expected benefits to be paid by in the next 10 years are shown below:

Expected benefits to be paid

	2019	2020	2021	2022	2023 to 2028	Total
CPFL Paulista	410,624	423,081	434,881	446,071	2,869,682	4,584,339
CPFL Piratininga	93,740	97,514	102,140	106,107	731,143	1,130,644
CPFL Geração	9,638	9,966	10,202	10,423	66,555	106,784
RGE Sul (RGE) - Plan 1	27,450	28,595	29,541	30,583	206,698	322,867
RGE Sul (RGE) - Plan 2	36,279	37,900	39,473	41,197	281,811	436,660
Total	577,731	597,056	616,237	634,381	4,155,889	6,581,294

At December 31, 2018, the average duration of the defined benefit obligation was 9.3 years for CPFL Paulista, 11.2 years for CPFL Piratininga, 9.5 years for CPFL Geração, 10.1 years for RGE Plan 1 and 11.2 years for RGE Plan 2.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

18.5     Recognition of private pension plan income and expense

Based on the opinion of  external actuarial estimate, the Group’s management presents the actuarial estimate of the expenses and/or income to be recognized in 2019 and the income/expense recognized in 2018 and 2017 are as follows:

	2019 estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1	Plan 2
Service cost	925	5,447	84	185	2,352	8,993
Interest on actuarial obligations	449,173	125,059	10,507	34,342	48,796	667,877
Expected return on plan assets	(372,121)	(107,795)	(8,699)	(37,500)	(40,947)	(567,062)
Expected return on plan assets	-	-	-	2,795	-	2,795
Total expense (income)	77,977	22,711	1,892	(178)	10,201	112,603

	2018 actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Service cost	835	4,365	78	175	2,790	8,243
Interest on actuarial obligations	421,083	114,628	10,109	33,552	48,218	627,590
Expected return on plan assets	(359,588)	(102,621)	(8,634)	(35,950)	(41,166)	(547,959)
Effect of asset ceiling	-	-	-	2,035	-	2,035
Total expense (income)	62,330	16,372	1,553	(188)	9,842	89,909

	2017 actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul (RGE)	Total
				Plan 1	Plan 2
Service cost	707	3,153	73	270	2,153	6,356
Interest on actuarial obligations	476,613	127,561	11,431	37,395	50,927	703,927
Expected return on plan assets	(392,819)	(113,470)	(9,437)	(37,412)	(43,258)	(596,396)
Total expense (income)	84,501	17,244	2,067	253	9,822	113,887

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1.

The main assumptions taken into consideration in the actuarial calculation at the end of the reporting period were as follows:

	CPFL Paulista, CPFL Geração and CPFL Piratininga		Plan 1		Plan 2
			RGE Sul (RGE)	RGE	RGE Sul (RGE)
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Nominal discount rate for actuarial liabilities:	9.10% p.a.	9.51% p.a.	9.30% p.a.	9.51% p.a.	9.10% p.a.	9.51% p.a.
Nominal return rate on plan assets:	9.10% p.a.	9.51% p.a.	9.30% p.a.	9.51% p.a.	9.10% p.a.	9.51% p.a.
Estimated rate of nominal salary increase:	5.56% p.a.(*)	6.08% p.a.(*)	6.13% p.a.	6.13% p.a.	5.97% p.a.	6.10% p.a.
Estimated rate of nominal benefits increase:	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
Estimated long-term inflation rate (basis for the nominal rates above)	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	BR-EMS sb v.2015	BR-EMS sb v.2015	BR-EMS sb v.2015
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Medium Light	Medium Light	Medium Light
Expected turnover rate:	ExpR_2012	ExpR_2012	Null	Null	Null	Null
Likelihood of reaching retirement age:	After 15 years of filiation and 35 years of service time for men and 30 years of service time for women	100% when a beneficiary of the plan first becomes eligible for a benefit	100% when a beneficiary first becomes eligible for a full benefit	100% one year after when a beneficiary of the plan first becomes eligible for a benefit	100% when a beneficiary first becomes eligible for a full benefit	100% one year after when a beneficiary of the plan first becomes eligible for a benefit

(*) The estimated nominal increase in salaries for CPFL Piratininga was 6.39% on December 31, 2018 and 2017.

18.6     Plan assets

The following tables show the allocation (by asset segment) of the assets of the Group CPFL pension plans, at December 31, 2018 and 2017 managed by FUNCESP and Fundação CEEE. The tables also show the distribution of the guarantee resources established as target for 2019, obtained in light of the macroeconomic scenario in December 2018.

Assets managed by the plans are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Assets managed by FUNCESP				Assets managed by Fundação CEEE
	CPFL Paulista and CPFL Geração		CPFL Piratininga		RGE Sul (RGE)
					Plan 1		Plan 2
	2018	2017	2018	2017	2018	2017	2018	2017
Fixed rate	77%	77%	81%	80%	78%	79%	77%	78%
Federal governament bonds	55%	53%	53%	49%	68%	64%	67%	65%
Corporate bonds (financial institutions)	3%	4%	5%	7%	5%	9%	5%	8%
Corporate bonds (non financial institutions)	1%	1%	1%	1%	3%	3%	3%	3%
Multimarket funds	4%	2%	4%	2%	2%	2%	2%	1%
Other fixed income investments	15%	17%	18%	22%	-	-	-	-
Variable income	15%	15%	14%	14%	18%	18%	18%	18%
Investiment funds - shares	15%	15%	13%	14%	18%	18%	18%	18%
Structured investments	2%	3%	2%	3%	1%	1%	1%	1%
Equity funds	-	-	-	-	-	1%	1%	1%
Real estate funds	-	-	-	-	1%	1%	1%	1%
Multimarket fund	2%	3%	2%	3%	-	-	-	-
Total quoted in an active market	94%	94%	97%	97%	96%	98%	96%	97%

Real estate	3%	3%	2%	2%	2%	1%	2%	1%
Transactions with participants	1%	1%	2%	2%	2%	2%	2%	2%
Other investments	1%	1%	-	-	-	-	-	-
Total not quoted in an active market	6%	6%	3%	3%	4%	2%	4%	3%

The plan assets do not include any properties occupied or assets used by the Company.

	Target for 2019
	FUNCESP		Fundação CEEE
	CPFL Paulista and CPFL Geração	CPFL Piratininga	RGE Sul (RGE)
			Plan 1	Plan 2
Fixed income investments	70.9%	72.8%	78.0%	77.0%
Variable income investments	9.6%	8.9%	16.0%	16.0%
Real estate	4.6%	2.3%	3.0%	3.0%
Transactions with participants	2.1%	2.9%	2.0%	3.0%
Structured investments	5.8%	6.0%	1.0%	1.0%
Investments abroad	7.0%	7.2%	0.0%	0.0%
	100.0%	100.0%	100.0%	100.0%

The allocation target for 2019 was based on the recommendations for allocation of assets made at the end of 2018 by FUNCESP and Fundação CEEE, in their Investment Policy. This target may change at any time during 2019, in light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims at maximizing the return on investments, but always seeking to minimize the risks of actuarial deficit. Accordingly, investments are always made considering the liability that they must honor. The two main studies for Funcesp and Fundação CEEE to achieve the investment management objectives are the Asset Liability Management – ALM and the Technical Study of Compliance and Appropriateness of the Real Interest Rate, both conducted at least once a year, taking into consideration the projected flow of benefit payments (liability flow) of the pension plans managed by the Foundations.

The ALM study is used as a base to define the strategic allocation of assets, which comprises the target participations in the asset classes of interest, from the identification of efficient combinations of assets, considering the existence of liabilities and the need for return, immunization and liquidity of each plan, considering projections of risk and return. The simulations generated by the ALM studies assist in the definition of the minimum and maximum limits of allocation in the different asset classes, defined in the plans’ Investment Policy, which is also used as a risk control mechanism.

The Technical Study of Compliance and Appropriateness of the Real Interest Rate aims at proving the appropriateness and compliance of the annual real interest rate to be adopted in the actuarial valuation of the plans and the projected annual real rate of return of the investments, considering their projected flows of revenues and expenses.

These studies are used as a base to determine the assumptions of estimated real return of the pension plans’ investments for short-term and long-term horizons and assist in the analysis of their liquidity, since they consider the flow of benefit payments against the assets considered liquid. The main assumptions considered in the studies are, in addition to the liability flow projections, the macroeconomic and asset price projections, through which estimates of the expected short-term and long-term profitability are obtained, taking into account the current portfolios of the benefit plans.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

18.7     Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

In the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the statement of income, according to CPC 33 / IAS 19.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points lower (higher) and if general biometric mortality table were to be softened (aggravated) in one year:

	Increase (decrease)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)
					Plan 1	Plan 2	Total

Nominal discount*	-0.25 p.p.	120,829	40,114	2,889	9,833	15,681	189,347
	+0.25 p.p.	(115,987)	(38,248)	(2,768)	(9,411)	(14,945)	(181,359)

General biometric mortality table**	+1 year	(119,802)	(26,753)	(2,718)	(5,313)	(10,617)	(165,202)
	-1 year	118,129	26,122	2,684	5,257	10,359	162,551

* Company’s assumption based on the actuarial report for the nominal discount rate was 9.3% p.a. for the Plan 1 and 9.1% p.a for the other plans. The projected rates are increased or decreased by 0.25 p.p. to 9.05% and 9.55% p.a. to the Plan 1 and 8.85% p.a and 9.35% p.a. for the other plans.

** Company’s assumption based on the actuarial report for the mortality table was  AT-2000 (-10) for FUNCESP and BREMS sb v.2015 for Fundação CEEE. The projections were performed with 1 year of aggravation or softening on the respective mortality tables.

18.8     Investment risk

The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP-M, IPCA and SELIC, which are the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans), representing the matching between assets and liabilities.

Management of the Company’s benefit plans is monitored by the Investment and Pension Plan Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by FUNCESP investment managers, which occurs at least quarterly.

FUNCESP and Fundação CEEE uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

FUNCESP's and Fundação CEEE’s Investment Policy determines additional restrictions that, along those established by law, define the percentage of diversification for investments and stablish the plans strategy as credit risk in assets issued or underwritten by the same legal entity.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(19) REGULATORY CHARGES

	Consolidated
	December 31, 2018	December 31, 2017
Financial compensation for the use of water resources	1,701	1,256
Global reversal reserve - RGR	17,288	17,545
ANEEL inspection fee -TFSEE	5,470	2,061
Energy development account - CDE	-	262,213
Tariff flags and others	126,196	298,525
Total	150,656	581,600

Tariff flags and others – Refer basically to the amount to be passed through to the Centralizing Account of Tariff Flag Resources (“CCRBT”), whose amount receivable was recognized through the issue of electricity bills (note 25.4).

Energy development account – CDE: The 2017 balance refers to (i) annual quota of CDE in the amount of R$ 138,135 (ii) quota for the return of CDE contribution for the period from January, 2013 to January, 2014 in the amount of R$47,429 (iii) quota for the return of Regulated Contracting Environment Account (“ACR account”) contribution for the period from February to December, 2014, in the amount of R$76,649. At 2018 the subsidiaries anticipated the payment of CDE quotas of December 2018 and they also matched the amounts payable and the amounts receivable – CDE (note 11), in the amount of R$2,875.

(20) TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	December 31, 2018	December 31, 2017
Current
IRPJ (corporate income tax)	73,058	59,026
CSLL (social contribution on net income)	27,392	22,430
Income tax and social contribution	100,450	81,457

ICMS (State VAT)	430,149	403,492
PIS (tax on revenue)	30,760	32,486
COFINS (tax on revenue)	152,945	141,757
Income tax withholding on interest on capital	7,909	-
Other taxes	43,225	51,111
Other taxes	664,989	628,846

Total current	765,438	710,303

Noncurrent
ICMS (State VAT)	772	-
PIS (Tax on revenue)	-	18,839
PIS/COFINS payment	8,919	-
Other taxes	9,691	18,839

Total noncurrent	9,691	18,839

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(21) PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2018		December 31, 2017
	Provision for tax,civil and labor risks	Escrow Deposits	Provision for tax,civil and labor risks	Escrow Deposits

Labor	219,314	103,760	224,258	122,194

Civil	281,304	99,604	291,388	97,100

Tax
FINSOCIAL	39,727	99,146	33,473	95,903
Income Tax	154,717	401,381	150,020	382,884
Others	195,379	150,472	163,798	140,289
	389,823	650,999	347,291	619,077

Others	88,920	12	98,196	1,620

Total	979,360	854,374	961,134	839,990

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2017	Additions	Reversals	Payments	Monetary adjustment	December 31, 2018
Labor	224,258	85,081	(42,869)	(79,369)	32,212	219,314
Civil	291,388	122,626	(51,944)	(111,404)	30,638	281,304
Tax	347,291	53,407	(31,414)	(8,078)	28,617	389,823
Others	98,196	23,753	(20,562)	(17,022)	4,551	88,920
Total	961,134	284,867	(146,789)	(215,873)	96,018	979,360

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The principal pending issues relating to litigation, lawsuits and tax assessments are summarized below:

a.     Labor: The main labor lawsuits relate to claims filed by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

b.    Civil

Bodily injury - refer mainly to claims for indemnities relating to accidents in the Company's electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase - refer to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Administrative Rules 38 and 45, of February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c.     Tax

 FINSOCIAL – Refers to the challenge at court of the increase in the rate and collection of FINSOCIAL (tax on revenue). The subsidiary CPFL Paulista filed a termination action to discuss the decision issued in an ordinary suit on the lawfulness of the collection of the increases in FINSOCIAL rates from June 1989 to October 1991, which were declared unconstitutional by the Supreme Federal Court (STF) for companies that are not exclusively providers of services, situation in which the subsidiary is classified, and that therefore the collection should be made at the rate of 0.5%.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

At the time the ordinary action was filed, the subsidiary made a full judicial deposit of the FINSOCIAL amount considered due (0.5%) and the increases in its rates (rates of 1%, 1.2% and 2%).

After the final decision of the STF in regard to the termination action of the subsidiary, it was decided that the subsidiary should return to the lower court to prove its condition of seller of goods. Thus, the subsidiary submitted a claim requiring its recognition as such and, consequently, the withdrawal of the judicial deposit on its behalf, in respect of the amount of the increase in rates (amount that exceeds 0.5%). As at December 31, 2018, this claim is pending analysis by the court authorities.

The outside legal counsel and Management classify as (i) probable the likelihood of loss in regard to the deposited amount related to the rate of 0.5%, of R$ 39,727 as at December 31, 2018 and (ii) possible the likelihood of loss in connection with the amount related to the increase in rates of R$ 59,419.

Income Tax – the provision of R$ 151,811 (R$ 147,100 at December 31, 2017) recognized by the subsidiary CPFL Piratininga refers to the lawsuit for tax deductibility of CSLL in the determination of corporate income tax - IRPJ.

Other tax – Refers to other lawsuits in progress at the judicial and administrative levels due to the operation of the businesses of the subsidiaries, related to tax matters involving INSS, FGTS, SAT and Pis and Cofins.

With regard to Pis and Cofins, the subsidiaries filed a lawsuit to discuss the application of Decree No. 8,426/15, which increased the respective rates levied on finance income from 0% to 4.65%. Having its preliminary injunction to suspend the collection of such taxes accepted, some Group’s companies have since then accrued the amounts that were not paid to the Brazilian Federal Revenue in view of the injunction. As at December 31, 2018, the balance related to this lawsuit is R$ 157,520.

d.    Others: The line item of “others” refers mainly to lawsuits involving regulatory matters.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, that is, it is more likely than not that there will be no disbursement for these cases due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at December 31, 2018 and 2017 were as follows:

	Consolidated
	December 31, 2018	December 31, 2017	Main reasons for claims:

Labor	786,901	686,538	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,630,630	1,178,671	Personal injury, environmental impacts and overfed tariffs
Tax	6,199,589	5,100,151	ICMS, FINSOCIAL, PIS and COFINS, Social contribution and Income tax
Regulatory	139,593	140,695	Technical, commercial and economic-financial supervisions
Total	8,756,713	7,106,055

(a) Tax :

(i) There is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,226,965 with a vinculated escrow deposit in the amount of R$ 206,874  and financial guarantee (letter of guarantee e guarantee insurance).

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(ii) in 2016, the subsidiary CPFL Renováveis received a tax infringement notice in the amount of R$ 327,547 relating to the collection of Withholding Income Tax - IRRF on the remuneration of capital gain incurred with parties resident and/or domiciled abroad, arising from the sale of Jantus SL in December 2011, for which the Company’s management, supported by the opinion of its outside legal counselors, classified the likelihood of a favorable outcome as possible;

(iii)  in 2016 the subsidiary CPFL Geração received a tax infringement notice in the inflation adjusted amount of R$ 414,470 related to the collection of IRPJ and CSLL for the calendar year 2011, calculated on the alleged capital gain identified on the acquisition of ERSA Energias Renováveis S.A. and on the recording of differences in the fair value remeasurement of SMITA Empreendimentos e Participações S.A., company acquired in a downstream merger, for which the Company’s management, supported by the opinion of its outside legal counselors, classified the likelihood of a favorable outcome as possible.

(b) Labor:

As regards labor contingencies, there is a discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision from the Supreme Federal Court (STF) that suspends the change ruled by the Superior Labor Court (TST), which intended to replace the index currently adopted by the Labor Court (“TR”) by the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until a final decision is issued by the STF, the current index adopted by the Labor Court (“TR”) remains valid, which has been acknowledged by the TST in recent decisions. Therefore, the Group’s management considers the risk of losses as possible and as the matter still requires definition by the Courts, it is not possible to reasonably estimate the amounts involved. In addition, in accordance with Law No. 13,467 of November 11, 2017, the TR is the inflation adjustment index of the Labor Court since the law came into effect.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(22) OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Consumers and concessionaires	93,612	93,068	47,831	44,473
Energy efficiency program - PEE	183,225	186,621	120,563	110,931
Research & Development - P&D	110,495	103,308	72,941	68,780
EPE / FNDCT / PROCEL (*)	38,052	15,612	-	-
Reversion fund	1,712	-	14,327	17,750
Advances	197,470	300,214	48,724	22,255
Tariff discounts - CDE	96,819	25,040	-	-
Provision for socio environmental costs	22,709	16,360	110,261	107,814
Payroll	15,674	20,747	-	-
Profit sharing	95,502	80,518	20,575	16,273
Collection agreements	85,018	72,483	-	-
Guarantees	-	-	5,515	5,959
Business combination	7,598	6,927
Others	31,410	40,408	34,659	32,654
Total	979,296	961,306	475,396	426,889

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(*)  EPE - Empresa de Pesquisa Energética;

      FNDCT - Fundo Nacional de Desenvolvimento Científico;

      PROCEL - Programa Nacional de Conservação de Energia Elétrica.

Consumers and concessionaires: refer to liabilities with consumers in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research & Development and Energy Efficiency Programs: the subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of net operating revenue), but not yet invested in the research & development and energy efficiency programs. These amounts are subject to adjustment at the SELIC rate, through the date of their realization.

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

Provision for socio environmental costs and asset retirement: refers mainly to provisions recognized by the indirect subsidiary CPFL Renováveis in relation to socio environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are accrued against property, plant and equipment and will be depreciated over the remaining useful life of the asset.

Tariff discounts – CDE: refer to the difference between the tariff discount granted to consumers and the amounts received via the CDE.

Profit sharing: mainly comprised by:

(i)   in accordance with a collective labor agreement, the Group introduced an employee profit-sharing program, based on the achievement of operating and financial targets previously established;

(ii)  Long-Term Incentive Program: refers to the Long-Term Incentive Plan for the Group’s Executives, approved by the Board of Directors, which consists in an incentive in financial resources based on salary multiples and that are driven by the company’s results and average performance in the three fiscal years after each concession.

(23) EQUITY

The shareholders’ interest in the Company’s Equity at December 31, 2018 and 2017 is shown below:

	Number of shares
	December 31, 2018		December 31, 2017
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	71.76%	730,435,698	71.76%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	53,392,655	5.25%	53,392,655	5.25%
Total	1,017,914,746	100.00%	1,017,914,746	100.00%

23.1     Changes in shareholding structure and Public Tender Offer (“MTO”).

On January 2017, was signed Share Purchase Agreement between State Grid Brazil Power Participações SA. (“State Grid Brazil”), Camargo Corrêa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS, Fundação SABESP de Seguridade Social — SABESPREV, and certain other parties, had been signed. After finalizing the transaction, State Grid Brazil became the parent company of CPFL Energia with 54.64% of the Company’s voting capital and Company´s total capital.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

On November 2017, respectively, the Company informed that it had successfully conducted the public offering auction on the trading system of B3 S.A.– Brasil, Bolsa, Balcão (“Auction”). As a result of the auction, State Grid Brazil acquired 408,357,085 common shares of the Company, representing 88.44% of the total shares object of the Public Offering and 40.12% of the Company’s capital. The common shares were acquired for the price of R$ 27.69, totaling R$ 11,307,408. State Grid Brazil started holding, jointly with ESC Energia S.A., 964,521,902 common shares of the Company, increasing its joint interest from 54.64% to 94.75% of the Company’s total capital.

According to B3 S.A. – Brasil Bolsa Balcão regulation, after incurred the period of the 18 months from November 30, 2017 it is required the Company to take a decision of reestablish the minimum floating required or delist its shares from the public stock market. The Company´ and its shareholders are evaluating their options considering requirements.

23.2     Capital reserve

Refers basically to: (i) record arising from the business combination of CPFL Renováveis in the amount of R$ 228,322 in 2011, (ii) effect of the public offering of shares of subsidiary CPFL Renováveis in 2013, amounting to R$ 59,308, as a result of the reduction of the indirect interest in CPFL Renováveis, (iii) effect of the association between CPFL Renováveis and DESA, amounting to R$ 180,297 in 2014, and (iv) other movements with no change of control amounting to R$1,243. In accordance with ICPC 09 (R2) and IFRS 10 / CPC 36, these effects were recognized as transactions between shareholders, directly in Equity.

23.3     Earnings reserve

The balance of earnings reserve at December 31, 2018 is R$ 4,428,503 that refers to : i) Legal Reserve of R$ 900,992; e ii) statutory reserve - working capital improvement of R$ 3,527,511

23.4     Accumulated comprehensive income

Accumulated comprehensive income is comprised of:

(i)     Deemed cost: Refers to the recognition of the fair value adjustment of the deemed cost of the generating plants' property, plant and equipment, of R$ 380,721;

(ii)    Private pension plan: the debt balance of R$ 809,126 (net of income taxes) refers to the effects recognized directly in comprehensive income, in accordance with IAS 19 / CPC 33 (R2); and

(iii)   Effects of the credit risk in the mark to market of financial liabilities, net of income taxes, in accordance with IFRS 9 / CPC 48 (credit amount of R$ 52,109).

23.5     Dividends

At the Board of Directors’ Meeting held on April 27, 2018, approval was given for the declaration dividend for 2017 in the amount of R$ 280,191.

The Company also declared in 2018 R$ 488,785 relating to minimum mandatory dividend, as set forth by Law 6,404/76, and for each share the amount of R$ 0.480182232 was attributed.

In 2018, the Company paid R$ 279,101 relating to the dividend for 2018.

23.6     Termination of the statutory reserve of the concession financial asset

On April´s 27th , 2018 shareholders meeting it was approved the termination os the statutory reserve of the concession financial asset and the transfer of the reserve amount (R$826,600) to Retained Earnings.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

23.7     Allocation profit for the year

The Company’s bylaws establish the payment of minimum dividend of 25% of the profit for the year, adjusted as required by law, to the holders of its shares.

The proposal for allocation of profit for the year is shown in the table below:

2018
Profit for the year - Parent company	2,058,040
Realization of comprehensive income	25,117
Adjustment of previous period - Adoption IFRS 9/CPC 48	(82,607)
Statutory reserve - concession financial asset - reversal	826,600
Profit base for allocation	2,827,151
Legal reserve	(102,902)
Statutory reserve - working capital improvement	(2,235,465)
Mandatory dividend	(488,785)

For the year ended by December 31, 2018, considering the slow economic recovery scenario and the lack of previsibility for the hydrologic situation, the Company’s management is proposing to be allocated the total amount of R$ 2,235,465 as statutory reserve – working capital improvement.

(24) EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share as at December 31, 2018 and 2017 was based on the profit for the year attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting years. Specifically for the calculation of diluted earnings per share, the dilutive effects of instruments convertible into shares are considered, as shown below:

	2018	2017
Numerator
Profit attributable to controlling shareholders	2,058,040	1,179,750
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746

Earnings per share - basic	2.02	1.16

Numerator
Profit attributable to controlling shareholders	2,058,040	1,179,750
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(7,525)	(11,966)
Profit attributable to controlling shareholders	2,050,515	1,167,784

Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746

Earnings per share - diluted	2.01	1.15

(*) The dilutive effect of the numerator in the calculation of diluted earnings per share considers the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The effects were calculated based on the assumption that these debentures would be converted into common shares of the subsidiaries at the beginning of each year.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(25) NET OPERATING REVENUE

	Consolidated
	Number of Consumers		In GWh		R$ thousand
Revenue from Electric Energy Operations	2018	2017	2018	2017	2018	2017
Consumer class
Residential	8,544,035	8,330,237	19,618	19,122	13,549,879	11,663,084
Industrial	58,241	59,825	13,834	14,661	5,188,778	5,095,840
Commercial	532,592	545,095	10,211	10,220	6,038,086	5,498,867
Rural	361,908	359,106	3,583	3,762	1,334,868	1,173,569
Public administration	60,685	60,639	1,459	1,456	879,910	787,967
Public lighting	11,659	11,230	2,003	1,964	767,246	654,950
Public services	10,194	9,790	2,348	2,157	1,150,227	978,286
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	-	-	-	(65,991)
Billed	9,579,314	9,375,922	53,057	53,342	28,908,995	25,786,572
Own comsuption	-	-	34	34	-	-
Unbilled (net)	-	-	-	-	112,441	(89,575)
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(11,095,762)	(9,273,840)
Electricity sales to final consumers	9,579,314	9,375,922	53,091	53,376	17,925,674	16,423,157

Furnas Centrais Elétricas S.A.			2,875	3,026	544,342	565,592
Other concessionaires and licensees			17,757	16,337	3,825,201	3,240,571
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers			-	-	(96,717)	(56,528)
Spot market energy			3,828	8,194	1,082,945	2,340,463
Electricity sales to wholesalers			24,459	27,557	5,355,771	6,090,098

Revenue due to Network Usage Charge - TUSD - Captive Consumers					11,192,479	9,330,368
Revenue due to Network Usage Charge - TUSD - Free Consumers					2,650,565	2,137,566
Compensation paid for failure to comply with the limits of continuity					(57,630)	-
(-) Adjustment of revenues from excess demand and excess reactive power					-	(21,861)
Revenue from construction of concession infrastructure					1,772,222	2,073,423
Sector financial asset and liability (Note 8)					1,207,917	1,900,837
Concession financial asset - fair value adjustment (Note 10)					345,015	204,443
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts					1,536,366	1,419,128
Other revenues and income					697,878	496,340
Other operating revenues					19,344,812	17,540,244
Total gross operating revenue					42,626,257	40,053,498
Deductions from operating revenues
ICMS					(6,188,323)	(5,455,718)
PIS					(659,352)	(603,050)
COFINS					(3,037,164)	(2,777,626)
ISS					(16,871)	(15,929)
Global reversal reserve - RGR					(247)	(2,952)
Energy development account - CDE					(4,016,362)	(3,185,693)
Research and development and energy efficiency programs					(207,653)	(191,997)
PROINFA					(151,718)	(166,743)
Tariff flags and others					(178,536)	(878,460)
Others					(33,404)	(30,425)
					(14,489,630)	(13,308,593)

Net operating revenue					28,136,627	26,744,905

25.1      Adjustment of revenues from excess demand and excess reactive power

As provided for in Sub-module 2.1 of the Tariff Regulation Procedures – PRORET, approved through Normative Resolution No. 457/2011 and Decision No. 245/2016, since the 4th cycle of period tariff review of the distribution subsidiaries, the revenues earned from excess demand and excess reactive power have been recorded as sector liability. Since May 2015 for subsidiary CPFL Piratininga, September 2015 for subsidiary Companhia Jaguari de Energia (“CPFL Santa Cruz”), November 2017 for subsidiaries CPFL Paulista and RGE Sul , and January 2018 for subsidiary RGE. The recorded amounts will be amortized as from the 5th cycle, when they will be deducted from Portion B (portion of manageable costs of the tariffs), except for subsidiary Companhia Jaguari de Energia (“CPFL Santa Cruz”), whose amortization started in the Annual Tariff Review – RTA of March 2017 due to the renewal of its concession in 2015.

.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

25.2      Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2018		2017
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	12.68%	16.90%	-0.80%	-10.50%
CPFL Piratininga	October	20.01%	19.25%	7.69%	17.28%
RGE	June	21.27%	20.58%	3.57%	5.00%
RGE Sul	April	18.45%	22.47%	-0.20%	-6.43%
CPFL Santa Cruz	March	(b)	(b)	-1.28%	-10.37%
CPFL Leste Paulista	March	(b)	(b)	0.76%	-3.28%
CPFL Jaguari de Energia (CPFL Santa Cruz)	March	5.71%	(b)	2.05%	-8.42%
CPFL Sul Paulista	March	(b)	(b)	1.64%	-4.15%
CPFL Mococa	March	(b)	(b)	1.65%	-2.56%

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)   As mentioned in note 12.5.2, at December 31, 2018, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa. In accordance with Normative Resolution No716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. This occurred in the tariff adjustment of March 2018.

On March 13, 2018, the ANEEL published REH No. 2,376, which set the average annual tariff adjustment of Companhia Jaguari de Energia (“CPFL Santa Cruz”), effective as of March 22, 2018, at 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

25.3      Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$1,536,366 was recognized in 2018 (R$ 1,419,128 in 2017), of which (i) R$78,081 for the low-income subsidy (R$96,882 in 2017), (ii) R$1,354,845 for other tariff discounts (R$1,226,777 in 2017) and (iii) R$103,440 for tariff discounts – CCRBT injunctions and subsidy (R$ 95,469 in 2017); These items were recorded against other receivables in line item Receivables – CDE (note 11) and other payables in line item Tariff discounts – CDE (note 22.)

25.4     Tariff flags

The system of application of Tariff Flags was created by means of Normative Resolution No. 547/2013 in effect as from January 1, 2015. Such mechanism is intended essentially to signal to consumers the conditions of electric energy generation in the National Interconnected System  - SIN. A green flag indicates favorable conditions and the tariff does not rise. A yellow flag indicates less favorable conditions, and the red flag, segregated into two levels, is activated in more critical conditions. For every 100 KWh consumed, before tax effects, the yellow flag results in increases of R$1.00 in the tariff, while the red flag, depending on the level, of R$ 3.00 (level 1) and R$ 5.00 (level 2). The informed amounts are in effect since the decision of the Collegiate Board in Public Hearing No. 61/2017, as from November 1, 2017.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

In 2018, ANEEL approved the Tariff Flags billed from November 2017 to October 2018. The amount approved in this period was R$1,205,247. Out of this amount, R$297,340, referring to November and December 2017, were used to offset part of the sector financial asset and liability (note 8) and R$ 907,907, referring to the January to October 2018 approval, due to Closing Order No. 4,356 of December 22, 2017, were classified as sector financial asset and liability. The amount of R$ 126,185, with respect to the tariff flag billed for November and December 2018, was not approved and is recorded in regulatory fees (note 19).

25.5      Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,358 of December 19, 2017, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2018. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. Nevertheless, ANEEL (Brazilian Electricity Regulatory Agency) through Public Hearing 37/2018 reviewed the 2018 budget and determined a new quota for the energy development account “CDE – USAGE” for the months from September to December 2018 and maintained unaltered the quota for “CDE – Energy”, according to Ratifying Resolution REH 2,446 of September 4, 2018. Furthermore, by means of REH No. 2.004 of December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, whose amount were updated by REH No. 2.231, of April 25, 2017, with payment and transfer to the CDE Account for the period of April 2017 to March 2018. The same resolution defined the amounts for the period of April 2018 to March 2020.

(26) COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity purchased for resale	2018	2017	2018	2017
Itaipu Binacional	11,117	11,779	2,668,346	2,350,858
PROINFA	1,111	1,142	330,638	293,161
Energy purchased through auction in the regulated market, bilateral contracts and spot market	61,461	65,053	13,969,953	14,536,257
PIS and COFINS credit	-	-	(1,502,673)	(1,562,779)
Subtotal	73,689	77,974	15,466,265	15,617,498

Electricity network usage charge
Basic network charges			2,114,720	1,541,629
Transmission from Itaipu			266,153	159,896
Connection charges			162,852	122,536
Charges for use of the distribution system			48,811	39,451
System service charges - ESS net of CONER pass through (*)			(106,002)	(452,978)
Reserve energy charges - EER			134,824	(303)
PIS and COFINS credit			(249,458)	(126,213)
Subtotal			2,371,901	1,284,020

Total			17,838,165	16,901,518

(*) Energy reserve account

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(27) OPERATING COSTS AND EXPENSES

	Consolidated
			Services rendered to third parties		Operating Expenses
	Operating costs				Sales		General		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Personnel	901,333	882,150	-	2	172,700	170,859	340,442	324,147	-	-	1,414,475	1,377,158
Private Pension Plans	89,909	113,887	-	-	-	-	-	-	-	-	89,909	113,887
Materials	228,001	222,650	888	1,061	9,089	2,444	20,100	23,818	-	-	258,078	249,973
Third party services	210,234	251,549	2,294	1,856	166,693	186,525	312,533	287,221	-	-	691,754	727,151
Depreciation and amortization	1,237,627	1,143,795	-	-	4,260	5,403	65,319	93,639	-	-	1,307,206	1,242,837
Costs of infrastructure construction	-	-	1,772,162	2,071,698	-	-	-	-	-	-	1,772,162	2,071,698
Others	66,650	157,113	(6)	(7)	255,442	225,000	248,897	218,247	485,427	438,494	1,056,410	1,038,847
Collection fees	-	11,710	-	-	87,432	68,757	-	-	-	-	87,432	80,467
Allowance for doubtful accounts	-	-	-	-	169,259	155,097	-	-	-	-	169,259	155,097
Leases and rentals	43,898	52,734	-	-	-	(148)	22,898	19,740	-	-	66,796	72,326
Publicity and advertising	21	202	-	-	15	1	19,155	17,412	-	-	19,191	17,615
Legal, judicial and indemnities	-	-	-	-	-	-	186,686	188,355	-	-	186,686	188,355
Donations, contributions and subsidies	2,053	88	-	-	-	2	5,108	3,924	-	-	7,161	4,014
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	210,840	132,195	210,840	132,195
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	286,858	286,215	286,858	286,215
Amotization of the risk premium paid -GSF	13,413	9,594	-	-	-	-	-	-	-	-	13,413	9,594
Fee for the use of water	11,140	8,656	-	-	-	-	-	-	-	-	11,140	8,656
Impairment	-	-	-	-	-	-	-	-	-	20,437	-	20,437
Others	(3,875)	74,130	(6)	(7)	(1,264)	1,291	15,049	(11,184)	(12,271)	(353)	(2,367)	63,877
Total	2,733,754	2,771,145	1,775,339	2,074,611	608,184	590,232	987,291	947,072	485,427	438,494	6,589,995	6,821,554

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(28) FINANCE INCOME (COSTS)

	Consolidated
	2018	2017
Financial income (costs)
Income from financial investments	222,773	457,255
Late payment interest and fines	276,350	265,455
Adjustment for inflation of tax credits	14,819	19,623
Adjustment for inflation of escrow deposits	37,322	49,502
Adjustment for inflation and exchange rate changes	70,201	60,999
Discount on purchase of ICMS credit	33,779	16,386
Adjustments to the sector financial asset (note 8)	80,240	-
PIS and COFINS on other finance income	(46,217)	(48,322)
PIS and COFINS on interest on capital	(39,355)	(27,798)
Others	112,503	87,214
Total	762,413	880,314

Financial costs
Interest on debts	(1,328,693)	(1,661,060)
Adjustment for inflation and exchange rate changes	(368,141)	(540,053)
(-) Capitalized interest	28,606	50,543
Adjustments to the sector financial liability ( note 8)	-	(82,333)
Use of public asset	(17,759)	(8,048)
Others	(179,114)	(126,917)
Total	(1,865,100)	(2,367,868)

Financial expenses, net	(1,102,687)	(1,487,554)

Interests were capitalized at an average rate of 8.27% p.a. in 2018 (8.54% p.a. in 2017) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line item of adjustment for inflation and exchange rate changes, the expense includes the effects of gains of R$ 617,545  at 2018 (loss of R$ 235,852 at 2017) on derivative instruments (note 33).

(29) SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

As of 2018, due to the way the Group’s new management monitors the segment results, intangible assets acquired in business combination that were previously allocated to the respective segments started to be presented in the parent company in which it is recorded, in the segment “Others.” In order to keep the comparability, 2017’ information are been disclosed in the same criteria.

The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

2018	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total

Net operating revenue	22,457,079	661,831	1,468,254	3,491,300	58,163	28,136,627	-	-	28,136,627
(-) Intersegment revenues	10,238	482,548	468,065	5,152	474,646	1,440,650	-	(1,440,650)	-
Cost of electric energy	(15,022,304)	(102,421)	(320,346)	(3,352,745)	-	(18,797,816)	-	959,650	(17,838,165)
Operating costs and expenses	(4,440,783)	(104,606)	(407,211)	(47,287)	(437,709)	(5,437,597)	(39,333)	481,000	(4,995,931)
Depreciation and amortization	(766,796)	(116,372)	(623,106)	(2,346)	(22,521)	(1,531,143)	(62,922)	-	(1,594,064)
Income from electric energy service	2,237,434	820,979	585,655	94,074	72,579	3,810,721	(102,255)	-	3,708,467
Equity	-	334,198	-	-	-	334,198	-	-	334,198
Finance income	574,685	75,844	131,694	46,102	5,782	834,107	(22,092)	(49,602)	762,413
Finance expenses	(884,583)	(324,121)	(635,820)	(59,128)	(5,908)	(1,909,559)	(5,143)	49,602	(1,865,100)
Profit (loss) before taxes	1,927,537	906,899	81,530	81,049	72,453	3,069,467	(129,490)	-	2,939,977
Income tax and social contribution	(495,120)	(137,089)	37,276	(27,945)	(29,529)	(652,408)	(121,575)	-	(773,982)
Profit (loss) for the year	1,432,416	769,810	118,805	53,104	42,924	2,417,060	(251,065)	-	2,165,995
Total assets	24,124,896	4,327,070	12,175,855	933,121	476,476	42,037,419	1,643,260	(1,469,148)	42,211,530
Purchases of PP&E and intangible assets	1,769,569	11,517	225,202	2,926	52,855	2,062,069	353	-	2,062,422

2017	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	21,068,435	741,842	1,489,932	3,402,804	40,611	26,743,625	1,281	-	26,744,905
(-) Intersegment revenues	8,182	448,427	469,152	11,297	444,935	1,381,993	-	(1,381,993)	-
Cost of electric energy	(14,146,739)	(147,380)	(348,029)	(3,196,028)	-	(17,838,176)	-	936,658	(16,901,518)
Operating costs and expenses	(4,695,445)	(156,345)	(389,443)	(47,296)	(398,188)	(5,686,717)	(51,121)	445,336	(5,292,502)
Depreciation and amortization	(703,601)	(120,554)	(617,017)	(3,054)	(19,760)	(1,463,986)	(65,066)	-	(1,529,052)
Income from electric energy service	1,530,833	765,990	604,596	167,724	67,598	3,136,740	(114,906)	-	3,021,834
Equity	-	312,390	-	-	-	312,390	-	-	312,390
Finance income	597,203	108,433	137,765	25,895	11,349	880,644	20,505	(20,835)	880,314
Finance expenses	(1,163,689)	(437,009)	(648,571)	(58,801)	(7,101)	(2,315,170)	(73,532)	20,835	(2,367,868)
Profit (loss) before taxes	964,347	749,805	93,789	134,818	71,846	2,014,605	(167,933)	-	1,846,670
Income tax and social contribution	(299,510)	(95,688)	(74,125)	(44,527)	(16,994)	(530,845)	(72,784)	-	(603,629)
Profit (loss) for the year	664,837	654,117	19,665	90,290	54,852	1,483,761	(240,717)	-	1,243,042
Total assets	22,040,918	4,682,527	12,856,002	975,877	454,961	41,010,285	1,628,107	(1,355,480)	41,282,912
Purchases of PP&E and intangible assets	1,882,502	8,973	621,046	2,927	54,149	2,569,598	835	-	2,570,433

 The line item “Total assets” for 2018 and 2017 is presented excluding, in each segment, the recorded investments related to other segments.

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(30) RELATED PARTY TRANSACTIONS

As of December 31, 2018, the Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates were considered as related parties.

The main transactions are listed below:

a)     Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

b)    Intangible assets, Property, plant and equipment, Materials and Service – refers mainly to rendered services in advisory and  management of energy plants, consulting and engineering.

c)     Advances – refer to advances for investments in research and development.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Group set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

Management has considered the closeness of relationship with the related party together with other factors to determine the level of detail of the disclosed transactions and believes that significant information regarding transactions with related parties has been adequately disclosed.

The total compensation of key management personnel in 2018, in accordance with CVM Decision 560/2008, was R$ 90,783  (R$ 73,670 in 2017). This amount comprises R$ 78,335 (R$ 64,516 in 2017) in respect of short-term benefits and R$ 2,160 (R$ 1,516 in 2017) of post-employment benefits, and a recovery of R$ 10,288 of expenses related to other long-term benefits ( R$ 7,638 in 2017) , and refers to the amount registered under the accrual method.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or  significant influence and joint ventures:

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	2018	2017	2018	2017
Advances
BAESA – Energética Barra Grande S.A.	-	-	657	691	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	930	979	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,155	1,212	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	418	440	-	-	-	-

Energy purchase and sales, and charges
Entities under common control (State Grid of China subsidiaries)	-	-	16	13,330	-	-	152,369	91,302
BAESA – Energética Barra Grande S.A.	-	-	2,993	13,169	12	-	44,575	80,362
Foz do Chapecó Energia S.A.	-		41,850	37,415	18	-	490,713	381,193
ENERCAN - Campos Novos Energia S.A.	943	823	78,639	51,381	10,338	8,763	354,430	281,530
EPASA - Centrais Elétricas da Paraiba	-	-	13,397	19,458	19	-	143,845	137,376

Intangible Assets, property plant and equipment, materials and service rendered
BAESA – Energética Barra Grande S.A.	2	153	-	-	2,225	1,582	-	-
Foz do Chapecó Energia S.A.	15	2	-	-	2,143	1,726	-	-
ENERCAN - Campos Novos Energia S.A.	2	152	-	-	1,902	1,665	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	534	416	-	-	3	(469)	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	-	-	-	327	-	-

Dividends and interest on capital						-	-	-
BAESA – Energética Barra Grande S.A.	3	108	-	-	-	-	-	-
Chapecoense Geração S.A.	33,733	32,734	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	65,010	21,184	-	-	-	-	-	-

Others			-
Instituto CPFL	-	-	-	-	-	-	4,151	3,613

(31) INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The main insurance policies are:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Description	Type of coverage	December 31, 2018
Concession financial asset / Intangible assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engineering risk	7,630,552
Transport	National transport	502,930
Stored materials	Fire, lightning, explosion and robbery	249,501
Automobiles	Comprehensive cover	14,585
Civil liability	Electric energy distributors and others	268,000
Personnel	Group life and personal accidents	745,991
Others	Operational risks and others	352,931
Total		9,764,489

For the civil liability insurance of the officers, the insured amount is shared among the companies of the CPFL Energia Group. The premium is paid individually by each company involved, and the revenue is the base for the apportionment criterion.

(32) RISK MANAGEMENT

The Group’s businesses comprise mainly the generation, trading and distribution of electricity. As concessionaire of public services, the activities and/or tariffs of its major subsidiaries are regulated by ANEEL.

Risk management structure

At CPFL Group, the risk management is conducted through a structure that involves the Board of Directors and Supervisory Board, Advisory Committees, Executive Board, Internal Audit, Corporate Risks and Compliance Management and business areas. This management is regulated by the Corporate Risk Management Policy, which describes the risk management model as well as the attributions of each agent and the exposures of the main risks.

The Board of Directors of CPFL Energia is responsible for deciding on the risk limit methodologies recommended by the Executive Board, and for being aware of the exposures and mitigation plans presented in the event these limits are exceeded. This forum is also responsible for being aware of and monitoring any important weaknesses in controls and/or processes, as well as relevant regulatory compliance failures, following up on the plans proposed by the Executive Board to correct them.

The Advisory Committee(s) of the Board of Directors, in its role(s) of technical body(ies), is responsible for becoming aware of (i) the risk monitoring models, (ii) the exposures to risks, and (iii) the control levels (including their effectiveness), and follow the mitigation actions indicated for the reframing of the exposures of the approved limits, supporting the Board of Directors in the performance of its statutory role related to risk management .

The Fiscal Council of CPFL Energia is responsible for, among other things, certifying that Management has means to identify the risks on the preparation and disclosure of the financial statements to which the CPFL Group is exposed as well as for monitoring the effectiveness of the control environment.

The Executive Board of CPFL Energia is responsible for conducting businesses within the risk limits defined, and should take the required measures to avoid that the exposure to risks exceeds such limits and report any excess of the limit to the Board of Directors of CPFL Energia, presenting mitigation actions.

The Internal Audit, Risks and Compliance Management is responsible for the (i) coordination of the risk management process at the CPFL Group, developing and keeping updated Corporate Risk Management methodologies that involve the identification, measurement, monitoring and reporting of the risks to which the CPFL Group is exposed; (ii) periodic monitoring of the risk exposures and monitoring of the implementation of  mitigation actions by the business managers; (iii) monitoring and reporting of the status of the mitigation plans signaled by for reclassification of the exposures to the approved limits; and (iv) assessment of the internal control environment of the CPFL Group companies and interaction with the respective Business Managers, seeking the definition of action plans in the event of deficiencies identified.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The business areas have the primary responsibility for the management of the risks inherent to its processes, and should conduct them within the exposure limits defined and implementing mitigation plans for the main exposures as well as develop and maintain an proper envirorment of operational controls to effectiveness and business continuity and its associated business units.

The main market risk factors that affect the businesses are as follows:

Foreign exchange risk: This risk derives from the possibility of the Group incurring losses and cash constraints due to fluctuations in exchange rates, increasing the balances of liabilities denominated in foreign currency or decreasing the portion of revenue arising from annual adjustment of part of the tariff based on the fluctuation of the dollar, in power sale agreements of the joint venture ENERCAN. The exposure related to funding in foreign currency is hedged by swap transactions. The exposure related to ENERCAN revenue, proportional to the interest held by the Company, is hedged by financial instruments such as the zero cost collar described in note 33.b.1. The quantification of these risks is presented in note 33. In addition, the subsidiaries are exposed in their operating activities to fluctuations in exchange rates on purchase of electricity from Itaipu. The compensation mechanism - CVA protects the distribution subsidiaries against any economic losses.

Interest rate risk and inflation indexes: This risk arises due to the possibility of the Group incurring losses due to fluctuations in interest rates and in inflation indexes, which would increase the finance costs related to borrowings and debentures. The quantification of this risk is presented in note 33.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is managed by the sales and services segments through norms and guidelines applied in terms of the approval, guarantees required and monitoring of the operations. In the distribution segment, even though it is highly pulverized, the risk is managed through monitoring of defaults, collection measures and cutting off supply. In the generation segment there are contracts under the regulated environment (ACR) and bilateral agreements that call for the posting of guarantees.

Risk of under/overcontracting from distributors: risk inherent to the energy distribution business in the Brazilian market to which the distributors of the CPFL Group and all distributors in the market are exposed. Distributors are prevented from fully passing through the costs of their electric energy purchases in two situations: (i) volume of energy contracted above 105% of the energy demanded by consumers and (ii) level of contracts lower than 100% of such demanded energy. In the first case, the energy contracted above 105% is sold in the CCEE (Electric Energy Trading Chamber) and is not passed through to consumers, that is, in PLD (Spot price used to valuate the energy traded in the spot market – “Preço de Liquidação de Diferenças”) scenarios lower than the purchase price of these contracts, there is a loss for the concession. In the second case, the distributors are required to purchase energy at the PLD amount at the CCEE and do not have guarantees of full pass-through to the consumer tariffs, there is a penalty for insufficiency of contractual guarantee. These situations may be mitigated if the distributors are entitled to exposures or involuntary surpluses.

Market risk of commercialization companies: this risk arises from the possibility of commercialization companies incurring losses due to variations in the prices that will value the positions of energy surplus or deficit of its portfolio in the free market, marked against the market price of electricity.

Risk of energy shortages: the energy sold by subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001.

Rainfalls below normal levels observed in the period from May to September did not cause energy supply risk in 2018, however, there was a strong thermoelectric dispatch and consequent reduction of hydroelectric generation, which significantly impacted the costs with purchase of energy and charges for the electric sector agents in this period.

Risk of acceleration of debts: the Company has borrowing agreements and debentures with restrictive covenants normally applicable to these types of transactions. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are set by ANEEL, at intervals established in the concession agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the tariffs set shall ensure the economic and financial equilibrium of the concession agreement at the time of the tariff review, but could result in lower adjustments than expected by the electric energy distributors.

Financial instruments risk management

The Group maintains operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. Accordingly, control and follow-up procedures are in place as regards the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Group uses Luna and Bloomberg software systems to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Group is exposed. Historically, the financial instruments contracted by the Group supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Group does not enter into transactions involving speculative derivatives.

(33) FINANCIAL INSTRUMENTS

The main financial instruments, at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the Group’s accounting practices, are:

				Consolidated
				December 31, 2018
	Note	Category / Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	Level 1	342,346	342,346
Cash and cash equivalent	5	(a)	Level 2	1,549,111	1,549,111
Derivatives	33	(a)	Level 2	640,625	640,625
Derivatives - Zero-cost collar	33	(a)	Level 3	16,367	16,367
Concession financial asset - distribution	10	(a)	Level 3	7,430,149	7,430,149
Total				9,978,598	9,978,598

Liabilities
Borrowings - principal and interest	16	(b)	Level 2 (***)	5,804,704	5,778,656
Borrowings - principal and interest (**)	16	(a)	Level 2	5,631,255	5,631,255
Debentures - Principal and interest	17	(b)	Level 2 (***)	8,506,478	8,551,063
Debentures - Principal and interest (**)	17	(a)	Level 2	434,367	434,367
Derivatives	33	(a)	Level 2	31,798	31,798
Total				20,408,602	20,427,139
(*) Refers to the hierarchy for fair value measurement
(**) As a result of the initial designation of this financial liability, the consolidated balances reported a gain of R$ 37,421 in 2018 (a gain of R$ 21,137 in 2017).
(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:
(a) - Measured at fair value through profit or loss
(b) - Measured at amortized cost

The classification of financial instruments in “amortized cost” or “fair value through profit or loss” is based on business model and in the caractheristics of expected cash flow for each instrument.

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting year are:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) pledges, funds and restricted deposits, (vi) services rendered to third parties, (vii) collection agreements and (viii) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in 2018 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss at the period are R$ 345,015  (R$ 204,443 in 2017) and the main assumptions are described in note 10 and 25.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost, since there are no available reliable information for the fair value calculation.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (notes 16 and 17). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

At December 31, 2018, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on mark to market	Currency / debt index	Currency /swap index	Maturity range	Notional

Derivatives to hedge debts designated at fair value
Exchange rate hedge
Bank Loans - Law 4.131	592,520	(10,775)	581,745	633,270	(51,525)	US$ + (Libor 3 months + 0.8% to 1.55% or 2.3% to 4.32%)	99.80% to 116% of CDI	October 2018 to March 2022	4,186,051
Bank Loans - Law 4.131	2,899	(21,023)	(18,124)	(3,972)	(14,152)	Euro + 0.42% to 0.96%	102% to 105.8% of CDI	April 2019 to March 2022	879,630

	595,418	(31,798)	563,620	629,298	(65,678)

Hedge variation price index
Debêntures	23,081	-	23,081	2,070	21,012	IPCA + 5.8% to 5.86%	100.15% to 104.3% of CDI	April 2019 to August 2025	416,600

Derivatives to hedge debts not designated at fair value
Price index hedge:
Debentures	22,125	-	22,125	21,548	577	IPCA + 5.8% to 5.86%	100.15% to 104.3% of CDI	April 2019 to August 2025	70,469

Other (2):
Zero cost collar	16,367	-	16,367	-	16,367	US$	(note 32 b.1)	July 2018 to September 2020	44.083

Total	656,992	(31,798)	625,194	652,916	(27,722)

Current	309,484	(8,139)
Noncurrent	347,507	(23,659)

For further details on terms and information on debts and debentures, see notes 16 and 17

(1)The value at cost are the derivative amount without the respective mark to market, while the notional refers to the balance of the debt and is reduced according to the respective amortization;

(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.

Changes in derivatives are stated below:

	Consolidated
	At December 31, 2017	Interest, inflation adjustment, exchange rate and mark to market	Repayment	At December 31, 2018

Values at cost, net
To debts designated at fair value	526,148	662,147	(556,927)	631,368
To debts not designated at fair value	17,881	(21,817)	25,484	21,548
Other (zero cost collar)	-	11,984	(11,984)	-
Mark to market (*)	9,095	(36,817)	-	(27,722)

	553,124	615,497	(543,427)	625,194

(*)The effects on the income and comprehensive income of 2018 related to the fair value adjustments (MTM) of the derivatives are: (i) loss of R$ 14,533 for the debts designated at fair value, (ii) gain of R$ 13,407 for non- designated at fair value and (iii) loss of R$ 35,691 for other derivatives (zero cost collar).

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully debt-related derivatives instruments (note 16 and 17).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For years ended at December 31, 2018 and 2017, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on adjustment for inflation and exchange rate changes and in the consolidated comprehensive income in the credit risk in the market to market, related to debts at fair value.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Gain (Loss) on result		Gain (Loss) on Comprehensive Income
Hedged risk / transaction	2018	2017	2018
Interest rate variation	(19,747)	1,446	-
Mark to market	13,135	8,960	272
Exchange variation	672,061	(169,714)	-
Mark to market	(47,904)	(76,544)	(2,025)
		1
	617,545	(235,852)	(1,753)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, in as much as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At December 31, 2018, the total amount contracted was US$ 44,083, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 18.61%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 587, resulting in a net asset of R$ 16,954.

The following table reconciles the opening and closing balances of the call and put options for 2018, as required by IFRS 13/CPC 46:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Consolidated
	Asset	Liability	Net
At December 31, 2016	57,715	-	57,715
Measurement at fair value	16,715	-	16,715
Net cash, received from settlement of flows	(22,372)	-	(22,372)
At December 31, 2017	52,058	-	52,058
Measurement at fair value	(23,707)	-	(23,707)
Net cash, received from settlement of flows	(11,984)	-	(11,984)
At December 31, 2018	16,367	-	16,367

The fair value measurement of these financial instruments was recognized as finance income (expense) of the year, and no effects were recognized in other comprehensive income.

c)     Concession financial assets - distribution

As the distribution subsidiaries have classified the respective financial assets of the concession as measured at fair value through profit or loss, the relevant factors to measure the fair value are not publicly observable and there is no active market. Therefore, the classification of the fair value hierarchy is level 3.

Considering that all contractual characteristics are reflected in the recorded amounts, the Group believes that the carrying amounts reflect their fair values. The accounting measurement of the indemnity arising from the concession is made by applying contractual and legal regulatory criteria.

d)    Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates and interest rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group uses derivatives to manage market risks.

Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

d.1)  Changes in exchange rates

Considering that the net exchange rate exposure at December 31, 2018 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

	Consolidated
				Income (expense) - R$ thousand
Instruments	Exposure (a)		Risk	Exchange depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,775,978)			(141,746)	1,087,685	2,317,116
Derivatives - Plain Vanilla Swap	4,845,349			143,805	(1,103,484)	(2,350,772)
	69,371		drop of dollar	2,059	(15,799)	(33,656)

Financial asset instruments	-			-	-	-
Financial liability instruments	(857,429)			(54,219)	173,693	401,605
Derivatives - Plain Vanilla Swap	871,755			55,125	(176,595)	(408,315)
	14,326		drop of euro	906	(2,902)	(6,710)

Total	83,697			2,965	(18,701)	(40,366)

Effects in the accumulated comprehensive income				2,187	(12,704)	(27,594)
Effects in the income of the year				778	(5,997)	(12,772)

				Income (expense) - R$ thousand
Instruments	Exposure US$ thousand (a)		Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Derivatives zero-cost collar	44,083	(d)	raise of dollar	(1,770)	(17,126)	(32,482)

(a) The exchange rate considered at 12/31/2018 was R$ 3.87 per US$ 1.00 and R$ 4.44 per €$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 3.99 and 4.72, and the currency depreciation at 2.97% and 6.32% for US$ and €$, respectively at 12/31/2018.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Except for the zero-cost collar, as the net exchange exposure of the dollar and the euro for the other derivative instruments is an asset, the risk is a drop in the dollar, and the euro,  therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

d.2) Changes in interest rates

Assuming that the scenario of net exposure of the financial instruments indexed to floating interest rates at December 31, 2018 is maintained, the net finance cost for the next 12 months for each ofthe three scenarios defined, would be:

	Consolidated
Instruments	Exposure	Risk	Rate in the period	Rate likely scenario (a)	Likely scenario	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	2,180,549				143,262	179,078	214,893
Financial liability instruments	(7,104,019)				(466,734)	(583,418)	(700,101)
Derivatives - Plain Vanilla Swap	(5,658,788)				(371,782)	(464,728)	(557,674)
	(10,582,258)	raise of CDI	6.40%	6.57%	(695,254)	(869,068)	(1,042,882)

Financial liability instruments	(153,424)				(4,894)	(6,118)	(7,341)
	(153,424)	raise of IGP-M	7.54%	3.19%	(4,894)	(6,118)	(7,341)

Financial liability instruments	(4,829,388)				(339,506)	(424,382)	(509,259)
	(4,829,388)	raise of TJLP and TLP	6.72% to 7.42%	7.03%	(339,506)	(424,382)	(509,259)

Financial liability instruments	(1,801,795)				(60,180)	(45,135)	(30,090)
Derivatives - Plain Vanilla Swap	550,511				18,387	13,790	9,194
Concession financial asset	7,430,149				248,167	186,125	124,083
	6,178,865	drop of IPCA	3.69%	3.34%	206,374	154,780	103,187

Setorial financial assets and liabilities	1,508,158				98,784	74,088	49,392
Financial liability instruments	(114,117)				(7,475)	(5,606)	(3,737)
	1,394,041	drop of SELIC	6.40%	6.55%	91,309	68,482	45,655

Total	(7,992,164)				(741,971)	(1,076,306)	(1,410,640)

Effects in the accumulated comprehensive income					753	597	442
Effects in the income of the year					(742,724)	(1,076,903)	(1,411,082)

(a)   The indexes were obtained from information available in the market.

(b)   As required by CVM Instruction number 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 62,048.

e)     Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from Consumers, Concessionaires and Licensees and financial instruments. Monthly, the risk is monitored and classified according to the current exposure, considering the limit approved by Management.

Impairment losses on financial assets recognized in profit or loss are presented in note 6 – Consumers, Concessionaires and Licensees.

Consumers, Concessionaries and Licensees

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, Management also considers the factors that may influence the credit risk of its customer base.

The Group uses an allowance matrix to measure the expected credit losses of trade receivables from individual customers, which comprise a very large number of small balances.

Loss rates are based on actual credit loss experience over the past years. These rates reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

At December 31, 2018, the maximum exposure to credit risk for trade receivables by type of counterparty was represented by the total recorded balance presented in 6 – Consumers, Concessionaires and Licensees.

Cash and cash equivalents

The Group limits its exposure to credit risk by investing only in liquid debt securities and only with counterparties that have a credit rating of at least AA-.

The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Management did not identify for the years 2017 and 2018 that the securities were impaired, based in the criteria of expected losses.

f)      Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2018, taking into account principal and future interest, and is based on the undiscounted cash flow, considering the earliest date on which the Group has to settle their respective obligations.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

		Consolidated
December 31, 2018	Note	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	More than 5 years	Total
Trade payables	15	2,368,142	29,618	325	194,898	-	138,138	2,731,121
Borrowings - principal and interest	16	204,626	686,531	2,235,355	5,630,763	2,762,770	2,765,395	14,285,440
Derivatives	33	-	32	9,908	15,695	10,327	-	35,962
Debentures - principal and interest	17	81,852	450,576	1,009,204	5,871,723	2,349,058	1,196,565	10,958,978
Regulatory charges	19	149,159	1,497	-	-	-	-	150,656
Use of public asset		782	4,435	15,715	36,137	48,193	147,643	252,905
Others	22	83,372	92,414	50,208	3,054	3,054	56,050	288,150
Consumers and concessionaires		43,022	42,992	7,598	-	-	47,831	141,443
EPE / FNDCT / PROCEL		35	4,336	33,682	-	-	-	38,052
Collections agreement		40,188	44,831	-	-	-	-	85,018
Reversal fund		127	255	1,330	3,054	3,054	8,219	16,039
Business acquisition		-	-	7,598	-	-	-	7,598
Total		2,887,933	1,265,103	3,320,715	11,752,270	5,173,402	4,303,791	28,703,212

(34) NON-CASH TRANSACTIONS

	Consolidated
	December 31, 2018	December 31, 2017
Transactions resulting from business combinations
Concession financial asset	-	(12,338)
Intangible asset	-	(22,165)
Property, plant and equipment	-	(4,800)
Acquisition price paid	-	(39,303)

Other transactions
Interest capitalized in property, plant and equipment	10,591	29,817
Interest capitalized in concession intangible asset - distribution infraestruture	18,015	20,726
Intercompany loan payment with dividend of noncontrolling shareholders	377	259
Provision for environmental costs capitalized in property, plant and equipment	1,684	41,213
Transfer between fixed assets and other assets	5,515	32,600

At 2018, on the Holding CPFL Energia there was a payment of advance for future capital of R$ 350,000 (R$ 1,406,520 at 2017).

(35) COMMITMENTS

The Group’s commitments as regards long-term energy purchase agreements and plant construction projects at December 31, 2018, as follows:

		Consolidated
Commitments at December 31, 2018	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Rentals	until 9 years	8,973	13,671	13,041	10,003	45,688
Energy purchase agreements (except Itaipu)	until 26 years	11,799,846	20,935,148	21,321,793	53,391,392	107,448,179
Energy purchase from Itaipu	until 26 years	2,726,836	5,474,503	5,740,138	18,536,806	32,478,283
Electricity network usage charge	until 31 years	2,461,362	6,499,568	8,296,273	30,353,340	47,610,543
GSF renegotiation	until 29 years	7,580	43,696	52,356	312,498	416,130
Power plant construction projects	until 2 years	39,459	2,028	-	-	41,487
Trade payables	until 16 years	125,394	280,971	316,999	1,500,320	2,223,684
Other commitments related to the operation of concessions	until 14 years	13,408	28,636	31,529	186,980	260,553
		17,182,858	33,278,221	35,772,129	104,291,339	190,524,547

The power plant construction projects include commitments made basically to construction related to the subsidiaries of the renewable energy segment.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Avenida Coronel Silva Telles, nº 977, 10º andar - Dahruj Tower

13024-001 - Campinas/SP - Brasil

Caixa Postal 737 - CEP: 13012-970 - Campinas/SP - Brasil

Telefone +55 (19) 3198-6000, Fax +55 (19) 3198-6001

www.kpmg.com.br

Independent auditors’ report on the individual and consolidated financial statements

To the Directors and Shareholders of

CPFL Energia S.A.

Campinas - SP

Opinion

We have audited the individual and consolidated financial statements of CPFL Energia S.A. (the “Company”), identified as the parent company and consolidated, respectively, which comprise the statement of financial position as of December 31, 2018 and the respective statements of income, comprehensive income, changes in shareholder´s equity and cash flows for the year then ended, and the corresponding notes comprising significant accounting policies and other explanatory information.

In our opinion, the aforementioned financial statements present fairly, in all material aspects, the individual and consolidated financial position of CPFL Energia S.A. as of December 31, 2018, and of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements of Ethics Standards Boards for Accountants and Professional Standard issued by Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

(a)        Revenue recognition from energy distributed, but not billed

(Notes 3.10 and 25 to the individual and consolidated financial statements)

Not billed revenue recognized by the Company corresponds to the electricity distributed, but not billed to the consumers, and its billing is measured based on the reading cycles that, in some cases, exceed the period of accounting closing. The recognition of the not billed revenue takes into consideration all of the historical data, the systems configuration, as well as Company´s judgments in order to estimate the consumption by consumers. Due to the relevance of the amounts and the judgments involved that can affect the amount of the revenues in the consolidated financial statements and in the amount of the investment recorded under the equity method in the individual financial statements, we considered this matter as significant for our audit.

How this matter has been conducted in our audit

We evaluated the design, implementation, and effectiveness of key internal controls related to the determination of the amount of the revenue recognized from energy distributed, but not billed. We involved our information technology specialists to evaluate the systems and the technology environment used in the determination of the balances recorded. We analyzed the key assumptions used by the Company in the development of such estimates, such as the technical and commercial losses index. In addition, we tested the integrity and accuracy of the data used in the calculation and performed a valuation test, by comparing the amounts recognized by the Company with assumptions resulting from our independent auditing tests. We also assessed whether the disclosures in the consolidated financial statements were in accordance with the applicable standards.

Based on the evidence obtained from the procedures summarized above, we consider acceptable the revenue recognition from energy distributed, but not billed, in the context of the consolidated financial statements taken as a whole, for year ended December 31, 2018.

(b)        Impairment of the deferred tax assets

(Notes 3.11 and 9 to the individual and consolidated financial statements)

The individual and consolidated financial statements include tax credits over tax loss carryforwards and temporary differences, for which the realization is supported by estimates of taxable income based on the Company´s judgments and supported in its business plan. Due to the uncertainties that are inherent to the process of determining the future taxable income estimates, which support the recognition of the impairment of the tax credits, and the fact that any change in methodologies and assumptions for the determination of estimates that may have a material impact the value of such assets and, consequently, the individual and consolidated financial statements taken as a whole, we considered this matter as significant for our audit.

How this matter has been conducted in our audit

We evaluated the design, implementation and operational effectiveness of the key internal controls related to the preparation and review of the business plan, budget, technical studies and analyses as to the probability of existence of future taxable income. With the support of our corporate finance specialists, we analyzed the reasonableness and consistency of the data and assumptions and of the methodologies used by the Company for the projection of future taxable income, particularly those related to the projected economic growth, volume, and price of sales of energy, and the discount rates, and we compared with the data obtained from external sources. With the support of our tax specialists, we evaluated the calculation in which the current tax rates are applied. We also assessed whether the disclosures in the individual and consolidated financial statements consider all relevant information.

In the course of our audit work, we identified adjustments that would affect the measurement and disclosure of the deferred tax assets, which were not recorded by management, because they were considered immaterial. Based on the evidence obtained from the procedures summarized above, we consider that the net realizable value of deferred tax assets is acceptable in the context of the individual and consolidated financial statements taken as a whole, related to the fiscal year ended on December 31, 2018.

Other matters

Statements of Value Added

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted for the auditing procedures jointly with audit of the Company's financial statements. For the purposes of forming our opinion, we evaluate whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria as defined in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, this statement of value added have been properly prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and is consistent with the individual and consolidated financial statements taken as a whole.

Other information that accompanies the individual and consolidated financial statements and the auditor’s report

Management is responsible for the other information, which comprises the Management report.

Our opinion on the individual and consolidated financial statements does not cover the Management report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of the financial statements are free from material misstatement, due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

 Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•            Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

•            Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•            Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•            Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•            Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•            Obtain sufficient appropriate audit evidence regarding the financial information of the group entities or business activities within the Company to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit, and therefore, responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter, or, when in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Campinas, March 11, 2019.

KPMG Auditores Independentes

CRC (Regional Accounting Council) 2SP027612/O-4

(Original in Portuguese signed by)

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the financial statements of CPFL Energia of December 31, 2018;

b)    they have reviewed and discussed, and agree with, the financial statements of CPFL Energia of December 31, 2018;

Campinas, March 11, 2019.

__________________________________ GUSTAVO ESTRELLA Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ YUMENG ZHAO Deputy Chief Executive Officer
__________________________________ GUSTAVO PINTO GACHINEIRO Chief Institutional Relations Officer	__________________________________ YUEHUI PAN Chief Financial and Investor Relations Officer

__________________________________ WAGNER LUIZ SCHNEIDER DE FREITAS Chief Business Management Officer	__________________________________ KARIN REGINA LUCHESI Chief Market Operations Officer

__________________________________ LUIS HENRIQUE FERREIRA PINTO Chief Regulated Operations Officer

(Free Translation of the original in Portuguese)

Standard Financial Statements – DFP –  Date: December 31, 2018 - CPFL Energia S.A.

Management declaration on independent auditors’ report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the financial statements of CPFL Energia of December 31, 2018;

b)    they have reviewed and discussed, and agree with, the financial statements of CPFL Energia of December 31, 2018;

Campinas, March 11, 2019.

__________________________________ GUSTAVO ESTRELLA Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ YUMENG ZHAO Deputy Chief Executive Officer
__________________________________ GUSTAVO PINTO GACHINEIRO Chief Institutional Relations Officer	__________________________________ YUEHUI PAN Chief Financial and Investor Relations Officer

__________________________________ WAGNER LUIZ SCHNEIDER DE FREITAS Chief Business Management Officer	__________________________________ KARIN REGINA LUCHESI Chief Market Operations Officer

__________________________________ LUIS HENRIQUE FERREIRA PINTO Chief Regulated Operations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.